amrad

AMRAD CORPORATION LIMITED

ABN 37 006 614 375

INFORMATION MEMORANDUM

in relation to the Spin-out of Shares in Avexa Limited

This Information Memorandum is dated 5 July 2004.

The Directors unanimously recommend that you vote in favour of the Capital Reduction and the Scheme.

The independent expert has concluded that the Spin-out is in the best interests of Amrad Shareholders.

This is an important document and requires your immediate attention. It should be read in its entirety prior to deciding whether or not to approve the Spin-out.

If you are in doubt as to the course you should follow, you should consult your investment adviser or other professional adviser.

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

GENERAL MEETING PROXY FORM

Amrad Corporation Limited

ABN 37 006 614 375

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

AML

Securityholder Reference Number (SRN)

[redacted]

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Amrad Corporation Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Amrad Corporation Limited to be held at the Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria on Tuesday, 31 August 2004 at 10.00am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

GENERAL MEETING		For	Against	Abstain*
1.	Capital Reduction Resolution			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /

AML 13PR

005850 V_00AVCA

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by 10.00am on Sunday, 29 August 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Amrad Corporation Limited share registry at the address opposite.

Amrad Corporation Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

005850 V_00AVDA

SCHEME MEETING PROXY FORM

amrad

Amrad Corporation Limited

ABN 37 006 614 375

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

AML

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Amrad Corporation Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Scheme Meeting of Amrad Corporation Limited to be held at the Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria on Tuesday, 31 August 2004 at 11.00am, or as soon as the General Meeting concludes, and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

SCHEME MEETING	For	Against	Abstain*
1. Scheme Resolution			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

AML 13PR

006850 V_00AVEA

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by 10.00am on Sunday, 29 August 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Amrad Corporation Limited share registry at the address opposite.

Amrad Corporation Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

Contents

Letter from the Chairman of Amrad

5 July 2004

Dear Shareholder

Amrad is pleased to advise you of the creation of Avexa – a Spin-out of our anti-infectives portfolio into a new corporate entity.

As outlined at our AGM in October last year, this is a major corporate initiative for Amrad. Amrad is implementing a strategy to separate its biologicals and anti-infectives research into two independent businesses. It is intended that Avexa apply to list on the Australian Stock Exchange in September this year with a market capitalization of $24 million. Avexa will be an anti-infectives company with clear focus on treatments for HIV, Hepatitis B and antibiotic-resistant bacteria. Upon listing, Avexa will commence business with all of the resources required to secure significant commercial outcomes in markets currently worth more than US$6 *billion*.

Avexa provides Australian investors with a potential first-to-market opportunity in two classes of drugs in the very large HIV and Hepatitis B markets, and in addition, a green field opportunity in antibiotic-resistant bacteria research where there is a major unmet clinical need.

Globally, there is growing demand for new and improved anti-infective treatments. This demand is fuelled by both the adverse side effects of current treatments, and by the continuing spread of drug-resistant organisms.

The new company will commit $12 million to programs to advance its three promising anti-infectives research projects with the aim of demonstrating "proof of concept" animal studies – an important milestone in drug development and a key indicator of commercialization prospects.

The Avexa Spin-out is a logical split, because at present there are few technical synergies between Amrad's two streams of research. The initiative allows Amrad to concentrate on its biologicals research, while Avexa proceeds with fresh capital to develop its anti-infectives research. The value of Avexa's anti-infectives research projects will be clearly visible and easily assessed by the capital markets, whereas at present little value is attributed to the projects because they are embedded in the Amrad research portfolio and therefore relatively difficult to assess.

Amrad will retain a shareholding in Avexa of 19.9% at listing, which holding it has agreed to escrow for two years.

This Spin-out will only occur with the approval of Amrad Shareholders, and by meeting certain other conditions as set out in the Implementation Deed (see Section 12 of this Information Memorandum.)

As a dedicated and well-funded biotech company with clear focus, Avexa will expedite research and development of its three main anti-infectives projects in high growth, global markets. Some of Amrad's most experienced scientists, management and business development people will transfer to the new company.

Accordingly, Avexa will begin life with a fully operational, experienced and dedicated team of scientists with documented successes in developing commercially valuable anti-infective drugs. This well-established team has driven anti-infective drug discovery and development at Amrad for the past six years, creating a substantial division with a growing portfolio of promising programs.

The Amrad Board fully recommends this initiative. As Directors, we each intend to vote our own Amrad shares in favour of the Capital Reduction and the Scheme contained in the attached Information Memorandum. We believe the Spin-out is value-creating over the long term and is in the best interests of all Amrad shareholders. It is not expected to materially prejudice the interests of Amrad's creditors.

The Amrad Board is pleased to invite you to participate in this major corporate initiative which will release shareholder value and provide fresh opportunity for growth and shareholder returns. You will not be required to make any additional cash contribution to the Spin-out in order to receive your Avexa Share allotment under the Scheme.

We unanimously recommend you approve the Spin-out by voting in favour of the Capital Reduction and the Scheme.

Sincerely

Robert W Moses

Bob Moses
Chairman
Amrad Corporation Limited

Key Dates

The timetable below is indicative only and subject to change

Event	Date
Information Memorandum lodged with ASIC	Monday 5 July 2004
Information Memorandum lodged with ASX with Listing Application	Thursday 8 July 2004
Amrad subscribes for Amrad Investment Shares	Tuesday 13 July 2004
Court hearing to: • convene the Scheme Meeting; and • approve the draft Information Memorandum.	Tuesday 20 July 2004
Issue Notices of General Meeting and Scheme Meeting	Tuesday 27 July 2004
Time and date for determining eligibility to vote at the General Meeting and Scheme Meeting	7pm, Friday 27 August 2004
Latest time and date for return of proxy forms for the General Meeting and the Scheme Meeting (Meeting Record Date)	10am, Sunday 29 August 2004
General Meeting	10am, Tuesday 31 August 2004
Scheme Meeting	11am, Tuesday 31 August 2004
Court hearing to approve the Scheme	Monday 6 September 2004
Effective Date (Court orders approving Scheme lodged with ASIC/ASX)	Tuesday 7 September 2004
Amrad shares (ex Capital Reduction) commence trading on ASX	Wednesday 8 September 2004
Close of Registers for determining entitlements to Avexa shares under the Scheme (Record Date)	5pm, Tuesday 14 September 2004
Scheme Transfer Date or Spin-out Date: Scheme Shares transferred under Scheme	Wednesday 15 September 2004
Despatch of holding statements for Avexa Shares	Friday 17 September 2004
Listing Date (Avexa Shares start trading)	Thursday 23 September 2004
Despatch of payments to Ineligible Overseas Shareholders	After Listing Date

Notes:

- The key dates for the Spin-out are subject to satisfaction of certain conditions, which are summarized in Section 3.8 of this Information Memorandum.
- All dates following the date of the Scheme Meeting are indicative and subject to change depending on the Court and ASX approval process.

If you have any questions about the Spin-out Proposal, please contact Amrad's Company Secretary on (03) 9208 4000 weekdays between 9:00am and 5:00pm.

Important Notices

You should read this Information Memorandum in its entirety before making a decision as to how to vote on the resolutions to be considered at the General Meeting and the Scheme Meeting.

Purpose of this Information Memorandum

This Information Memorandum sets out details of the Spin-out Proposal and contains:

- the explanatory statement required by Part 5.1 of the Corporations Act in relation to the Scheme; and
- all information known to Amrad and the Amrad Directors that is material to Amrad Shareholders in deciding how to vote on the Capital Reduction Resolution, as required by section 256C(4) of the Corporations Act.

ASIC

A copy of this Information Memorandum has been registered with the Australian Securities and Investments Commission (**ASIC**) for the purposes of section 412(6) of the Corporations Act. Neither ASIC nor any of its officers take any responsibility for the contents of this Information Memorandum.

A copy of this Information Memorandum has also been lodged with ASIC for the purposes of section 256C(5) of the Corporations Act.

ASX

On or about the date of this Information Memorandum, an application will be made for the admission of Avexa to the Australian Stock Exchange Limited (**ASX**) official list and for official quotation of all Avexa Shares on ASX (other than those Avexa Shares subject to escrow as set out in Section 7.12 of this Information Memorandum.)

A copy of this Information Memorandum has been lodged with ASX. Neither ASX nor any of its officers take any responsibility for the contents of this Information Memorandum. The fact that ASX may admit Avexa to the official list of ASX is not to be taken in any way as an indication of the merits of Avexa, Avexa Shares or the Spin-out.

Status of this Information Memorandum

This Information Memorandum is not a prospectus lodged under Chapter 6D of the Corporations Act. Section 708(17) of the Corporations Act provides that Chapter 6D of the Corporations Act does not have effect in relation to any offer of securities if it is made under a compromise or arrangement under Part 5.1 of the Corporations Act approved at a general meeting held as a result of an order made by the Court under either sub-sections 411(1) or 411(1A) of the Corporations Act. However, this Information Memorandum does contain all of the relevant information and disclosure as required under section 710 of the Corporations Act.

Investment decisions

This Information Memorandum does not take into account the investment objectives, financial situation or particular needs of individual Amrad Shareholders or any other person. This Information Memorandum should not be relied upon as the sole basis for any investment decision in relation to Amrad Shares, Avexa Shares, or any other securities. Independent financial and taxation advice should be sought before making any investment decision in relation to Amrad Shares, Avexa Shares, or any other securities.

Responsibility statement

The information concerning Amrad and the Spin-out Proposal generally contained in this Information Memorandum has been prepared by Amrad (**Amrad Information**) and is the responsibility of Amrad. The information concerning Avexa contained in Sections 4 and 5 of this Information Memorandum, including financial information, has been prepared by Avexa (**Avexa Information**), and is the responsibility of Avexa. Amrad does not assume any responsibility for the accuracy or completeness of the Avexa Information except

to the extent that it has been provided by Amrad. Avexa does not assume any responsibility for the accuracy or completeness of the Amrad Information except to the extent it has been provided by Avexa.

Notice to foreign holders

This Information Memorandum has been prepared in compliance with the disclosure requirements of Australia which may be different to those in other countries. Financial statements included in this Information Memorandum have been prepared in accordance with Australian accounting standards which may differ from those in other countries.

Tax implications of the Scheme and Avexa Shares

Section 6 of this Information Memorandum provides a guide to the general tax position of Amrad Shareholders in relation to the Spin-out Proposal based on income tax legislation enacted as at the date of this Information Memorandum. It does not purport to be a complete analysis nor to identify all potential tax consequences nor is it intended to replace the need for specialist tax advice in respect of the particular circumstances of individual Amrad Shareholders.

Amrad Shareholders and other investors should seek their own advice in respect of the tax implications of the Spin-out Proposal including the demerger, issue of Scheme Shares and/or sale and purchase of Avexa Shares.

Forward looking statements

Certain statements in this Information Memorandum relate to the future. Such statements involve known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Amrad or Avexa to be materially different from the results, performance or achievements expressed or implied by such statements. These statements reflect views held only as at the date of this Information Memorandum. Amrad and Avexa make no representation and give no assurance or guarantee that the occurrence of the events expressed or implied in such statements will actually occur. Such risks, uncertainties and other important factors include amongst other things: general economic conditions, exchange rates, interest rates, the regulatory environment and the risks and competitive pressures inherent in research and development in the biotechnology industry. Certain other risks, issues and other important factors are identified in Sections 2 and 4 of this Information Memorandum and in the report of the independent technical expert set out in Section 10 of this Information Memorandum.

Defined terms

Capitalized terms used in this Information Memorandum are defined either in the Glossary in Section 14 of this Information Memorandum or in the body of this Information Memorandum.

References to time and currency

References to time in this Information Memorandum are to Australian Eastern Standard Time (AEST). References to ($) dollars in this Information Memorandum are to Australian dollars, unless otherwise stated.

Your Vote

Your vote is important

For the Spin-out to take place, it is important that a sufficient number of Amrad Shareholders vote in favour of the Capital Reduction and the Scheme.

How to vote

Amrad Shareholders may vote at the General Meeting and the Scheme Meeting by attending in person or by completing and returning the proxy forms which accompany this Information Memorandum.

Voting in person

To vote in person at the General Meeting, Amrad Shareholders must attend the General Meeting to be held at the Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067 on Tuesday, 31 August 2004 at 10.00am.

To vote in person at the Scheme Meeting, Amrad Shareholders must attend the Scheme Meeting to be held at the Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067 on Tuesday, 31 August 2004 at 11.00am or as soon thereafter as the General Meeting has concluded or has been adjourned.

Voting by proxy

To vote by proxy, please complete and sign the relevant personalized proxy forms which accompany this Information Memorandum as soon as possible and return the forms to the Amrad Share Registry by 10.00am on Sunday, 29 August 2004. Proxy forms can be returned by posting them in the reply paid envelope provided (for use in Australia only), or by posting or faxing them to:

- the Amrad Share Registry, c/o Computershare Investor Services Pty Limited, GPO BOX 242, Melbourne, Victoria 3001; or

- facsimile number (03) 9473 2555.

Further information relating to voting procedures and details of the resolutions are contained in the Notices of Meetings set out in Section 13 of this Information Memorandum.

Section 1
Key features of the Spin-out

1. Key features of the Spin-out

This Section is a summary only. You should read this entire Information Memorandum before making a decision on how to vote.

1.1 Executive summary of Spin-out Proposal and Directors' recommendation

1. A strategic review by Amrad of its portfolio has concluded that it should focus on its core business activities. Amrad's core business is protein and antibody based therapies for inflammatory diseases and cancer, and accordingly, it wishes to Spin-out its anti-infectives business to be developed separately by Avexa Limited ABN 53 108 150 750 (**Avexa**).

2. Avexa is currently a wholly-owned subsidiary of Amrad. If the Capital Reduction and Scheme are approved by Amrad Shareholders and the Court, Avexa will become a separate ASX listed anti-infectives company based in Melbourne, Australia, with a portfolio of drug candidates against important human pathogens such as HIV, Hepatitis B and antibiotic-resistant bacteria.

3. Amrad is proposing to Spin-out Avexa as a separately ASX listed entity, forming a dedicated anti-infectives company which will expedite the development of Avexa's anti-infectives research and development portfolio and provide management and business development focus, as well as a clear identity.

4. The Amrad core business is fundamentally different from the Avexa anti-infectives business. It requires different expertise and disciplines, operates with a separate culture and has a path to the clinic and an intellectual property strategy clearly distinct from Avexa's anti-infectives business. There are few synergies from a scientific perspective arising from the two businesses operating together, and any such benefits are outweighed by the confusion created from having two such contrasting operations within a single entity.

5. The value of the Avexa anti-infectives research projects as presented in an independent entity will be clearly visible and easily assessed by the capital markets whereas little value appears to be attributed to Avexa projects whilst they remain embedded in the Amrad research portfolio.

6. As a result of the Spin-out, Amrad and Avexa will be able to focus their attention and financial resources on their respective core businesses. This focus will enable both companies to explore and implement strategies appropriate for their individual businesses and also to effectively communicate such strategies to the outside world.

7. The ASX has advised that it will not require any of the Avexa Shareholders (other than Amrad Directors) to escrow their shares. However, Amrad has agreed to voluntarily escrow its Avexa Shares for a period of 24 months. The same restriction applies to Amrad Directors.

8. PKF Corporate Advisory Services (Vic) Pty Ltd (**PKF**) has prepared an independent expert's report in relation to the Spin-out Proposal. PKF has concluded that the Spin-out is in the best interests of the Amrad Shareholders and does not materially prejudice the interests of Amrad's creditors.

9. The Amrad Directors:

   (a) consider that the Spin-out is in the best interests of Amrad Shareholders and will not materially prejudice the interests of Amrad's creditors;

   (b) unanimously recommend that Amrad Shareholders approve the Spin-out by voting in favour of the Capital Reduction and the Scheme; and

   (c) intend to vote their own Amrad Shares in favour of the Capital Reduction and the Scheme.

1.2 How will the Spin-out Proposal work?

Under the Spin-out Proposal, Amrad will transfer 64,250,000 (80.01%) of its 80,312,000 Avexa Shares to Amrad Shareholders (**Scheme Shares**) on the Spin-out Date. This will require the approval of the Amrad Shareholders to the Capital Reduction and the Scheme.

Amrad's initial holding of 80,312,000 is made up of the 40,156,000 Avexa Shares issued to it by Avexa for the transfer of the Avexa Business on 1 July 2004, and Amrad's subscription of $12 million in cash on 13 July 2004 for a further 40,156,000 Avexa Shares.

It is intended that Avexa will be listed on ASX. On the first day Avexa is listed, the capital structure of Avexa will be approximately as follows:

	Number of Avexa Shares	**% holding**
Amrad Shareholders	64,250,000	80.01%
Amrad	16,062,000	19.99%
Total	**80,312,000**	**100%**

Avexa will use the amount subscribed by Amrad (**Amrad Investment**) for initial working capital. The Avexa Directors believe that the amount of $12 million (net of expenses and other costs) is enough working capital to enable Avexa to achieve its business objectives for the two financial years commencing on 1 July 2004. Section 4 of this Information Memorandum addresses Avexa's proposed use of these funds in more detail.

The Spin-out will only occur following the approval of Amrad Shareholders and the Court, and the satisfaction of certain other conditions as set out in the Implementation Deed (a copy of which is set out in Section 12 of this Information Memorandum.) You will not be required to make any additional cash contribution to the Spin-out in order to receive your Avexa Share allotment under the Scheme if the conditions are satisfied.

This Information Memorandum provides Amrad Shareholders with information for the purpose of determining whether or not to vote in favour of the resolutions necessary to approve the Capital Reduction and the Scheme in order to give effect to the Spin-out.

1.3 Capital Reduction and Scheme

Under the Capital Reduction and the Scheme:

- the share capital of Amrad will be reduced by the Capital Reduction Amount per Amrad Share on issue at the Close of Registers (approximately $0.15 per Amrad Share on issue as at the date of this Information Memorandum); and
- Amrad will transfer to Eligible Amrad Shareholders (other than Ineligible Overseas Shareholders) **one (1)** Scheme Share for every **two (2)** Amrad Shares held.

Amrad will transfer to ABN AMRO Morgans Corporate Limited (**AAM**) or such other person nominated by Amrad (**Nominee**) the Scheme Shares to which Ineligible Overseas Shareholders are entitled. The Nominee will sell those Scheme Shares on or after the Listing Date, and the proceeds will be remitted to the Ineligible Overseas Shareholders. Ineligible Overseas Shareholders will not be charged brokerage fees in respect of the sale of Scheme Shares.

Eligible Amrad Shareholders will not be required to pay any money for Scheme Shares because their entitlement under the Capital Reduction will be automatically applied as consideration for the issue to them of Avexa Shares.

Further details of the Capital Reduction and the Scheme are set out in Section 3 of this Information Memorandum. The formal terms of the Scheme are set out in Section 8.

1.4 Summary of impact of Spin-out on Amrad

1. On 1 July 2004, Amrad entered into a master transfer agreement with Avexa to transfer the Avexa Business to Avexa in consideration of the issue to it of 40,156,000 Avexa Shares.
2. On 13 July 2004 Amrad subscribed $12 million to acquire 40,156,000 additional shares in Avexa.
3. After the Spin-out Amrad will hold 19.99% of the capital of Avexa.
4. Amrad will have continuing contractual relations with Avexa after the Spin-out via a services agreement, property sub-lease and equipment lease.
5. The Spin-out may affect the ability of Amrad to derive some benefits from its prior years tax losses.
6. ASX has advised that shares issued in Avexa to Amrad will not be classified as restricted securities under the ASX Listing Rules. However, Amrad has agreed to voluntarily escrow its Avexa Shares for a period of 2 years from the Listing Date.

1.5 Potential advantages, disadvantages and risks of the Spin-out

Section 2 of this Information Memorandum sets out the potential advantages, disadvantages and risks of the Spin-out as well as other issues to be considered in relation to the Spin-out.

Additional risk factors relevant to an investment in Avexa are set out in:

- Section 4 (in particular Section 4.15) of this Information Memorandum; and
- the report of the independent technical expert (set out in Section 10).

1.6 Independent expert

Amrad commissioned PKF to provide an independent expert's report in relation to the Spin-out Proposal as required by Part 5.1 of the Corporations Act.

PKF has concluded that the Spin-out is in the best interests of Amrad Shareholders. The independent expert has also concluded that the Spin-out does not materially prejudice the interests of Amrad's creditors.

PKF's report is set out in Section 9 of this Information Memorandum.

1.7 Information on Avexa and independent technical expert

Section 4 of this Information Memorandum contains information on Avexa.

Amrad has commissioned LEK Consulting Pty Ltd (**LEK**) to prepare an independent technical expert's report on certain aspects of the three main research and development programs conducted by Avexa and discussed in Section 4 of this Information Memorandum.

LEK's report addresses:

- the degree of uniqueness of the research approach taken in each such program;
- the overall dynamics of the markets that these programs target;
- the level of competition that Avexa faces and therefore Avexa's competitive position; and
- the opportunities and risks associated with each program.

LEK was also separately commissioned by Amrad to provide independent support of the assumptions which underpin the valuation of the Avexa Business provided by the independent expert, PKF.

LEK's independent technical expert's report is reproduced in Section 10 of this Information Memorandum.

1.8 Tax consequences

The general tax implications of the Spin-out for Australian resident Amrad Shareholders are discussed in Section 6 of this Information Memorandum.

Amrad Shareholders should seek independent advice as to the taxation consequences of the Spin-out in respect of their individual circumstances.

1.9 Alternatives to the Spin-out

The Amrad Board has considered other divestment options relating to the Avexa Business. These include a trade sale and an initial public offering of Avexa.

The Amrad Board has concluded that the Spin-out Proposal offers Amrad Shareholders the opportunity to participate directly in the growth potential of Avexa and is more likely to enhance shareholder value than other divestment alternatives.

1.10 Key steps of the Spin-out

The key steps in the implementation of and approvals required for the Spin-out are as follows:

- the Capital Reduction must be approved by Amrad Shareholders at the General Meeting to be held at the Computershare Conference Centre, Yarra Falls, 452 Johnson Street, Abbotsford, Victoria, 3067 on Tuesday, 31 August 2004 at 10.00am.

- the Scheme must be approved by Amrad Shareholders at the Scheme Meeting to be held at the Computershare Conference Centre, Yarra Falls, 452 Johnson Street, Abbotsford, Victoria, 3067 on Tuesday, 31 August 2004 at 11.00am.

- If the Scheme is approved as referred to above, the Scheme will be submitted to the Court for the Court's approval. It is expected that the Court hearing to approve the Scheme will take place on or about Monday, 6 September 2004.

Further details of these steps and the approvals required are set out in Sections 3, 5, 7 and 8 of this Information Memorandum.

1.11 Conditions

The implementation of the Spin-out is subject to certain conditions, which are summarized in Section 3.8 of this Information Memorandum, and clause 2 of the Implementation Deed.

A copy of the Implementation Deed is set out in Section 12 of this Information Memorandum.

1.12 Action to be taken by Amrad Shareholders

1. *Vote at the General Meeting and the Scheme Meeting*

If you are registered as an Amrad Shareholder on the Meeting Record Date, you are entitled to vote in person or by proxy at the General Meeting and at the Scheme Meeting.

Details of how you can vote are contained on page 6 and in the relevant Notices of Meeting accompanying this Information Memorandum.

2. *Choose whether to keep, sell, or buy Scheme Shares*

Amrad Shareholders (other than Ineligible Overseas Shareholders) should refer to this Information Memorandum to assist them in deciding whether to:

- keep their Scheme Shares;

- sell their Scheme Shares on ASX; or

- buy more Avexa Shares on ASX,

on or after the Listing Date.

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Section 2
Issues for you to consider

2 Issues for you to consider

2.1 Introduction

Late last year Amrad conducted a major strategic review of its portfolio and concluded that it needed to focus on its core business activities. Amrad's core business is protein and antibody based therapies for inflammatory diseases and cancer, and accordingly, it wishes to Spin-out its anti-infectives business to be developed separately by Avexa. The Amrad Directors believe that the underlying value of Avexa's business and its growth potential can be best realized by the Spin-out and independent listing of Avexa. The Spin-out will give Amrad Shareholders the opportunity of holding a direct interest in Avexa in addition to their holdings in Amrad. Amrad will be a minority shareholder in Avexa following the Spin-out.

Amrad Shareholders should carefully consider the following advantages, disadvantages and potential risks of the Spin-out, as well as the other information contained in this Information Memorandum, before deciding whether or not to vote in favour of the resolutions required to implement the Spin-out.

The Amrad Board believes that the advantages of the Spin-out outweigh the disadvantages and potential risks and that the Spin-out is in the best interests of Amrad Shareholders.

2.2 Advantages of the Spin-out

1. Focus on core competencies

The Amrad core business is fundamentally different from the Avexa anti-infectives business. It requires different expertise and disciplines, operates with a separate culture and has a path to the clinic and an intellectual property position clearly distinct from Avexa's anti-infectives business. There are few synergies from a scientific perspective arising from the two businesses operating together, and any such benefits are outweighed by the confusion created from having two such contrasting operations within a single entity.

As a result of the Spin-out, Amrad and Avexa will be able to focus their attention and financial resources on their respective core businesses. This focus will enable the respective companies to explore and implement strategies appropriate for their individual businesses and also to communicate such strategies to the outside world.

2. Increased investor choice

The Spin-out will result in two independently listed companies. The separate listing of Avexa will provide Amrad Shareholders and other investors with increased investment choice between Amrad, an inflammation and oncology-focussed company, and Avexa, an anti-infectives-focussed company.

3. Enhanced investor awareness

After the Spin-out, it will be easier for investors to evaluate the individual financial performance, strategies, and other characteristics of Avexa. Avexa may be subject to coverage by research analysts with particular expertise in the biopharmaceutical industry, which should enhance investor understanding of Avexa.

Clarification of the Amrad strategy and core business should similarly improve market awareness of Amrad's core strengths and capabilities.

4. Greater financial flexibility for Avexa and Amrad

Amrad has a different earnings profile and different capital requirements from Avexa. In recent years Amrad has necessarily imposed capital constraints on the Avexa business in managing Amrad's overall cash consumption. As a wholly-owned, fully integrated division of Amrad, Avexa programs have had to compete with other Amrad programs for funds and resources. This has to some extent limited the ability of the Avexa Business to pursue strategic growth opportunities.

As a separately listed company, Avexa is expected to have greater financial flexibility to pursue its objectives which might not otherwise have been possible under the ownership of Amrad.

Following the Spin-out, Amrad will no longer be responsible for the progression and development of the Avexa projects. As a consequence Amrad will be afforded greater flexibility to develop and grow its core business.

5. *Amrad earnings*

Avexa programs are not expected to derive any revenues in the 24 months commencing 1 July 2004. The current strategy is to take each of the three main Avexa research programs through to the conclusion of a key milestone for each project, being a proof-of-concept animal study. The proof-of-concept animal study is a significant value-creating milestone for all programs because it demonstrates that the drug being tested has worked against an infectious agent in an animal model.

Upon achievement of positive results from these milestones, additional funding will be required for the further development of projects. The further funding could be in the form of external capital raisings or alternatively entering into partnering or licensing arrangements with third parties to finance the next pre-clinical stages of project development.

As a consequence the scientific advancement of Avexa programs will necessitate the consumption of cash and recording of operating losses. The Spin-out of Avexa activities will have a positive impact on Amrad cash reserves over time after settlement of all transaction costs and the $12 million Amrad Investment. A positive effect of the Spin-out will also be reflected in Amrad's operating results given that Amrad will no longer be required to bring to account any share of the Avexa operating result after the Spin-out.

2.3 Disadvantages of the Spin-out

1. *Additional corporate costs for Avexa*

As Avexa will be separately listed on ASX it will necessarily incur additional corporate costs including ASX fees, annual general meeting, share registry and company secretarial costs. These costs would not be incurred in the event that Avexa remains a wholly owned subsidiary of Amrad.

Amrad and Avexa will enter into commercial agreements for the provision of services, assets and facilities by Amrad to Avexa. The costs associated with the employment of these resources are currently borne entirely by Amrad. The charging by Amrad to Avexa for these services therefore does not represent an incremental external consumption of funds for the existing Amrad group. The provision of shared services and facilities on commercial terms and conditions has been negotiated to provide the most cost-effective solution for both entities.

2. *Spin-out transaction costs*

Transaction costs of the Spin-out incurred by Amrad are estimated at $0.7 million. The majority of this has been incurred, or will be committed, to progress the Spin-out prior to the date of the Meetings. Amrad's transaction costs are likely to be recorded as an expense against earnings for the year ending 30 June 2004.

Transaction costs of the Spin-out incurred by Avexa are estimated at $0.2 million comprising the set up costs associated with information technology systems, website and listing costs. The majority of this has been incurred, or will be committed, to progress the Spin-out prior to the date of the Meetings and for budgeting purposes has been treated as an expense in the first year of operations commencing on 1 July 2004.

3. *Market capitalization of Avexa*

The market capitalization of Avexa is expected to be lower than that of Amrad. This may result in share price weakness or lack of liquidity for Avexa shares.

2.4 Risks associated with the Spin-out

1. *Market price for Avexa Shares and Amrad Shares*

Since there has not previously been a public market for Avexa Shares, there can be no assurance that Avexa Shares will trade on ASX at a particular level.

There can be no assurance that an active trading market will develop for Avexa Shares after the Spin-out. There is also the risk that Avexa Shares will not meet the investment criteria or profile of existing Amrad

Shareholders which could lead to short to medium term selling pressure on Avexa Shares resulting in a decrease in the market price of those shares.

As a result of a number of factors, including other risk factors described below, there remains a risk that the combined market value of Amrad Shares and Avexa Shares after the Spin-out could be less than the market value of Amrad Shares before the Spin-out, resulting in an adverse financial impact to Amrad Shareholders.

2. *Investor scrutiny*

When Avexa's business becomes independent, Avexa will be subject to greater scrutiny by the investment community and shareholders. Actions Avexa takes to fund any acquisition, joint venture or alliances such as increasing gearing levels or raising new capital could impact either positively or negatively on, amongst other things, Avexa's financial performance and share price.

3. *Size and diversification*

Avexa is expected to be smaller and less diversified than Amrad. The occurrence of a significant adverse event in relation to Avexa would not be capable of being offset by other developments in Amrad.

Accordingly, the proportionate impact of an adverse development on the value of an Avexa Share could be expected to be more significant than the expected impact on the value of an Amrad Share arising from a similar adverse development.

The Spin-out of Avexa also reduces the diversification of the existing Amrad research and development portfolio with similar but less critical consequences (given that Amrad is larger than Avexa.)

4. *Project slippage*

The initial cash reserves of Avexa are expected to provide sufficient funding to conclude proof-of-concept animal studies for each of the three main Avexa programs. If the animal proof-of-concept milestone for each program is not achieved within a reasonable period of its indicative deadline, there is a risk that a program may not be funded up to completion of that milestone (for further details in relation to the indicative deadlines see Sections 4.6 and 4.10 of this Information Memorandum.)

Successful conclusion of a proof-of-concept animal study is a key, recognized and value-creating milestone which can form the basis for a further round of funding to enhance Avexa's own capabilities in anti-infective drug screening and accelerate the progress of Avexa's projects towards the clinic. Achieving this milestone for at least one of the three main programs is critical to Avexa's capacity to raise new funding and failure to do so will jeopardize Avexa's ability to continue as a going concern.

5. *Key personnel*

The loss of key personnel from the Avexa scientific and management teams as detailed in Section 4.12 of this Information Memorandum, whilst already an existing risk, would jeopardize Avexa's ability to achieve its key objectives during the initial funded period.

6. *Financial variables*

Avexa expects to achieve its stated objectives using its initial funding reserves augmented by investment income on surplus funds invested. However, Avexa is exposed to economic factors such as inflation and foreign exchange movements. Whilst allowance has been made for inflation in the Avexa budget and for fluctuations in foreign currency exchange rates for overseas studies, adverse movements in either variable against the inherent assumptions may create an additional cash consumption requirement. The exposure to foreign exchange rate risk is restricted to the conduct of research studies overseas. A material impact on the budgeted use of funds arising from an adverse movement in exchange rates is considered unlikely.

7. *Tax losses*

Amrad currently has unused and brought forward tax losses of $124 million in respect of financial years ending prior to and including 30 June 2003. To date, Amrad believes it has satisfied the conditions for deductibility imposed by tax legislation necessary to derive any benefit from these prior year losses. The

Spin-out may change the business of Amrad. This may lead to the failure of certain tests that are required to be satisfied in order to utilize prior year tax losses should there be significant changes in Amrad's ownership.

8. Capital gains

Amrad will not recognize a capital gain on the initial disposal of its anti-infectives intellectual property to Avexa.

On the basis that the Scheme contemplated qualifies for tax demerger relief, both the capital loss arising on Amrad's disposal of $19.2 million of its $24 million investment in Avexa and the capital gains tax event in relation to the receipt of a return of capital for Amrad shareholders will be disregarded.

For further comments on the tax implications of the demerger refer to Section 6 of this Information Memorandum.

2.5 Risk associated with an investment in Avexa

Section 4.15 of this Information Memorandum sets out other risks associated with an investment in Avexa.

2.6 Financial impact of Spin-out on Amrad

1. Introduction

The following analysis discusses the impact of the Spin-out on the financial performance of Amrad, and the financial position of Amrad as at 1 July 2004 as if the Spin-out had occurred on 30 June 2004.

The financial information in this Section 2.6 does not purport to present the actual results or position of Amrad as if the Spin-out had occurred on 30 June or 1 July 2004, nor the projected results or position of Amrad for any future period.

The analysis in this Section 2.6 takes into account and assumes:

- Amrad taking up a $24 million equity holding in Avexa (80,312,000 shares) comprising 100% of Avexa issued share capital, through the transfer of Amrad's anti-infectives intellectual property ($12 million) and a cash injection of $12 million;
- Amrad demerging 80.01% of its holding in Avexa comprising 64,250,000 shares totalling $19.2 million;
- Amrad incurring $0.7 million of transaction costs;
- Amrad paying Avexa full value for the transferred Avexa employee entitlements, which is estimated to be $66,000;
- the equity impact upon Amrad affecting net assets/shareholders funds comprises the Capital Reduction Amount ($19.2 million) offset by the realisation of the $12 million of intellectual property value not currently reflected in Amrad's consolidated Statement of Financial Position. This will result in a net reduction in net assets and shareholders' funds of $7.2 million (excluding transaction costs);
- the profit or loss impact upon Amrad includes the transaction costs, most of which will be expensed in the Statement of Financial Performance for the year ended 30 June 2004; and
- the Amrad accounting policies as detailed in the Amrad 2003 Annual Report have been consistently applied.

Historical financial statements are not available for Avexa because the anti-infectives program being transferred into Avexa has historically been a wholly integrated component embedded within the Amrad research and development portfolio. Avexa was only incorporated as a public company on 7 April 2004.

A two-year Avexa cash flow budget has been prepared commencing on 1 July 2004 which is summarized from a funds flow perspective in Sections 4.6 and 4.14 of this Information Memorandum.

2. *Demerger and Capital Reduction*

There is no profit or loss impact resulting from the demerger in respect of Amrad as the parent entity or Amrad's consolidated entity results other than the transaction costs as specified. This is because of the underlying principles of the demerger whereby the existing holdings of Amrad shareholders are split into an Amrad holding and Avexa holding without loss, gain or assumption of any asset or liability by Amrad or its controlled entities.

The demerger as contemplated in this Information Memorandum will reduce Amrad net assets or net shareholders' funds by $7.2 million excluding transaction costs.

3. *Impact on Amrad financial performance*

The table below describes the impact of the Spin-out on the financial performance of Amrad.

Financial aspects of Spin-out	**Current status**	**Impact of Spin-out**
Avexa result	Currently 100% of the operating result of the current business of Avexa is borne by Amrad as Avexa is a wholly-owned subsidiary of Amrad.	Following the Spin-out, Amrad will not bring to account any component of the Avexa operating result.
Intellectual property	Currently no asset is recorded by Amrad for the value of intellectual property relating to the projects undertaken by Avexa.	The fair value of Avexa intellectual property will be transferred by Amrad to Avexa in return for an equity position, 80.01% of which will then be distributed to Amrad Shareholders by way of the Scheme. Amrad will continue to retain an indirect share of this intellectual property by virtue of its 19.99% holding in Avexa.
Investment in Avexa at cost	Currently $1 investment in Avexa.	Amrad will initially recognize a $24 million investment in Avexa reflective of: (i) intellectual property of $12 million transferred to Avexa; and (ii) the subscription of $12 million from Amrad cash reserves. Through the demerger, 80.01% of this investment, or $19.2 million, will be demerged to Amrad Shareholders by way of the Capital Reduction and the Scheme, thereby leaving a residual investment at cost of $4.8 million.

Financial aspects of Spin-out	Current status	Impact of Spin-out
Write down of investment (Refer to Section 5 below)	Currently no requirement to write down the investment in Avexa as the $1 carrying value reflects Avexa net assets.	Immediately after the Spin-out, the fair value of Amrad's investment in Avexa will be $4.8 million, being a 19.99% share of Avexa's $24 million of net assets. The carrying value of the investment in Avexa will be reassessed at each reporting period end and the investment recorded at the lower of cost and recoverable amount.
Spin-out transaction costs (relate primarily to advisers' fees, legal expenses and the printing and distribution of documents).	Spin-out transaction costs have been incurred prior to court and shareholder approvals and are being expensed progressively as they are incurred by Amrad.	Transaction costs of the Spin-out will be borne by Amrad. These are assumed to be non-deductible for income tax, and will be expensed in the Statement of Financial Performance. Avexa estimated set up costs of $0.2 million have been included in its operating budget as an expense.
Services charges	All finance, company secretarial, facilities and information technology services are currently provided by Amrad to Avexa.	The fair and reasonable costs of employing the resources to continue to provide these services will be charged by Amrad to Avexa in accordance with commercial service agreements.
Taxation	The Amrad consolidated group currently has unused brought forward tax losses of approximately $124 million available to offset against future taxable profits subject to continuing to meet the conditions for utilization.	The transfer of the Avexa Business for taxation purposes will exclude Avexa's taxable loss-making activities from Amrad's future calculations of taxable profit or loss. Avexa's income tax responsibilities will be determined as a stand alone entity.

4. Impact on Amrad financial position

There is a reduction in Amrad Shareholders' funds as a result of the Spin-out, due to Amrad incurring the estimated transaction costs most of which will have already been incurred and recognized in the determination of the Amrad operating result for the year ending 30 June 2004.

There is also a reduction of $7.2 million in Amrad shareholders' funds as a result of the Capital Reduction, whereby Amrad will transfer $19.2 million worth of net assets to Amrad Shareholders through the demerger and issue of shares to them in Avexa. As $12 million of this value transfer relates to the value of Avexa intellectual property not previously recognized in the Amrad Statement of Financial Position, the net impact on the book value Amrad's net assets is $7.2 million and not the full $19.2 million. Amrad Directors will be required to assess the carrying value of the remaining investment in Avexa at each future reporting date to ensure it is not carried in excess of its recoverable amount.

The following table reflects the anticipated impact of the Spin-out on Amrad's Statement of Financial Position as at 1 July 2004 (excluding transaction costs).

Table 1 – Statement of Financial Position as at 1 July 2004

	Transfer of employee entitlements	Recognition of investment satisfied by transfer of intellectual property (1)	Transfer of cash for investment in Avexa	Capital Reduction of 80.01% of investment in Avexa	Impact on Amrad financial position
	$'000	**$'000**	**$'000**	**$'000**	**$'000**
Cash	(66)	-	(12,000)	-	(12,066)
Total Current assets	**(66)**	**-**	**(12,000)**	**-**	**(12,066)**
Investments	-	12,000	12,000	(19,200)	4,800
Intangibles	-	-	-		-
Total Non-current assets	**-**	**12,000**	**12,000**	**(19,200)**	**4,800**
Provisions	66	-	-	-	66
Current and Non-current liabilities	**66**	**-**	**-**	**-**	**66**
Net assets / Shareholders' equity	**-**	**12,000**	**-**	**(19,200)**	**(7,200)**

(1) As the value of this intellectual property was not previously brought to account in the Amrad consolidated Statement of Financial Position, an initial increase in shareholders' funds arises through the bringing to account of this $12 million asset.

5. *Discussion of the financial impacts of the Spin-out*

The financial impacts of the Spin-out on Amrad relate principally to:

(i) reduction in shareholders' funds of $7.2 million arising from the demerging of 80.01% of Amrad's investment in Avexa;

(ii) transaction costs expensed in the Amrad Statement of Financial Performance during the year ended 30 June 2004; and

(iii) the exclusion of the future operating results of the Avexa Business from the Amrad consolidated results.

- *Investment in Avexa*

Prior to the demerger, Amrad will invest a total of $24 million in Avexa, comprising cash consideration of $12 million and the transfer of intellectual property of $12 million.

Through the demerger of 80.01% of its shareholding in Avexa, Amrad will distribute $19.2 million of its investment to its shareholders and retain an investment in Avexa of $4.8 million, which equates to its 19.99% share of Avexa's $24 million net assets.

Amrad Shareholders are the sole beneficiaries of the value and liquidity created by the Spin-out of Avexa both directly through their personal entitlements to Avexa Shares and indirectly through Amrad's 19.99% equity position, which Amrad has agreed to voluntarily escrow for two years.

- *Corporate costs*

There are additional corporate costs, such as lodgement, listing and shareholder costs, associated with an entity being a publicly listed entity that have been taken into account in the Avexa budgets and which would not be incurred if Avexa were to remain a wholly owned subsidiary of Amrad. These budgeted costs amount to $0.4 million over the two year period commencing 30 June 2004 but will be borne and have been budgeted for by Avexa.

Two year aggregate insurance costs of $0.3 million have been budgeted for by Avexa as an estimate of its fair and reasonable share of the entire Amrad insurance portfolio renewal such that there is no anticipated adverse financial impact on the Amrad operating result arising from the inclusion of Avexa within its insurance coverage.

An increase in the balance of funds available for investment by Amrad is expected to arise over time due to Amrad not having to fund the ongoing development of Avexa projects. This funding will be wholly assumed by Avexa following the Spin-out.

Following the Spin-out, Amrad has no future funding obligations of any sort in respect of Avexa (e.g. no unpaid capital, guarantee arrangements, put/call options etc).

- *Transaction costs and investment*

The outlay by Amrad of transaction costs and the initial cash consideration of $12 million reduces the Amrad cash reserves and accordingly will cause a prima facie reduction in interest revenues in the future.

Uncertainties surrounding the timing of the overall cash flow savings for Amrad arising from the Spin-out and the impact on the balance of Amrad's cash invested are such that no disclosure has been made of the anticipated future impact on overall Amrad cash flows.

6. Financial impact on Amrad creditors

The Amrad Board is of the opinion that the Spin-out will not adversely affect Amrad's ability to pay its creditors and settle its debts as and when they fall due. With cash and cash equivalent reserves in excess of $60 million reported as at 31 December 2003 and no interest-bearing debt, Amrad remains in a strong financial position after investing $12 million in Avexa and incurring transaction costs.

2.7 Amrad after the Spin-out

The Amrad Board considers that the Spin-out is in the best interests of the Amrad Shareholders and will not materially prejudice the interest of Amrad's creditors.

It is the intention of the Amrad Board to maintain continuity of Amrad's core biologicals business.

The Amrad Board is of the opinion that the Spin-out will not materially adversely affect:

- the continuity of Amrad's business;
- Amrad's ability to raise funds in the future;
- Amrad's redeployment of fixed assets;
- Amrad's ability to continue to meet its existing contractual, collaborative and partnering obligations;
- the occupation of Amrad's current premises; or
- the future employment of Amrad employees.

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Section 3
Details of the Spin-out Proposal

3 Details of the Scheme

3.1 Capital Reduction and Scheme

Under the Capital Reduction and the Scheme:

- the share capital of Amrad will be reduced by the Capital Reduction Amount (being approximately $0.15 per Amrad Share based on the number of Amrad Shares on issue as at the date of this Information Memorandum) for each Amrad Share on issue at the Close of Registers;
- instead of a cash sum, Eligible Amrad Shareholders (other than Ineligible Overseas Shareholders) will be entitled to receive **one (1)** Avexa Share for every **two (2)** Amrad Shares held at the Close of Registers; and
- Ineligible Overseas Shareholders will have the Scheme Shares to which they are otherwise entitled issued to the Nominee. The Nominee will sell these Scheme Shares on or after the Listing Date and remit the proceeds to the Ineligible Overseas Shareholders.

The total aggregate Capital Reduction Amount is fixed at $19.2 million. The Capital Reduction Amount per Amrad Share may change as a result of changes to the number of Amrad Shares on issue on the Record Date resulting from the existing Amrad on-market buy-back. As at the date of this Information Memorandum, there are 128,500,000 Amrad Shares on issue. This may change by the Record Date.

The Scheme Shares to be transferred under the Scheme will represent a total of 64,250,000 Avexa Shares being approximately 80.01% of Avexa Shares on issue following the Amrad Investment and transfer of the Avexa Business. The implied value of each Scheme Share at the Spin-out Date will be approximately $0.30, comprising net assets of $24 million divided by issued capital of 80,312,000 shares.

3.2 Ineligible Overseas Shareholders

Ineligible Overseas Shareholders are those Eligible Amrad Shareholders whose addresses as shown on the Amrad Share Register at the Close of Registers are in a place outside Australia. Amrad and Avexa may, in their absolute discretion, deem an Ineligible Overseas Shareholder an eligible overseas shareholder, if the laws of a place outside Australia permit Amrad to transfer the Scheme Shares to Eligible Amrad Shareholders pursuant to the Scheme, either unconditionally or subject to complying with conditions and/or legal requirements which Amrad and Avexa both regard as being acceptable and not unduly onerous.

Ineligible Overseas Shareholders will participate in the Capital Reduction on the same basis as all other Eligible Amrad Shareholders. However, Ineligible Overseas Shareholders will not receive the Scheme Shares to which they are entitled under the Scheme but will have those Scheme Shares sold by the Nominee on or after the Listing Date, and the proceeds of sale remitted to them.

The receipt by Ineligible Overseas Shareholders of the proceeds of sale will be in full satisfaction of the rights of Ineligible Overseas Shareholders under the Scheme and Capital Reduction. Proceeds will be despatched to Ineligible Overseas Shareholders at their risk. In the case of joint Ineligible Overseas Shareholders, the proceeds will be despatched to the address of the Ineligible Overseas Shareholders named first on the Amrad Share Register. Any cheques for proceeds will be drawn in Australian currency.

Ineligible Overseas Shareholders will not be charged a brokerage fee in respect of the sale of Scheme Shares by the Nominee. There is no guarantee as to the price per Avexa Share that will be received by Ineligible Overseas Shareholders for the Scheme Shares. The price received may be higher or lower than the value attributed per Avexa share under the Scheme of $0.30.

3.3 Effect on Amrad optionholders

The exercise price of existing options held by Amrad optionholders will be reduced following the demerger. The amount of the reduction per option will be calculated on the basis of an apportionment between the actual market values of Amrad Shares and Avexa Shares just after the demerger. The amount of the reduction in exercise price will be based on the VWAP (**Volume Weighted Average Price**) of Amrad Shares

and Avexa Shares sold on the ASX over the first five days of trading commencing on the first day on which both Amrad Shares and Avexa Shares trade on the ASX. Amrad optionholders will be notified of these VWAP's shortly after the end of this trading period.

3.4 No effect on Amrad creditors

In the opinion of the Amrad Directors, the implementation of the Spin-out Proposal would not have a material adverse impact on the interests of Amrad's creditors.

PKF's report concludes that the Spin-out Proposal would not be materially prejudicial to Amrad's creditors. PKF's report is set out in Section 9 of this Information Memorandum.

3.5 General Meeting

Amrad will convene the General Meeting to consider, and if thought fit, to approve the Capital Reduction Resolution. The terms of the Capital Reduction Resolution are set out in the Notice of General Meeting contained in Section 13 of this Information Memorandum.

The Capital Reduction Resolution is conditional on the Scheme becoming Effective.

3.6 Scheme Meeting

On 20 July 2004, the Court ordered a meeting of all Amrad Shareholders to be convened to consider and, if thought fit, approve the Scheme, with or without amendment or modification.

This meeting is to be held at the Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067 on Tuesday, 31 August 2004 at 11.00am or as soon thereafter as the General Meeting has concluded or been adjourned. The notice convening the Scheme Meeting is set out in the Notice of Scheme Meeting contained in Section 13 of this Information Memorandum.

The terms of the Scheme are set out in Section 8.

The Scheme will be approved by Amrad Shareholders if a resolution approving the Scheme is passed by:

- a majority in number of Amrad Shareholders, present and voting, either in person or by proxy or attorney; and
- 75% of the votes cast on the resolution.

The Scheme must also be approved by the Court. The expected date for the Court hearing to approve the Scheme is Monday, 6 September 2004.

The order of the Court convening the Scheme Meeting is not and should not be treated as an endorsement by the Court of the Scheme, nor any other expression of opinion by the Court on the merits of the Scheme.

3.7 Entitlement to attend and vote at the General Meeting and Scheme Meeting

Each Amrad Shareholder who is registered on the Amrad Share Register as the holder of an Amrad Share on the Meeting Record Date is entitled to attend and vote, either in person, by proxy, by attorney or by corporate representative at the Scheme Meeting.

Voting at the Scheme Meeting will be by poll.

3.8 Consequences of approvals and conditions precedent to implementation of Spin-out

The Scheme will be binding on Amrad and all Eligible Amrad Shareholders (including those who voted against the resolutions required to implement the Capital Reduction and/or the Scheme) and Amrad if, and only if:

- the Capital Reduction Resolution is approved at the General Meeting;
- the resolution to approve the Scheme is approved at the Scheme Meeting;

- the Scheme is approved (with or without modification) by order of the Court;
- ASX grants approval for the admission of Avexa to the ASX official list and quotation of Avexa Shares on ASX, subject only to the Scheme becoming Effective and such other conditions as are acceptable to the Amrad Board; and
- an office copy of the Court order approving the Scheme is lodged with ASIC and notified to ASX.

The Scheme Shares will only be transferred pursuant to the Scheme on the Spin-out Date if Avexa satisfies all of the conditions imposed by ASX required to achieve the listing of Avexa (including the satisfaction of the shareholder spread requirements in Listing Rule 1.1 Condition 7).

3.9 Steps involved in implementation of the Scheme

1. Effective Date

The Effective Date of the Scheme is the date on which an office copy of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act is lodged with ASIC by Amrad.

2. Notice to ASX

Upon the Scheme becoming Effective, Amrad will give notice of that fact to ASX.

3. Determination of Eligible Amrad Shareholders

Each Amrad Shareholder registered on the Amrad Share Register as the holder of an Amrad Share at the Close of Registers will be an Eligible Amrad Shareholder and will participate in the Scheme.

For the purpose of determining an entitlement to Scheme Shares under the Scheme, any dealing in Amrad Shares will be recognized provided that:

- in cases of dealings of a type to be effected using CHESS, the transferee is registered as the holder of the relevant Amrad Shares on or before the Close of Registers; and
- in all other dealings, if registrable transfers or transmission applications in respect of those dealings are received by Amrad at the Amrad Share Registry during business hours on or before the Close of Registers.

Amrad will not accept for registration, or recognize for the purposes of determining an entitlement under the Scheme, any transfer or transmission application in respect of Amrad Shares if received after the Close of Registers.

4. Shareholder instructions

Any binding instruction between Amrad Shareholders and Amrad relating to their respective Amrad Shares at the Close of Registers (including, without limitation, instructions relating to communications from Amrad) will, from the Record Date, be deemed to be similarly binding instructions to, and accepted by, Avexa in respect of the Avexa Shares issued to those Amrad Shareholders, until those instructions are, in each case, revoked or amended in writing by those Amrad Shareholders and addressed to Avexa at the Avexa Share Registry.

5. Transfer of Scheme Shares on Spin-out Date

Subject to the satisfaction of the conditions precedent of the Scheme, the Scheme Shares will be transferred to Eligible Amrad Shareholders or the Nominee (in the case of Ineligible Overseas Shareholders) on the Spin-out Date.

6. Listing of Avexa and trading of Avexa Shares

On or about the date of this Information Memorandum, an application will be made for admission of Avexa to the ASX official list and for official quotation of all Avexa Shares on ASX other than those subject to escrow. See Section 7.12 for further details regarding escrow arrangements.

Based on the indicative timetable on page 3 of this Information Memorandum, Avexa Shares will commence trading on ASX on the Listing Date, which is expected to be Thursday, 23 September 2004.

Holding statements are proposed to be despatched to Eligible Amrad Shareholders who become Avexa Shareholders on Friday, 17 September 2004. It is the responsibility of each Amrad Shareholder to determine their entitlement to Avexa Shares before trading any Avexa Shares to avoid the risk of selling Avexa Shares they do not own. If an Amrad Shareholder sells his/her Avexa Shares without receiving confirmation of his/her entitlement, he/she does so at his/her own risk.

It is not expected that Avexa Shares will be traded or listed on any exchange other than ASX.

7. Timetable

An indicative timetable is set out on page 3 of this Information Memorandum. The times and dates in the indicative timetable are subject to change, and are conditional on receiving Court, ASIC and ASX approval. A number of other factors, some of which are outside the control of Amrad, may also affect the indicative timetable. Once the Effective Date is known, Amrad will announce to ASX the timetable for the remainder of the Spin-out.

3.10 Implementation Deed and End Date

The terms of the implementation of the Spin-out are set out in the Implementation Deed (a copy of which is set out in Section 12).

If the Effective Date has not occurred by the End Date then the Capital Reduction will not take place and the Scheme will not be implemented.

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Section 4
Profile of Avexa

4 Profile of Avexa

4.1 Source of data

The information contained in Sections 4 and 5 of this Information Memorandum does not represent any forecast or projection as to the future revenue or profitability of Avexa. See Section 2 and, more particularly, Section 4.15 regarding issues you should consider and risk factors generally in respect of your decision on whether to vote in favour of the Capital Reduction and Scheme. Unless otherwise stated, the footnotes and information in Sections 4 and 5 are publicly available and published on the following websites: http://www.gilead.com; http://www.noviro.com; http://www.medivir.se; http://www.who.int; http://www.cdc.gov; http://www.niaid.nih.gov.

Data and articles in Sections 4 and 5 are not put forward as an expert's report, nor are the authors represented as experts. Amrad Shareholders should make their own determination as to what relevance, if any, they place on the information in these Sections in making a decision on whether to vote in favour of the Capital Reduction and Scheme. Amrad and Avexa have not verified the data contained in these Sections and do not have the resources or capacity to do so. However, neither Amrad nor Avexa are aware of any reason why such information would be incorrect or wrong. As the information is publicly available no consent to its republication has been sought.

4.2 The company

Avexa was incorporated in Victoria, Australia as a public company on 7 April 2004. Avexa is an Australian anti-infectives research and development company, aimed at discovering and developing novel pharmaceutical compounds. Avexa's primary research and development programs target serious and commercially attractive drugs to treat human infectious diseases, such as:

- Human Immunodeficiency Virus (**HIV**);
- Hepatitis B (**HBV**); and
- Vancomycin-resistant bacterial infections (**VRI**).

Each of these programs:

- focuses on an area of significant medical need with high market potential;
- is designed to discover and develop innovative compounds which have a competitive edge; and
- is designed to discover and develop technology to which pharmaceutical companies and collaborators are likely to seek access.

As an ASX-listed entity Avexa aims to:

- focus on progressing its key programs to the point of proof-of-concept in animals;
- access additional funds so that it can progress its programs to clinical trials and ultimately, with international industry commercialization partners, to develop pharmaceuticals for sale on world markets; and
- build shareholder value using the solid foundation of existing programs and expertise.

4.3 Strategy

The Avexa model has been designed and funded to cost-effectively pursue the three specific disease targets referred to above. It has identified clear decision points in each program to proceed to human trials or terminate the projects. By taking potential candidates in each program through a rigorous pre-clinical selection process, high-quality candidate compounds with a solid foundation for clinical development will be selected.

This development pathway allows the risk of failure to be identified early in the development process, before expensive clinical trials are begun. If results at the conclusion of proof-of-concept animal studies are positive, Avexa will seek to raise additional capital to progress the programs to final stage pre-clinical and clinical

development. In parallel with continued clinical development, potential commercial partners such as large biotechnology or pharmaceutical companies will be sought.

4.4 Commercialization opportunities

Chronic viral diseases such as HIV and HBV require long-term (and possibly life-long) treatment, as few people are cured through treatment. Chronic infectious diseases provide several important commercial opportunities[1]:

- long-term sales potential – it is rare for treatment to result in eradication or cure of a viral infection;
- potential for new market entrants, as older treatments can lose efficacy owing to the development of resistance;
- potential for many market entrants of different classes, as combinations of different types of products are more effective than treatment with a single product; and
- rapid development paths – on average six years clinical development (four years for HIV drugs) compared to ten years for a typical small molecule product.

Unlike chronic viral infections, bacterial infections are generally curable. Historically, vancomycin has been seen as a relatively potent and expensive "drug of last resort" however over the past three to five years there has been a substantial increase in the incidence of failure due to increasing prevalence of vancomycin-resistant organisms.[2] Infections caused by vancomycin-resistant organisms allow:

- potential for new market entrants, as older treatments can lose efficacy as a result of the development of resistance;
- potential for many market entrants of different classes, as combinations of different types of products are more effective than treatment with a single product; and
- rapid and established development paths.

4.5 Key features of an investment in Avexa

1. *Significant Amrad Investment*

Amrad has invested $24 million in Avexa comprising intellectual property valued at $12 million and cash of $12 million. The cash invested by Amrad will enable Avexa to fully fund its short-term objective of completing proof-of-concept animal studies in all three of its primary research and development programs.

2. *Opportunity to be first or early entrant in new drug classes*

- *HIV*

Avexa's HIV program is focussed on discovering compounds that inhibit HIV integrase, an enzyme which HIV needs to replicate. Avexa's cash reserves $12 million will enable Avexa to accelerate the rate at which medicinal chemistry and lead optimization on the HIV program can be conducted. Avexa has a window of opportunity to develop one of the first HIV integrase inhibitors to reach the market, as:

  - there are no drugs currently marketed that are active against HIV integrase; and
  - there is only one HIV integrase inhibitor currently known to be in clinical trials.

An HIV integrase inhibitor would represent an entirely new class of HIV compounds. It could be used in combination with existing therapies and could revolutionize the treatment of HIV in a similar way to the introduction of the protease inhibitors several years ago.[3]

---

[1] D Milroy and J Featherstone, Antiviral market overview, Nature Reviews Drug Discovery volume 1, January 2002, pages 11-12.
[2] U.S Congress, Office of Technology Assessment. Impacts of Antibiotic-resistant bacteria, OTA-H-629 (Washington DC:U.S.Government Printing Office)
[3] J.Turpin. The next generation of HIV/AIDS drugs: novel and developmental anti-HIV drugs and targets. Expert Rev.Anti-infect 1(1), 97-128(2003).

- *HBV*

Avexa's HBV program focuses on developing a class of non-nucleoside compounds that target a different step in the replication of HBV from other drugs currently on the market, or compounds known to be in development.[4]

Avexa's compounds could result in the development of a new class of drugs for use either alone (especially in cases of resistance to currently marketed drugs), or in combination with other existing HBV treatments.

A well-characterized non-nucleoside HBV drug would be expected to attract significant interest from large pharmaceutical companies wishing to enter the HBV arena, or looking to expand their existing HBV portfolio with a combination treatment.

Currently, only two antiviral drugs are marketed to treat HBV infection,
and they both inhibit the DNA polymerase of the virus. All other anti-HBV drugs presently in development are either immunomodulators/interferon replacements, or other nucleoside analogues which also target the same DNA polymerase as the current marketed drugs. There are no specific antiviral drugs in clinical development that do not target the viral DNA polymerase. Avexa's compounds are the only known compounds in development that do not target the DNA polymerase but instead affect another step in the viral replication cycle.

3. *Value of animal proof-of-concept model success*

The animal models Avexa uses are the most scientifically highly regarded in terms of their similarity to the human disease. The same human virus or bacteria as that found in the human disease is used to infect animals that are closely related to humans, in a direct analogy to the human infection. The effects of the antiviral compound in reducing the infection in the closely-related animal species are a very good predictor of expected antiviral effects in humans with the same infection.

This means that positive results in proof-of-concept animal study are highly valuable in anticipating positive results in future human trials. Almost all compounds that show positive results in these proof-of-concept animal studies also show positive proof-of-concept in humans, unless found to be too toxic or poorly metabolized in humans for further development.

4. *Strong technical and management team*

Avexa has an experienced and dedicated team comprising scientists with documented successes in developing commercially valuable anti-infective drugs. This well-established team has driven anti-infective drug discovery and development at Amrad for the past six years, creating a substantial research division with a growing portfolio of promising programs. Chief Scientific Officer Jonathan Coates has 15 years' anti-viral experience with Glaxo Group Research and later Glaxo-Wellcome, having taken the drug lamivudine (3TC) to the market (now sold as Epivir® for HIV infection and Zeffix® for HBV infection). Head of Virology, Susan Cox, is a virologist who worked extensively on the preclinical and clinical development of the antiviral drug Foscavir® (foscarnet) for Astra and has worked with Medivir, a successful anti-viral company.

5. *Strong commercial opportunity*

Globally, there is growing demand for new and improved anti-infective treatments. This demand is fuelled by both the adverse side effects of current treatments, and by the continued spread of drug-resistant organisms.

In the United States of America, of the 300,000 HIV patients currently receiving HIV treatment, approximately 50,000 have shown some level of resistance to the current therapies on the market.[5] This provides an enormous opportunity for a company that can produce a new class of HIV therapy, particularly one in an entirely new class.

Avexa believes that the HBV market will grow in the future in a parallel fashion to HIV, once improved products and combination treatments become available, providing similar opportunities for new classes of products against HBV.

---

[4] P.Karayiannis. Hepatitis B virus: old new and future approaches to antiviral treatment. Journal of Antimicrobial Chemotherapy (2003) 51, 761-785.
[5] Y Werber, HIV drug market. Nature Reviews Drug Discovery, volume 2 July 2003 pages 513-514.

Likewise, the spread of vancomycin-resistant infections is anticipated to provide an increasing market opportunity.

6. *Established rapid development paths*

It generally takes less time for an antiviral drug to reach the market due to both rapid read-outs from pre-clinical and clinical trials and the expedited approval processes for such drugs from the relevant regulatory bodies.

4.6 Application of funds and future development

Avexa's cash reserves of $12 million will permit Avexa to progress its primary research and development programs to a point where it is possible to determine with certainty for each program that either:

- the results of proof-of-concept animal studies are positive, and indicate that progression into late stage pre-clinical and clinical trials is warranted; or

- the results of proof-of-concept animal studies are negative or uncertain, in which case the program can be discontinued at a relatively early stage, without significant drain on Avexa's resources.

If the results of proof-of-concept animal studies for a program are positive, Avexa will need to raise further funds to progress development of the compound to late stage pre-clinical and clinical trials. Ultimately, assuming that clinical trials are successful, Avexa would aim to conclude a deal with a commercial partner to undertake further development and commercialization. There are significant risks associated with this business model which are set out in detail in Section 4.15 of this Information Memorandum and in the report of the independent technical expert, LEK (reproduced in Section 10).

Results from critical proof-of-concept animal studies on Avexa's HBV lead compound are expected in late 2004. Avexa will need to seek separate, additional funding to progress the HBV lead compound into pre-clinical toxicology trials and human clinical trials if the HBV results are positive. Avexa believes that a positive outcome would support a capital raising and/or attract a commercial partner for the program.

4.7 The Business

1. *Introduction*

Avexa's core business is the research and development and commercialization of pharmaceutical compounds. Avexa is currently highly focussed on the serious and chronic viral diseases HIV and HBV, and also on VRI. These diseases affect large numbers of people and require long-term treatment with multiple drugs, thereby providing a substantial and enduring market opportunity.

The cornerstone of Avexa's value is the strength of its virology team. Avexa is using a number of innovative approaches to development of anti-infectives:

- targeting new steps in viral replication that have not been previously examined;

- developing different screens for previously known targets that will reveal viral inhibitors that work by new mechanisms;

- screening different classes of compounds and libraries to produce different types of inhibitors; and

- using recent improvements in computer modelling, drug design and optimization methods that were not previously available.

Avexa's cash reserves of $12 million will enable Avexa to accelerate the rate at which medicinal chemistry and lead optimization in the HIV program can be conducted.

2. *Specialist skills*

Drug discovery and development is a complex process requiring the co-ordinated expertise of a number of different scientific disciplines. Avexa has already established (and validated in its previous development of an HBV inhibitor while part of Amrad) an excellent inter-disciplinary team of scientists with expertise in the fields

of virology, chemistry, pharmacokinetics, metabolism, drug design, and modelling. It has productive collaborations in place with Monash University's Centre for Drug Candidate Optimisation, and the Victorian College of Pharmacy to expedite the lead optimization process through judicious use of molecular modelling, in-silico design, and pharmacokinetic analysis.

Avexa also has an extensive network of contacts with renowned research institutes in Australia, the United States, and Europe, providing access to sophisticated techniques and highly specialized animal models that add state of the art expertise in specific technical areas. Combined with its virology expertise this gives Avexa a powerful team for the co-ordinated, efficient and flexible discovery of promising new inhibitors, their development up to proof-of-concept in the best animal models, the conduct of further pre-clinical and clinical studies, and beyond.

The team at Avexa has established a network of contacts with expert contract organizations within the areas of small-scale manufacturing, scale up, toxicology, regulatory compliance and clinical testing. Avexa's dedicated and experienced program team will facilitate the rapid development of a candidate drug through the efficient and cost-effective co-ordination of outsourced development activities.

4.8 Industry overview

Global sales of anti-infectives in 2002 were greater than US$20 billion.[6]

The discovery and development of pharmaceuticals is highly regulated by governments and is very competitive. Further, the complete development path for pharmaceuticals from discovery through to sales is a long and expensive one. However, focussing on the discovery and development of anti-infectives has several advantages. For example:

- the extensive knowledge about the infectious agent and the quality of data from animal models is very high, which (at the discovery stage) permits lead compounds to be tested, and risk to be addressed and reduced early on in the development process before the expensive clinical phase;

- the clinical markers, generally the level of virus in the blood, are well-defined, which makes the clinical trials quicker, less costly, and more likely to succeed; and

- there is significant assistance available from regulatory bodies, such as the Therapeutic Goods Administration and in the United States the Food and Drug Administration, for compounds which address serious infectious diseases such as HIV and HBV, and also VRI, which shortens the time and reduces the cost to registration/market.

There are several examples of successful anti-infectives companies (Gilead, Triangle, Idenix, Medivir) which have rapidly built considerable value through a portfolio focussed on chronic viral diseases such as HIV and HBV.[7]

4.9 An overview of the drug-development process

Pharmaceutical research and development is a multi-phased process which involves the discovery and development of compounds with potential therapeutic utility into medicines. The major phases of this process include discovery, pre-clinical testing, and clinical trials. The major goals of the process are to demonstrate that the potential medicine has an appropriate safety and efficacy profile, an economically viable manufacturing process and cost of goods, and an acceptable pharmaceutical presentation and formulation. Pharmaceutical R&D activities, and in particular clinical trials, are time-consuming and expensive.

---

[6] Anti-infectives 2002, report published by VisionGain, Sept 2002, product no. R155-033.
[7] http://www.gilead.com/wt/home.
http://www.gilead.com/wt/sec/pr_1038971547
http://www.noviro.com/
http://www.noviro.com/press/030509.html
http://www.medivir.se/OuterFrameEng.asp
http://www.medivir.se/v2/eng/superframe_news.asp?trigYear=2003&title=Pressreleases

A highly simplified overview of the pharmaceutical R&D process is described as follows:

1. *Discovery*

In this phase, new compounds are isolated or synthesized in the laboratory, and tested in assays designed to identify those with the desired therapeutic properties. This testing occurs initially in the laboratory, with the best compounds being progressed to in-vivo models (animals). This process is often referred to as *lead identification*. Lead identification may take one to three years.

The most promising lead compound may undergo further chemical modification to optimize both its potency and its drug-like qualities in preparation for proof-of-concept studies in animal models. This process is called *lead optimization*. Lead optimization may take one to two years.

2. *Proof-of-concept in animal models*

Following lead optimization, a compound is often tested in one or more animal models of the appropriate disease to demonstrate in-vivo activity. If activity is demonstrated, this shows *proof-of-concept* in an animal model. Animal proof-of-concept is particularly critical for a "first in class" drug, since this will be the first in-vivo demonstration of efficacy. Obtaining proof-of-concept in an animal model may take six to twelve months.

3. *Pre-clinical development*

If proof-of-concept in an animal model is demonstrated, the lead compound enters *pre-clinical development* which includes formal pre-clinical toxicology testing. This phase of the process is designed to determine the safe dose for administration to humans and to discover the likely adverse side effects. Pre-clinical development may take twelve to eighteen months.

4. *Phase I trials*

Phase I trials test the safety and tolerability of a new compound in humans. These trials are typically conducted on a small group of human volunteers, and are generally designed to discover the maximum tolerated dose. Phase I trials can run for up to one year for an anti-infective drug.

5. *Phase II trials*

Phase II trials are designed to determine if a compound has activity against a specific disease in humans. In general, Phase II trials are proof-of-concept trials in human patients. Phase II trials can take between one to two years for an anti-infective drug.

6. *Phase III trials*

Phase III trials are conducted on a larger number of patients, and are intended to determine the potential product's useful dose and safety (in particular, over a longer term and in comparison to current treatments). Phase III trials may take three to five years.

7. *Regulatory approval*

The results of the various pre-clinical and clinical stages are then provided to regulatory authorities for approval and registration in each country where the drug is intended to be sold. Registration with regulatory authorities is the primary means whereby governments can ensure the safety and quality of drugs. The requirements for registration differ from country to country, and from disease to disease. Many regulatory authorities expedite the registration process for serious diseases, such as HIV infections.

4.10 The R&D programs

HIV

1. What is HIV?

Acquired Immune Deficiency Syndrome (AIDS) was first recognized as a new disease in 1981 and the causative virus, HIV, identified in 1983. According to recent WHO figures HIV has become the fourth largest cause of death globally.[8] There are an estimated 40 million HIV sufferers worldwide, with around 900,000 in the United States and 600,000 in Western Europe.[9] Each year in the United States there are an estimated 40,000 new cases of HIV registered for treatment, who mostly receive multiple drugs.[10]

HIV encodes three major enzymes which are essential to the replication of the virus. Effective inhibitors of two of these enzymes (reverse transcriptase, and protease) have been developed and form the mainstay of present HIV combination therapy (see Figure 1 below). Avexa's research program targets inhibitors of the third of these enzymes: HIV integrase. In addition to these, the fusion inhibitor, Fuzeon®, was approved as the first member of a new class of HIV drugs.

Figure 1. Current treatment options for HIV combination therapy


HIV Treatment Now
NRTI
Retrovir®
Videx®
Hivid®
Zerit®
Epivir®
Ziagen®
Viread®
Emtriva™
NNRTI
Viramune®
Rescriptor®
Sustiva®
PI
Invirase®
Crixivan®
Viracept®
Agenerase®
Norvir®
Reyataz®
Kaletra®

Legend:

NRTI: Nucleoside Reverse Transcriptase Inhibitor

NNRTI: Non-nucleoside Reverse Transcriptase Inhibitor

PI: Protease Inhibitor

2. What is the global market for drugs against HIV?

HIV therapies share a multi-billion dollar market estimated to be greater than $6 billion in 2003, with drugs like Combivir® (launched 1997) and Kaletra® (launched 2000) generating an estimated US$800 million sales each in 2003.[11] There remains an ongoing demand for new drugs, particularly those that target new pathways in the viral replication cycle and that will therefore be effective against resistant virus strains.

[8] http://www.who.int/whr/2004/en/
[9] Y Werber, HIV drug market. Nature Reviews Drug Discovery, volume 2 July 2003 pages 513-514.
[10] http://www.gilead.com/wt/sec/advancet
[11] Y Werber, HIV drug market. Nature Reviews Drug Discovery, volume 2 July 2003 pages 513-514.

Improvements in the survival time of persons infected with HIV require new therapies that become available, since a significant proportion of long-term patients have become resistant to most or all of the drugs administered to them over many years of therapy.

There are a large number of HIV drugs in clinical development although the majority are against targets in the viral life cycle for which there are already marketed products. With the exception of Merck, no company currently has an Integrase inhibitor in clinical trials. GlaxoSmithKline, in collaboration with Shionogi, recently discontinued development of its Integrase inhibitor which had been in Phase II testing and, whilst neither company gave an explanation, it is not believed to be due to the mechanism of action of the drug.

3. *Scientific and commercial rationale*

Avexa's research program is targeted at compounds which are inhibitors of HIV integrase, one of the enzymes needed for HIV replication.

HIV integrase is an excellent target because:

- a drug inhibiting HIV integrase may be effective against strains of HIV that are resistant to the current mainstay therapies targeting other HIV enzymes;

- there are no drugs currently marketed that are active against HIV integrase;

- the only compound against HIV integrase currently known to be in clinical trials is Merck's compound, which is in Phase II (see Figure 2 below).

Figure 2. Integrase inhibitors as possible future components of HIV therapy.



Future HIV Treatment
NRTI
Retrovir®
Videx®
Hivid®
Zerit®
Epivir®
Ziagen®
Viread®
Emtriva™
NNRTI
Viramune®
Rescriptor®
Sustiva®
INTEGRASE
Merck
Avexa
PI
Invirase®
Crixivan®
Viracept®
Agenerase®
Norvir®
Reyataz®
Kaletra®

Avexa believes that, together with its research partners, it is one of only a handful of groups with its own model of the HIV integrase enzyme and comprehensive skills to pursue an HIV integrase target.

Avexa's research partners in its HIV program are:

- Victorian College of Pharmacy, Monash University (medicinal chemistry, modelling and design);

- Centre for Drug Candidate Optimisation, Monash University (pharmacokinetics, metabolism, formulation); and

- the University of Wollongong (medicinal chemistry, modelling).

4. *Indicative milestones and current status*

The following table shows the indicative R&D milestones for Avexa's HIV program:



Project
2004
2005
2006
2007
2008
1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
HIV INTEGRASE
Lead identification
Lead optimization
Animal model POC
Preclinical toxicology
Phase I/II
Phase IIb
Phase III

Avexa is currently in the lead identification and optimization stage, with the intention of selecting a lead candidate for the commencement of testing in an animal model, with results expected in the fourth quarter of 2005.

Progression into pre-clinical toxicology and beyond will require Avexa to raise additional funds.

HBV

1. *What is HBV?*

Hepatitis B is a virus that infects the liver.

In the United States, the primary routes of HBV transmission are through sexual contact, from an infected mother to her baby during birth (perinatal), and by percutaneous (through the skin) exposures (eg injecting illegal drugs with a contaminated needle).[12]

HBV is efficiently transmitted by sexual contact and it is estimated that sexual transmission accounts for about 50% of new infections among adults in the United States (ibid). The most common risk factors for sexual transmission among heterosexuals include having multiple sexual partners, a history of sexually transmitted disease, or sex with a known infected person. Men who have sex with men are also at high risk of HBV transmission.

Perinatal transmission from HBV-infected mothers to their infants results from exposures to maternal blood and body fluids at the time of delivery. Breastfeeding has not been associated with transmission of HBV.

Hepatitis B does not yet have the high profile of other viral diseases such as HIV, but it is, however, a serious problem throughout the world. In the United States it is estimated that there are around 200,000 new infections of HBV every year, with similar numbers in Europe and globally an estimated 350 million persons infected.[13]

2. *What is the global market for drugs against HBV? Who are the major competitors?*

Estimates for the size of the HBV drug market range between US$350 million and US$600 million.[14] The lack of certainty is due to a number of HBV drugs also being used to treat other diseases. Currently there are an estimated one million chronic HBV suffers in the United States and around three million in Europe.[15]

[12] http://www.cdc.gov/ncidod/diseases/hepatitis/b/fact.htm
[13] P Karayiannis. (2003). Hepatitis B virus: old, new and future approaches to antiviral treatments. J of Antimicrobial Chemotherapy 51, 761-785.
[14] Hepsera vs. lamivudine. Biocentury September 16th 2002, volume 10 number 40 pages A1-A5.
[15] M/Alter. Epidemiology and disease burden of hepatitis B and C. Antiviral Therapy 1996 1 (suppl.3): pages 9-14.

A number of HBV-focussed R&D companies have suggested that the market for HBV drugs will grow rapidly over the next few years as HBV therapies enter the market and the benefits (both clinical and economic) of antiviral treatment in avoiding long-term liver damage and liver transplantation become widely realized (ibid). For example, Idenix suggests that HBV will be a greater than US$1 billion market by the end of 2006 because of the entrance of HBV-focussed drugs onto the market.[16] In addition, of the one million chronically infected people in the United States, 400,000 should be receiving treatment for the disease. However, only one in four is actually diagnosed with the disease and, of these, only one in five is receiving treatment.[17] As new drugs enter the market, and combination therapies are developed, there will be an increase of awareness by physicians, patients and policymakers. It is this increase in awareness that will drive the growth in the HBV market (ibid).

Unlike HIV, there are fewer classes of drugs on the market or in development for HBV. The main class of drugs comprises the nucleoside analogues, of which Zeffix® (3TC) and Hepsera® (adefovir) currently have marketing approval. Several other nucleoside analogues are presently in clinical trials. This class of drugs affects DNA polymerase, an enzyme required for HBV to replicate.

Prior to the introduction of the nucleoside analogue drugs the only therapeutic option for patients was treatment with interferon-alpha. This is relatively ineffective, with a response rate of only around 30%. Interferon-alpha is also difficult to administer (requiring injections), expensive, and has a number of side effects, including severe depression/suicidal tendencies. Combination treatment with interferon-alpha and Zeffix® has improved the response rate, but still up to half of patients treated do not achieve a good response, and the side effects of interferon-alpha remain a significant problem.

3. *Scientific and commercial rationale*

Avexa has discovered a series of novel inhibitors of HBV replication (AV491 Class) which target a different step in the replication of HBV compared to the inhibitors currently on the market or known to be in development.

Drugs which are ultimately developed from Avexa's novel inhibitors have a good chance of being "first in class" and could be suited as a component of combination therapies. Such drugs could form an important addition to current therapies to create more potent drug combinations (see Figure 3 below).

Figure 3. Non-nucleoside HBV inhibitors as possible future components of HBV combination therapy


HBV Combination Therapy
Pol inhibitors
Zeffix®
Hepsera®
Entecavir (III)
Telbivudine (III)
Emtricitabine (III)
Elvucitabine (II)
MCC-478 (II)
LG phosphonate (II)
Valtorcitabine (II)
MIV210 (II)
Hepavir-B™ (II)
Immunotherapies
Intron A®
Thymosin alpha1
ProMune®
HepeX-B™
Ampligen®
Non-nucleosides
AV491

Avexa's lead compounds retain activity against strains of HBV that are resistant to one of the main drugs (Zeffix®). It is also highly likely that they are active against strains of HBV that are resistant to Hepsera®, the

[16] http://www.noviro.com/hbv.html; http://www.twst.com/08-25-03.htm
[17] http://www.twst.com/08-25-03.htm; Hepsera vs. lamivudine. Biocentury September 16th 2002, volume 10 number 40 pages A1-A5.

other main drug, since Avexa's lead compounds target a different step in the replication of HBV than Hepsera®.

The technical and scientific skills required to discover inhibitors of HBV replication are very significant. Avexa has expertise in all aspects of HBV replication and drug discovery, and the Avexa team (while part of Amrad) previously discovered and developed an unrelated HBV inhibitor up to Phase II proof-of-concept in under four years.

Using its virology and medicinal chemistry expertise, Avexa has also been able to develop in-house screening assays that:

- allow Avexa to target a stage in the replication of HBV which is believed not to have previously been a target for antiviral drug discovery; and
- may be of use in the future to identify novel classes of HBV inhibitors with unique mechanisms as back-ups to the current lead compounds.

Avexa's research partners in its HBV program are:

- Victorian College of Pharmacy (medicinal chemistry);
- Centre for Drug Candidate Optimisation, Monash University (pharmacokinetics, metabolism, formulation);
- the University of Adelaide (animal models);
- the North Carolina State University (animal models);
- Georgetown University (research); and
- Burnet Institute (animal models).

4. *Indicative milestones and current status*

The following table shows the indicative R&D milestones for Avexa's HBV program:


Project
2004
2005
2006
2007
2008
1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
HBV Lead compound
Lead identification - completed
Lead optimization-completed
Animal model POC
Preclinical toxicology
Phase I
Phase II
Phase III

Avexa has completed lead compound identification, and is presently preparing a lead molecule for proof-of-concept trials in human-HBV infected animals, in the fourth quarter of 2004. This model represents the closest animal model to the human disease, and proof-of-concept in this model would be a very strong indicator of proof-of-concept in humans and add considerably to the value of this program.

Progression into pre-clinical toxicology and beyond will require Avexa to raise additional funds or obtain a commercial partner.

VRI

1. *What are vancomycin-resistant infections?*

The development of bacterial resistance to antibiotics has resulted in continued market opportunities for new compounds which act against resistant strains of bacteria. Cases of resistance to vancomycin, the present drug of last resort, are becoming more frequent.

2. *What is the global market for vancomycin-resistant antibiotics?*

The occurrence of hospital-acquired infections is very common with five to ten patients admitted to hospital in the United States developing some level of infection.[18] Of these approximately 5% die from bacterial infection and associated complications.[19] An estimated 90,000 people in the United States died from nosocomial infections in 1999, almost 50% more than diabetes (ibid). *Staphylococcus aureus* infects about 400,000 United States hospital patients a year, and about one-quarter of them die.[20] If the prevalence of vancomycin resistance continues to increase as it has since its first occurrence in the 1980's, these figures will continue to grow. Moreover, there is currently no satisfactory treatment for vancomycin-resistant infections, creating a significant unmet medical need that is likely to continue to expand in the future. It is estimated that the number of United States patients who die from hospital infections will continue to increase.[21]

3. *Scientific and commercial rationale*

Avexa is pursuing what it believes to be a unique approach to overcoming the problem of vancomycin resistance. Avexa is synthesizing compounds that target the altered part of the vancomycin-resistant strain of bacteria which gives rise to resistance. These compounds show anti-bacterial activity that is equal, or close, to that of vancomycin in drug-sensitive strains of *S. aureus* and slightly less active in *Enterococcus faecium*. These activities are sufficiently potent to warrant further optimization. Importantly, these compounds show either equal or better activity than vancomycin against vancomycin semi-resistant strains of both S. aureus and E. faecium.

Avexa's research partners on its VRI program are:

- Wollongong University (medicinal chemistry); and
- Victorian College of Pharmacy and Centre for Drug Candidate Optimisation (Monash University) (pharmacokinetics, formulation).

---

[18] Haley et al (1985). The nationwide nosocomial rate: a new need for vital statistics. Am. J. Epid. 121 (2) 159-167.
[19] The problem of antibiotic restistance. NIAID Fact Sheet. http://www.niaid.nih.gov/factsheets/antimicro.htm.
[20] US Congress, office of technology assessment. Impacts on antibiotic-resistant bacteria, OTA-H-629. http://www.niaid.nih.gov/factsheets/antimicro.htm.
[21] Emerging infectious diseases. Huycke et al. Vol 4 number 2 (1998) http://www.cdc.gov/NCIDOD/cid/vol4no2/ascii/huy.txt.

4. Indicative milestones and current status

The following table shows the indicative R&D milestones for Avexa's vancomycin-resistant antibiotics program:


Project
2004
2005
2006
2007
2008
1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
VRE
Lead identification
Lead optimization
Animal model POC
Preclinical toxicology
Phase I/II
Phase IIb
Phase III

The VRI program uses Avexa's expertise in chemistry to design, and synthesize, novel compounds which have activity against the modified cell wall found in vancomycin-resistant bacteria. Further work is required to identify and optimize a lead compound, and take it to proof-of-concept in animals.

Progression into pre-clinical toxicology and into the clinic will require Avexa to raise additional funds or obtain a commercial partner.

5. Further antiviral drug discovery capabilities

Leveraging off Avexa's expertise in HIV and HBV, Avexa has developed assays for other viruses of commercial interest and is currently screening chemical libraries to identify potential inhibitors of viral replication. These inhibitors will enter a lead optimization program as resources permit. Avexa also has experience in the discovery and development of antiviral drugs for other viruses such as other hepatitis viruses, cytomegalovirus, varicella-zoster virus, and herpes simplex virus which are also attractive commercial targets.

4.11 Intellectual property strategy

Avexa's programs are based primarily around identifying novel compounds and/or novel uses of known compounds. When compounds of interest are identified, chemical synthesis is used to prepare a variety of structurally related compounds; an analogue program. This kind of analogue program is conducted in an effort to identify whether any compounds better than but related to the original lead can be identified (see Section 4.9 which describes *lead identification and lead optimization*). The analogue program also assists in defining the chemical features of the group of compounds of interest. Avexa typically will only file patent applications following this kind of analogue program. This patent filing strategy seeks to ensure that Avexa can aim for a broad scope of protection around the compounds it believes are of most interest. The various analogues are expected to support patent claims covering a generic compound structure. This filing strategy tends to result in the filing of patent applications later in the discovery process, as opposed to filing early, for example when the first compound of interest is identified.

Avexa is aware of the importance of patent term following product approval. Therefore, in addition to the later filing strategy noted above, Avexa seeks to identify further patent filing opportunities in relation to any project throughout the drug development process. Such opportunities encompass not only the compound structure but may also include other aspects such as synthetic methods, formulations, other uses of the compound, assays and associated technologies. Together with the short clinical development times anticipated for anti-viral compounds, this patent filing strategy increases the likelihood of there being meaningful patent term following product approval; thus increasing the opportunity for commercial return.

Under normal circumstances, Avexa will utilize Australian provisional patent applications as priority documents, filed using local patent attorneys. Completed patent applications will be filed using the Patent Convention Treaty (PCT) procedure. This provides several benefits, including a cost effective means of maintaining the opportunity to file patent applications claiming priority in all major countries; delaying the expense of national/regional phase applications until later in the project life (that is, more time to verify the compound(s) and/or a project remains of interest); provision of an independent search and examination report on the merits of the patent application. If the decision is made to move into national/regional phase then the likely aim will be to file patent applications based on the PCT application in all major regions including Australia, Canada, Europe, Japan and the United States.

Existing Patents

- **HIV**

Patent applications are currently under discussion and are likely to be lodged in the next six to twelve months.

- **HBV**

A provisional patent has been lodged. Further patent applications are being prepared.

- **VRI**

PCT Pending PCT/AU02/00850 Application date 28 June, 2002.

National Phase for United States, Europe, Canada and Australia initiated December, 2003.

Further patent applications are being prepared.

4.12 Senior scientific personnel and management

Dr Jonathan Coates (Chief Scientific Officer)

Dr. Coates obtained his PhD from Glasgow University and has more than twenty years experience in antiviral drug discovery in the pharmaceutical industry. He spent fifteen years in the UK at Glaxo Group Research and later Glaxo-Wellcome, where he filled various senior research roles and was one of the inventors of the anti-viral drug 3TC (Epivir® for HIV and Zeffix® for HBV). He has extensive experience in leading program teams towards successful milestones, including clinical trials and three marketed drugs. Dr Coates joined Amrad in 1996 and now holds the position of Amrad's Chief Scientific Officer.

Dr Susan Cox (Head of Virology)

Dr Susan Cox graduated with a PhD in Virology from the Karolinska Institute in 1991, and became an associate professor in 1994. She has fifteen years experience in antiviral drug discovery. Dr Cox worked on the anti-CMV drug Foscavir® at Astra, and was previously Program Director at Medivir, where she led antiviral research programs from discovery up to and including Phase II studies. Dr Cox joined Amrad in 1998 and is presently the Director of Virology Research. She is a member of the Committee of the International Society for Antiviral Research (ISAR) and a graduate of the Australian Institute of Company Directors.

Dr. John Deadman (Head of Chemistry)

Dr Deadman obtained his PhD in 1989 from the Institute of Cancer Research, London. Dr Deadman has more than twelve years experience in medicinal chemistry, drug design, and formulation/manufacturing aspects, first at the Thrombosis Research Institute and then as Head of Chemistry at Trigen, where he directed a program from discovery through to Phase II clinical trials. He is the author of more than 30 research papers and five patents. Dr Deadman joined Amrad as Head of Chemistry in 2003.

Dr Julian Chick (Head of Business Development)

Dr Chick graduated with a PhD in Muscle Physiology from La Trobe University in 1998 and joined Amrad as a Senior Business Development Manager in April 2002. Prior to joining Amrad, Dr Chick had nine years of experience as a research analyst, investment advisor and financial consultant with Prudential-Bache Securities, BNP Paribas and Salomon Smith Barney.

Dr David Rhodes (Program Leader – HIV)

Dr Rhodes graduated with a PhD in Biochemistry from La Trobe University in 1994. He was previously Senior Research Officer at the Macfarlane Burnet Centre for Medical Research, Melbourne's premier HIV Research Institute, and has more than ten years experience in HIV research. Dr Rhodes joined Amrad in 2000 and presently holds the position of Principal Scientist leading the HIV program.

Dr Gilda Civitico

Dr Civitico joined Amrad in 1999 as a senior scientist on the HBV program. She gained her PhD in 1995 working with Dr Stephen Locarnini of the Victorian Infectious Diseases Reference Laboratory, and has more than ten years' experience in HBV research.

Dr Yu Zhang

Dr Zhang graduated with a PhD in Biochemistry in 1995. She gained five years experience in molecular biology at the Walter and Eliza Hall Institute before joining Amrad as senior scientist in 2001.

Dr Anita Matusan

Dr Matusan gained a PhD in Virology in 2001 from Monash University, and joined Amrad as a senior scientist in 2001.

Mr Dean Baylis, B Sc.

Mr Baylis has five years experience in HIV research, and joined Amrad as a scientist in 2001.

Ms Dharsh Jeevarajah, B Sc.

Ms Jeevarajah has ten years' experience in biochemistry, and joined Amrad as a scientist in 2003.

Ms Georgia Milenkovski, B Sc.

Ms Milenkovski has eight years' experience in biochemistry, and joined Amrad in 2003 as a scientist.

4.13 Financial strategy

1. Objectives

Avexa aims to create value for shareholders by investing capital in the development of its anti-infective research and development programs to reach key, recognized, value-creating milestones. Avexa will use current funding by Amrad to enhance its own capabilities in virology and antiviral drug screening with additional medicinal chemistry to accelerate the progress of the projects towards the clinic. The long-term objective of the company is to generate sustainable revenue streams from the commercialization of its programs that will provide funding for future research and development programs and provide an attractive return to shareholders.

The initial financing by Amrad will fund Avexa's research and development programs through to proof-of-concept studies. It is Avexa's intention to raise further funds after achieving those milestones in order to ensure that there are always sufficient resources available to effectively continue business and to advance its programs at the optimum rate. Avexa's ability to raise funding in the future will be dependent upon the successful progress of at least one program from the existing Avexa portfolio.

It is the belief of both Avexa and Amrad that the $12 million funding by Amrad will appreciably accelerate the progress of the programs.

2. Structure and "shareholder spread" listing requirement

Avexa is presently 100% owned by Amrad.

The listing of Avexa on ASX is conditional on, amongst other things, satisfaction of the "shareholder spread" requirements in ASX Listing Rule 1.1, Condition 7. Condition 7(b) requires that:

- there must be at least 400 holders, each having a parcel of Avexa Shares with a value of at least $2,000 (**Minimum Parcel**), excluding restricted securities; and

- persons who are not related parties of Avexa must hold at least 25% of the non-restricted Avexa Shares.

It is anticipated that there will be in excess of 500 Amrad shareholders who will hold Scheme Shares which constitute a Minimum Parcel and therefore the ASX shareholder spread requirements will be satisfied following the demerger.

3. Avexa resources

The Section below outlines the program resources that are currently being funded by Amrad and the additional resources that have been incorporated into the Avexa business plan and which will be applied to the programs following the Spin-out.

The anti-infectives program at Amrad has been funded in its current form since 1998 giving a reliable basis for anticipated future costs.

The following table outlines the use of funds in the context of existing Avexa operations.

Table 1 - Proposed use of proceeds

Resource	Current Status	Business Plan Proposal
Management	Currently a team of three: Chief Scientific Officer (CSO), Head of Virology, Director of Business Development.	Recruit Chief Executive Officer (CEO) and Board of Directors comprising three independent directors, one being the Chairman.
Staff	Team of seven virologists and Head of Chemistry. In addition, Avexa contracts the services of five chemists (see Collaborations below.)	Additional resource of seven medicinal chemists on contract and recruitment of project manager/personal assistant.
Financial, Administrative, Company Secretarial and Facilities services	All of these services currently provided by Amrad.	Commercial service and rental agreements between Amrad and Avexa for the provision of financial, company secretarial and facilities services during the two year initial funding term at the existing Avexa premises in Richmond, Victoria.
Assets and laboratory operating requirements	All plant and equipment is currently leased to Avexa by Amrad.	Commercial asset rental agreement between Amrad and Avexa for the two year initial funding period. No allowance has been made for the acquisition of additional assets during this period.
Premises (Refer (1) below)	Approximately 120m^2 of dedicated laboratories and 100m^2 of offices are currently leased from Amrad, including a PC3 laboratory built in 1999. Around 90m^2 of additional lab space is shared.	Commercial rental agreement between Amrad and Avexa based on floor space occupancy. Avexa has sufficient laboratory space capacity to employ up to ten additional scientific staff at its 576 Swan Street, Richmond site.
Clinical trials	Refer 2 below	Refer 2 below

Resource	Current Status	Business Plan Proposal
Collaborations	Avexa currently funds four chemists at the Victorian College of Pharmacy (VCP) and one chemist at the University of Wollongong.	Collaborations will be expanded in respect of the chemistry capability to include an additional seven dedicated chemists.
Licence costs	An option fee has been included in the budget for a right of first refusal to Inhibitors of anti-viral technology developed by an academic group.	In addition, a licence fee has been included in the budget as a licence of anti-viral technology subject to negotiation should these compounds prove to be effective. Whilst the terms of a subsequent licence agreement are subject to negotiation, the budgeted figure has been included as an upfront payment with any deal likely to include further payments beyond 30 June 2006 on reaching clinical endpoints and royalties.

(1) Premises

Avexa presently occupies laboratory and office space within the buildings occupied by Amrad at 576 Swan Street, Richmond, Victoria, Australia. These facilities include a purpose built PC3 containment facility that is necessary for the containment of hazardous organisms such as viruses. The current facilities can be secured and have the advantage of fully maintained information technology infrastructure and services including telephones and access to meeting rooms.

In June 2003 the Amrad site was sold to a third party. Amrad has a lease of the premises until 30 June 2013, however the site owner can terminate the lease at any time after 30 June 2008, subject to a two year notice period.

(2) Clinical trials

Clinical trials have not been budgeted. Additional funds will be required to progress any of the projects beyond the animal model stage and into preclinical or clinical development.

4.14 Summary Avexa financial information

1. Introduction

The summary financial information set out below should be read in conjunction with the detailed financial information and the Investigating Accountant's Report set out in Section 11 of this Information Memorandum.

2. Use of Avexa funds

The Amrad Directors and Avexa Directors have approved the following internal budget for Avexa upon which to plan and manage the business of Avexa as a public listed entity following the Spin-out.

Table No 2 - Statement of use of Avexa funds

Source of funds	**$'000**
Funds received from Amrad for assuming liability for accrued employee entitlements of transferring employees	66
Funds received through the Amrad Investment	12,000
Total funds available for use	**12,066**
Use of funds	
Project costs:	
Hepatitis B (HBV) contract costs	(2,475)
Human Immunodeficiency Virus (HIV) contract costs	(2,416)
Vancomycin resistant bacterial infections (VRI) costs	(700)
Salaries, consumables and other direct project costs	(3,542)
Total project costs	**(9,133)**
Working capital:	
Administrative costs and working capital (net of interest earned on funds invested)	(858)
Patent and licence fee costs	(400)
Amrad service charges (facilities, services, property rental and asset lease costs)	(1,413)
Other working capital	(262)
Total working capital	**(2,933)**
Total funding uses	**(12,066)**

In addition to the above statement of sources and uses of funds, an amortization charge of $12 million in relation to the intellectual property acquired from Amrad will be recorded as a non-cash expense in the Avexa Statement of Financial Performance on a straight line basis over the two year period commencing 1 July 2004, being the Directors' initial assessment of the asset's estimated useful life.

It is not anticipated that Avexa will be in a position to recognize any deferred tax benefit or liability in the budget period in respect of either timing differences or unused tax losses available for offset against future taxable profits.

3. *Pro-forma Statement of Financial Position as at 1 July 2004*

The following table represents the pro-forma Avexa Statement of Financial Position at the 1 July 2004 commencement of Avexa operations as a stand alone entity. The table assumes that transaction costs are fully borne by Amrad.

Table No 3 – Pro-forma Statement of Avexa Financial Position

	1 July 2004 in $'000
Cash **(1)**	12,066
Current assets	**12,066**
Intellectual Property at cost	12,000
Less accumulated amortization	-
Non-current assets	**12,000**
Provision for employee entitlements (current and non-current)	(66)
Total liabilities	**(66)**
Net assets	**24,000**
Represented by:	
Equity **(2)**	24,000
Accumulated losses	-
Shareholders' funds	**24,000**

(1) Initial cash comprises $12 million Amrad Investment and $66,000 paid by Amrad for the acquisition by Avexa of employment liabilities.

(2) Comprising $12 million initial equity to acquire intellectual property from Amrad plus the $12 million Amrad Investment.

4. *Assumptions*

The following significant assumptions have been applied in the preparation of the figures as presented:

- Transaction costs have been incurred as at 1 July 2004 and were borne by Amrad.
- All funds budgeted to be incurred during the period are incurred at their budgeted levels within the two year period commencing 1 July 2004.
- No allowance has been made for any injection of additional capital or costs incurred in respect of any such capital raising activities.
- No allowance has been made for costs associated with future capital raisings to fund the development of any project beyond the completion of the proof-of-concept animal studies.
- Inflation and salary rises of 3%-3.5% provide an uplift of all costs effective from the 1 July 2005 commencement of the 2006 financial year.

- Avexa will be required to produce financial statements which comply with Australian equivalents of International Financial Reporting Standards (**IFRS**) from 1 January 2005, which means that full year and half year results for the financial period ending 30 June 2006 and 31 December 2005 respectively will be drawn up in accordance with IFRS (including prior period comparatives). No adjustment has been made for any impact arising as a result of the requirement to adopt the IFRS. The Directors are not aware of any differences between Australian Generally Accepted Accounting Principles and IFRS that would materially impact the use of funds as detailed above.

  One item known to have a future impact on the reported earnings of Avexa as a result of the introduction of the IFRS is in respect of share-based remuneration (i.e. the granting of share options to executives).

  The requirement under IFRS to bring to account in the Statement of Financial Performance the fair value attributed to share-based remuneration over the vesting period is expected to have an impact on the reported earnings of both Amrad and Avexa in future years. There will be no adverse cash-flow consequences associated with this change in accounting treatment.

- Amrad services charges as incorporated into Avexa (expense) and Amrad (cost reimbursement) reflect contracted amounts payable by Avexa to Amrad for the provision of site facilities, assets, and financial and company secretarial services. Formal agreements exist between Amrad and Avexa, whereby an aggregate of $1,413,000 over 24 months is payable by Avexa to Amrad for the provision of these services and facilities necessary for the conduct of Avexa's business.

5. *Accounting policies*

The following significant accounting policies have been applied in the preparation of the figures as presented:

- Revenue recognition

Revenue is recognized at fair value of the consideration received net of the amount of goods and services tax (**GST**) payable to the taxation authority.

Interest revenue is recognized as it accrues, taking into account the effective yield on the financial asset. No other revenues are expected to be generated throughout the period.

- Goods and services tax

Revenues, expenses and assets are recognized net of the amount of GST. A neutral balance sheet position has been assumed with respect to any GST amounts payable or receivable.

- Foreign currency

Foreign currency expenditure has been budgeted at a constant exchange rate of USD$0.70: AUD$1.00 throughout the two year period ending 30 June 2006. No amounts receivable and payable in foreign currencies are anticipated at period end.

- Income tax

The income statement liability method of tax effect accounting has been adopted whereby income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income.

Future income tax benefits and corresponding income tax credits for taxable losses have not been brought to account because realization of the asset is not expected and, therefore, the qualifying criteria for recognition are not expected to be met.

- Acquisition of assets

Intangibles are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

- Research and development costs

Research and development expenditure is expensed as incurred given that its recoverability is not envisaged as being assured beyond any reasonable doubt.

- Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost basis are reviewed and if the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs.

- Operating leases

Leases under which Avexa does not assume substantially all the risks and benefits of ownership are classified as operating leases and payments made under operating leases are expensed on a straight-line basis over the term of the lease.

- Receivables

Interest revenues are assumed to be credited at the end of every month such that there is no interest receivable at month end.

- Payables

Liabilities are recognized for amounts to be paid in the future for goods or services received however trade accounts payable are assumed to be settled at the end of every month such that there are no month end liabilities.

- Employee entitlements

Annual leave

Liabilities for annual leave expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to reporting date. Accrued entitlements are assumed to be fully taken during the two year period ending 30 June 2006 and no allowance has been made for any increase in entitlement due to increases in salary levels.

Long service leave

The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date. No allowance has been made for any increase in entitlement over the two year period ending 30 June 2006.

Incentive arrangement

Employee remuneration includes an at-risk component based on performance. Provision is made and a liability recognized for the amount approved within the annual budget for distribution pending the outcome of formal performance reviews. It has been assumed that payment of incentive entitlement occurs immediately prior to year end such that no unpaid entitlement is required to be carried forward.

Superannuation fund

It has been assumed that Avexa contributes to the Aon Master Trust defined contribution superannuation plan. Contributions are recognized as an expense as they are made.

Employee share option plan

Avexa has implemented a share option plan for key employees (**ESOP**), which permits the issue of options over ordinary shares to employees at no cost. No allowance has been made for any potential profit or loss impact as a result of the adoption of IFRS. The terms of the ESOP are discussed in more detail in Section 5.

- Provisions

A provision is recognized when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. No such commitments have been anticipated within the Avexa budgets.

- Intangible assets

Intellectual property acquired at cost has been amortized in full over the two year initial funding period, being the Directors' initial assessment of the estimated useful life of the intellectual property. This assessment is supported by the report of PKF, the independent expert, set out in Section 9 of this Information Memorandum.

In the event of a successful proof-of-concept animal study for HIV and subsequent raising of funds for that project (which forms the underlying value of the intellectual property), the two year effective useful life of the intellectual property will be reassessed. Any extension of the useful life will result in a corresponding reduction in profit and loss amortization charge in that the unamortized balance of intellectual property at the date of reassessment will subsequently be amortized on a straight line basis over the newly established remaining life of the asset.

6. Discussion on key aspects of Avexa financial forecast - future losses

Interest earned on funds invested is the only revenue stream contemplated during the two year initial funding period commencing 1 July 2004. In the absence of additional revenue streams, (for example from the licensing of one or more of the Avexa projects following successful conclusion of the proof-of-concept animal studies) operating losses are expected to be incurred throughout this two year period of funding.

7. No dividends expected

The Avexa Directors do not expect to declare or pay any dividends until such time as Avexa achieves long-term, sustainable profitability.

The payment of any dividends will be at the entire discretion of the Avexa Board of Directors and the amount and timing of any such payments will be determined by a combination of a large number of factors including but not limited to the operating performance of Avexa, forecast cash flow requirements, project funding and retention of earnings to fund future expansion.

4.15 Risk factors

1. Introduction

An investment in Avexa should be considered speculative, and is accompanied by a number of risks. Some of these risks are associated with holding shares generally, while others relate specifically to the Avexa Business. The business of Avexa is subject to the inherent risks and uncertainties associated with the conduct of research and development activities, and there are many factors that may affect the future performance of Avexa.

In deciding whether to approve the Spin-out, Amrad Shareholders should consider each of the following risks together with all of the other information in this Information Memorandum. There may be other risks not formally mentioned in this Section 4.15 which arise from the business activities detailed above in this Section 4 of this Information Memorandum.

2. Future losses

The statement of sources and uses of funds referred to in Section 4.14 does not contemplate the generation of any revenues other than interest earned on funds invested. Avexa has not begun to generate revenues from its business nor is it envisaged to do so for the two financial years commencing 1 July 2004.

3. On-going financial requirements

The capital requirements associated with the research and development of Avexa's projects has been and will continue to be significant. All projects in the Avexa portfolio will require funding to advance their development beyond proof-of-concept animal studies.

The funds available to Avexa from the Amrad Investment are considered to provide Avexa with enough working capital to achieve its objective in taking its current research and development projects to the conclusion of proof-of-concept animal study stage. The development of any Avexa project beyond the proof-of-concept animal study is dependent upon the raising of additional funding, either by way of licence or partnering agreement or through the raising of additional capital.

Future fund raising activities are subject to a broad range of influences, including but not limited to general economic and market factors, competitor developments, biotechnology sector sentiment, industry and investor relations relationships, most of which are beyond the control of the company.

It is presently anticipated that the results of the proof-of-concept animal study will be known for HBV at the end of the 2004 calendar year, and for both the HIV and anti-bacterial projects at the end of the 2005 calendar year, thereby allowing an expected 18 months and 6 months respectively in which to conduct and conclude appropriate fund raising activities.

The nature of the research and development activities is such that timings for the conclusion of various project activities can only ever be indicative and are subject to change on a regular basis. In the event of slippage in any expected proof-of-concept study, the period in which to raise additional funding for that project will be reduced accordingly.

In the event that proof-of-concept study results for each of the three projects are unsatisfactory, the opportunities to raise additional capital will be severely curtailed and in the absence of additional funding, Avexa's cash reserves will be exhausted. The ability for Avexa to operate beyond the two year initial funding period is therefore dependent upon Avexa achieving satisfactory progress in at least one of the programs (for example a successful proof-of-concept study) or having some other means upon which it is able to raise additional funding.

No allowance has been made for any employee termination or redundancy costs nor any restructuring or shut down costs at the conclusion of the initial two year funding period commencing 1 July 2004. In the event that none of the study results is sufficiently positive to facilitate the raising of additional funding, appropriate financial actions will be taken prior to the completion of the two year funding period.

4. *Intellectual property risk*

Avexa's ultimate ability to commercialize its compounds is highly dependent on:

- its ability to obtain patent protection for those compounds; and
- the ability to sell those compounds without infringing the intellectual property rights of third parties.

Avexa has conducted certain searches in relation to matters which may affect the patentability of compounds of interest to Avexa, and on the basis of these enquiries, Avexa presently considers its lead compounds to be patentable. However, Avexa cannot be sure that its technology or compounds are patentable or that patents will in fact be granted in relation to any compounds which it is currently developing or in respect of which it has filed patent applications. Any patents which are granted may not completely protect Avexa's intellectual property and may not exclude competitors with similar technology.

Avexa has conducted certain searches in relation to third party patents which might restrict the commercialization by Avexa of its lead compounds. On the basis of these enquiries, Avexa presently considers that there are no such patents. Avexa cannot be sure that such patents do not exist or may not exist in the future. If such patents exist then Avexa may desire to, or may be required to, obtain a licence under those patents in order to commercialize Avexa's own compounds. Any licence under such patents may not be available on commercially reasonable terms or perhaps at all.

5. *Reliance on key personnel*

Because of the highly specialized nature of Avexa's business, it is highly dependent on highly qualified scientific, technical, and managerial personnel. There is significant competition for qualified personnel in the fields in which Avexa competes. Avexa may not be able to attract or retain such personnel necessary for it to carry on or develop its business. If existing personnel (or their equivalents) are not retained, and if Avexa is unable to recruit additional key scientific, technical, or managerial personnel as and when required, this may adversely impact Avexa's ability for it to carry on or develop its business.

6. *Insurance*

Amrad has agreed, where permitted by insurers, to include the insurance requirements of Avexa within Amrad's annual insurance renewal portfolio. Avexa will be charged an appropriate allocation of the total premiums incurred in accordance with an allocation advice to be obtained from Amrad's insurance broker. The cost of insurance cover for the 2005 financial year will be $150,000 as budgeted with the following cover and cover limits:

Cover	**Limit**	**Excess**
Directors and Officers Liability (1)	$10 million any one claim and in the aggregate	$50,000 each claim for loss
Public and Products Liability	$20 million public and products liability $5 million Professional Indemnity	$100,000 each and every claim
Industrial Special Risks (2)	Combined Material Damage and Consequential Loss $40 million for any one loss or series of losses arising out of any one event /situation	$25,000 accidental damage
Marine Transit	$500,000 domestic and international based on CIF plus 10% (plus duty as incurred for imports)	$1,000
Motor vehicle	Market value of each vehicle plus $20 million liability to third party damage	$2,000
Business Travel	Lump sum limit $1 million; Baggage /business Property $15,000; Personal liability limit of $10 million; & Medical & additional – unlimited.	Nil

(1) Separate policy and premium may be required.

(2) Property insurance cover referred to as Industrial Special Risks will be maintained by Amrad as the head-lessee for the site.

7. *Realization risk*

There is a risk that the price obtainable for Avexa Shares, whether on ASX or by private treaty, may be less than the value implied for such Avexa Shares through the Spin-out.

8. *Risk of holding small parcels*

A significant number of Amrad shareholders will hold small parcels in Avexa as a result of the Spin-out. Holders of small parcels may experience difficulty in realizing a return on their investment by selling Avexa shares because of a lack of market liquidity and/or the expenses of sale (e.g. brokerage).

4.16 Avexa Board Structure

On 7 April 2004, Avexa was incorporated as a public company. Dr Peter Smith, the Chief Executive Officer and a director of Amrad; Ms Helen Cameron, a non-executive director of Amrad and Chairman of Avexa; Ms Robyn Fry, company secretary for Amrad; and Mr Alan Boyd, Director of Finance and Administration of Amrad; having given their consents, were appointed as directors of Avexa. Ms Fry was also appointed as the Company Secretary of Avexa. Following listing, the Avexa Board of Directors is expected to be reconstituted with at least two additional independent directors and a Chief Executive Officer being appointed, at which time Dr Smith, Mr Boyd and Ms Fry will resign.

4.17 Material contracts

The following is a concise summary of the material contracts to which Avexa is a party.

1. *Monash University – VCP Collaborative Research and Licence Agreement*

This agreement was originally made on 14 March 1995, and has since been amended and extended on a number of occasions. It is being assigned by Amrad to Avexa.

Under this agreement Monash University through its Victorian College of Pharmacy, undertakes certain research and development activities on behalf of Avexa, pursuant to a research program and budget essentially now agreed on a year by year basis.

Any patents or inventions arising out of the Research Program (**Results**) are to be assigned to Avexa. The agreement has a Field defined as "The design and synthesis, evaluation and development of chemical entities as potential therapeutic agents for the treatment of HIV, HIV related or other virally caused or related conditions....". If Results are obtained which are outside the scope of the Field then the rights in respect of such non-field Results are to be negotiated between the parties, with Avexa having a right of first refusal to be granted an exclusive sub-licensable, world-wide licence to exploit such Results.

In return for obtaining ownership of Results within the Field, Avexa agrees to make certain payments which include the following:

(1) The payment of all costs associated with the patenting of the relevant Results.

(2) Milestone payments on the receipt of:

- approval to conduct clinical phase III trials of a patented compound; and
- marketing approval of such a patented compound.

Those payments are creditable against any future royalty payments due to Monash.

(3) Royalties on net sales by Avexa or its affiliates of patent protected products and a fixed percentage of net revenues, defined generally as payments received from sub-licensees, including milestone payments or royalties are payable by Avexa to Monash. The amounts payable are subject to reduction of amounts due to third parties in relation to the same products, but subject to such reductions being limited to no more than 50% of the original royalty rate. Royalty obligations continue on a country-by-country basis for the longer of (i) while there is patent coverage; or, in some circumstances, (ii) ten years from the first commercial sale of a product.

The agreement contains the usual provisions in relation to confidentiality, publication and keeping of accounts.

The agreement may be terminated by Monash if Avexa fails to pay royalties or other amounts due, breaches the agreement and fails to remedy that breach, or becomes insolvent. In those circumstances Monash may terminate the agreement, in which case the patents are reassigned to Monash and Avexa loses the benefit of patents.

Avexa and Monash are engaged in good faith discussions in relation to revision of a number of terms of this agreement with a view to updating them to reflect the current direction and content of the research and development programs that are presently under way at Monash.

2. *University of Wollongong – First Collaborative Research Agreement*

This agreement is dated 23 February 1998 and was originally between the University of Wollongong and Amrad Operations (a subsidiary of Amrad). It is being assigned by Amrad to Avexa.

It relates to Avexa's VRI program. Under the agreement, University of Wollongong agrees to undertake certain research activities which are funded by Avexa. At the present time those funded activities are defined for the period up to 31 July 2004.

Any patents or inventions arising out of the research program (**Results**) are to be assigned to Avexa. The agreement has a Field defined as "the design and synthesis, evaluation and development of chemical entities as therapeutic agents, including antibacterial agents..." If Results are obtained which are outside the scope of the Field then the rights in respect of such non-field Results are to be negotiated between the parties, with Avexa having a right of first refusal to be granted an exclusive sub-licensable, world-wide licence to exploit such Results.

In return for obtaining ownership of Results within the Field, Avexa agrees to make certain payments which include the following:

1. Payment of patenting costs in respect of any Results within the Field.

2. Royalties are payable by Avexa on sales of patent protected products in addition to net revenues, being generally gross receipts from third parties from exploitation of the Results. Royalty obligations continue on a country-by-country basis for the longer of (i) while there is patent coverage; or, in some circumstances, (ii) ten years from the first commercial sale of a product.

Avexa is subject to an obligation to use reasonable endeavours to commercialize and exploit the Results and to report to the University on a yearly basis.

The agreement contains the usual provisions in relation to confidentiality, publication and keeping of accounts.

The agreement may be terminated by the University if Avexa fails to pay royalties or other amounts due, breaches the agreement and fails to remediate it, or becomes insolvent. In those circumstances the University may terminate the agreement, in which case the patents are reassigned to the University and Avexa loses the benefit of patents.

3. *NHMRC Research Collaboration Agreement*

This is an agreement dated 3 March 2004 between University of Wollongong and Amrad Operations. It is being assigned by Amrad to Avexa.

It relates to Avexa's VRI program. This is effectively an extension of the First Collaborative Research Agreement dated 23 February 1998. It supports an NHMRC funded component of that research program titled "Development of New Antibacterial Peptoids to Combat Antibiotic Resistant Bacteria". Under the agreement, Avexa is obliged to provide certain cash and in-kind contributions in accordance with the relevant grant application.

Intellectual Property created under this agreement, is dealt with in accordance with the provisions of the First Collaborative Research Agreement.

4. *ARC First Research Collaboration Agreement*

This agreement is dated 12 March 2003 between Amrad Operations and University of Wollongong. It is being assigned by Amrad to Avexa.

It relates to Avexa's HIV Program. This agreement supports an ARC linkage project titled "The Design of New Integrase Inhibitors Targeting HIV-I".

Under this agreement Avexa agrees to provide certain funding and in-kind support for the Project in accordance with the agreed Project Plan, and ARC agrees to provide certain funding. Under the agreement, intellectual property generated from the project is owned by University of Wollongong. If either party wishes to exploit the project intellectual property for any purpose, then they will negotiate it in good faith an Exclusive Licence for such use and any other terms.

For 12 months following completion of the project, Avexa has the exclusive and irrevocable option to acquire an exclusive licence to exploit the project intellectual property. If Avexa wishes to do so, it needs to give notice. If it fails to do so or indicates that it does not wish to do so, then the right to commercialize the project intellectual property reverts to the University.

5. ARC Second Research Collaboration Agreement

This agreement is dated 7 August 2003 between Amrad Corporation Limited and University of Wollongong. It is being assigned by Amrad to Avexa.

It relates to Avexa's HIV Program. This agreement supports an ARC linkage project titled "Development of Computer Aided Molecular Modelling Drug Design Techniques for flexible Enzyme Targets – New Anti-HIV Agents".

Under this agreement Avexa agrees to provide certain funding and in-kind support for the project in accordance with the agreed project plan, and ARC agrees to provide certain funding. Under the agreement, intellectual property generated from the project is owned by University of Wollongong. If either party wishes to exploit the project intellectual property for any purpose, then they will negotiate it in good faith an exclusive licence for such use and any other terms.

For 12 months following completion of the project, Avexa has the exclusive and irrevocable option to acquire an exclusive licence to exploit the project intellectual property. If Avexa wishes to do so, it needs to give notice. If it fails to do so or indicates that it does not wish to do so, then the right to commercialize the project intellectual property reverts to the University.

6. Amrad – Avexa Services Agreement

This is one of three formal agreements between Amrad and Avexa, the other two being a lease in respect of the premises occupied by Avexa and a lease of certain equipment used by Avexa.

Under this agreement, Amrad agrees to provide certain services to support Avexa's activities in return for a fee.

The services to be provided by Amrad include the following (with an opportunity to include other services as required):

1. Company Secretary, Corporate Secretarial and Support Services.

2. Accounting and Finance Services including the creation and preparation of all required statutory accounts and returns.

3. Provision and maintenance of information technology infrastructure.

In return for the provision of these services, Avexa agrees to pay to Amrad a fee based on the cost of these services and an apportionment of anticipated servicing requirements. Avexa has determined that this fee is appropriate given the services being provided.

The cost is determined by reference to the actual cost to Amrad of providing the service, or in the case of services provided by Amrad to multiple parties, the fairly allocated cost as determined by agreement between the parties.

7. Key employment contracts

Management employment contract key terms and conditions:

- *Term*

The appointment of the executive will continue until terminated by either party in accordance with the terms of this agreement.

- *Incentive payment*

The executive will be entitled to an incentive payment up to 10% of the base remuneration package each year during the term if Avexa determines that performance targets have been met.

- *Salary continuance*

Salary continuance insurance cover is provided by Avexa at no cost to the executive up to 75% of the base remuneration package subject to medical clearance and following a 30 day qualifying period up to the age of 65.

- *Employee share options*

The executive will receive within 10 business days of the listing of Avexa on the ASX an offer for share options to be issued under the ESOP. Vesting of the options will occur progressively in accordance with the ESOP rules and a resolution of the Avexa Board as follows:

  - 40% on first anniversary of Commencement Date;
  - 60% on second anniversary of Commencement Date;
  - 80% on third anniversary of Commencement Date; and
  - 100% on fourth anniversary of Commencement Date.

Notwithstanding any determination prescribed in the ESOP rules, the exercise price will be determined at the discretion of and in accordance with a resolution of the Avexa Board.

- *Leave entitlements*

The executive is entitled to public holidays and long service leave in conformity with statutory entitlements and 20 working days annual leave per annum or any greater period approved by the Avexa Board.

Entitlement to non-vesting sick leave will be up to a maximum of 10 working days on full pay per annum.

- *Intellectual property*

The executive acknowledges that all intellectual property created by the executive in the course of the executive's employment with Avexa automatically vests in Avexa.

- *Restricted activities upon termination*

The executive must not, without the prior written consent of Avexa or the Avexa Board, engage in restricted activities during employment under this agreement or at any time within the period of: three months after the termination date and within the geographic region of Australia.

- *Termination*

Other than for cause, for the first 12 months from commencement of employment with Avexa, the executive or Avexa may terminate the agreement by giving the Executive six months written notice and thereafter the notice period reduces to three months.

- *Remuneration*

During the term Avexa will pay the executive a base remuneration package to include the executive's salary, superannuation contributions, and the cost of various non-cash benefits including motor vehicles and home telephones (and any fringe benefits tax payable on non-cash benefits). Each year in June Avexa will review the executive's base remuneration package to determine whether any variation should be made to the amount of the base remuneration package. The base remuneration package will not be reduced during the term of the agreement with the executive.

- *Confidentiality*

The executive must keep confidential and not disclose to any other person any information which comes to the executive's knowledge concerning the affairs of Avexa other than information which is in the public domain.

Chief Executive Officer contract terms and conditions

As per the management contracts except for the following variations:

- *Probationary period*

A probationary period of three months applies to the CEO (that has not been included in the management contracts given that Avexa management have satisfied their effective probationary period with Amrad prior to transferring to Avexa). A period of only five days notice is required during the probationary period.

- *Termination*

Subject to the probationary period, the six month notice period applies to the CEO for the first two years of employment and thereafter reduces to three months.

Employee contract terms and conditions

As per the management contracts except for the following variations:

- *Notice period*

The notice period after the 2 year anniversary is 5 weeks.

- *Leave entitlements*

Employees are entitled to paid personal leave of 8 days per annum accumulating on a pro-rata basis when absent from work in the following circumstances:

  - due to personal illness or injury sick leave; or
  - for the purposes of caring for a member of your immediate family or member of the your household who is sick and requires the your care and support carer's leave.

- *Restricted activities upon termination*

There is no such clause in place for employees.

Section 5
Additional information in relation to Avexa

5 Additional information in relation to Avexa

5.1 Amrad Investment

Amrad must subscribe for a total of 80,312,000 Avexa Investment Shares, the Amrad Investment Amount being $24 million. The price per Amrad Investment Share is approximately $0.30.

Consideration for the Amrad Investment Amount is satisfied by the Amrad Investment in cash of $12 million and the transfer of intellectual property of $12 million.

Following the demerger, Eligible Amrad Shareholders will hold approximately 80.01% of the Avexa Shares on issue as at the Listing Date whilst Amrad will hold the balance of approximately 19.99% of Avexa. As at the Listing Date, Amrad and Avexa will have common directors. These arrangements are described in Section 7.6. It is not intended that Amrad should have the right to appoint Avexa Directors.

5.2 Board of directors and senior management

1. *Directors*

Dr Peter Smith
(CEO & Executive Director) MA (Cambridge) PhD

Dr Smith was appointed to the chief executive role and as executive director of Amrad in October 2003. He is a former international investment bank analyst and co-founder and director of London based Onyvax, a private UK biotechnology company specialising in cancer immunotherapy R&D.

Dr Smith spent nine years as a top rated analyst for investment banks UBS and HSBC covering the European pharmaceutical/biotech industry. He currently also holds a directorship in Cerylid Biosciences Limited.

His PhD is in the area of cell signalling. Dr Smith combines a detailed knowledge of laboratory and clinical environments, with the strong corporate and financial management experience required for success in today's biotech company.

Ms Helen Cameron
(Chairman/Non-Executive Director) BSc, MBA, FTCL

Ms Cameron became a non-executive Director of Amrad in December 1997. In the last two years she has held directorships with the following organisations: Deputy Chair of Foodbank NSW, Director of Foodbank Australia, Grains Research & Development Corporation, the CRC for Sustainable Rice Production, the Sydney Catchment Authority and Rural Industries Research & Development Corporation. Ms Cameron operates her own company, Calisar Pty Limited, which consults to the food and agribusiness industries. She held senior management positions with National Foods Limited and Burns Philp & Co Ltd and was Head of Research at BNP Equities (Australia) Limited. She holds a Master of Business Administration from Macquarie University (NSW), a Bachelor of Science from the University of Canterbury (Biology), and is a Fellow of the Trinity College of Music (London).

Mr Alan Boyd
Director, BA (Econ), ICAA, ICAEW, CICSA

Mr Boyd was appointed as Amrad's Director, Finance and Administration in 2002. Prior to this appointment he was employed as Chief Financial Officer and Company Secretary of SMS Management & Technology (formerly Sausage Software) and prior to SMS he worked in key finance roles with HRL Limited and Deloittes.

Ms Robyn Fry
Director and Company Secretary, LLB., GDLP, Notary Public (South Australia)

Ms Fry was appointed as Amrad's Corporate Counsel in 1997 and now holds the position of General Counsel & Company Secretary. Ms Fry has been admitted to the Bars of the Supreme Courts of South Australia, New South Wales and Victoria. Prior to joining Amrad Ms Fry was employed as a lawyer in private practice in both South Australia and Victoria and by F.H. Faulding & Co. Limited as corporate legal counsel.

Avexa intends, with the assistance of its board, to appoint high calibre and experienced candidates as independent directors to the company.

2. Senior management

Please refer to section 4.12 of this Information Memorandum for the profiles of senior management.

5.3 Corporate governance

1. Ethical standards and compliance

Avexa prescribes ethical standards for employees for professional conduct, dealings with the business community, the public and with other employees.

Avexa has adopted policies and guidelines having regard to applicable legislation and accepted community standards dealing with issues including confidentiality, conflicts of interest, fraud risks, employee discrimination and harassment and trading in company securities.

Avexa employees, contractors and consultants are made aware of these policies through:

(1) induction training;

(2) other professional training sessions; and

(3) the employees' policies and procedures manual.

2. Trading in Avexa shares

Avexa has established guidelines which provide a basic explanation of what constitutes insider trading and Avexa's policy to prevent it, including:

(1) a description of the times when it may be appropriate to refrain from buying or selling Avexa securities; and

(2) the internal approval process for buying or selling Avexa securities.

Avexa's policy for Avexa Directors and all employees in respect of the purchase and sale of company securities prohibits trading whilst they are in possession of price sensitive information.

3. Guidelines for trading in Avexa securities

- *General rule*

Directors and employees of Avexa should not buy or sell securities in Avexa when Avexa is in possession of price sensitive information that is not generally available to the market.

- *Safest times to deal in Avexa securities*

There is no particular time during which it is "safe" or "unsafe" to deal in Avexa securities. The sole test is whether, at the particular time, an Avexa Director or employee is in possession of price sensitive information that is not generally available in the market.

4. Disclosure policy

Any Avexa Director or employee proposing to buy or sell Avexa securities must advise the Chairman (in the case of Directors) or the Company Secretary (in the case of employees) in writing (on any approved form) of their intention to do so before buying or selling the securities. This notification obligation operates at all times.

Directors and employees must not buy or sell Avexa securities until approval has been given by the Avexa Board, Chairman or Company Secretary. The Avexa Board, Chairman or Company Secretary should not reasonably withhold approval and if a response is not received within 48 hours of the advice, approval will be deemed to have been given.

5. ASX notification by Avexa Directors

The ASX Listing Rules oblige any Avexa Director dealing in Avexa securities to notify Avexa (through Avexa's Company Secretary) within 3 days after any dealing providing full details of the dealing in accordance with the prescribed (Appendix 3Y) form.

6. Avexa continuous disclosure policy

Introduction

As a public listed company, Avexa will be required to comply with a continuous disclosure obligation contained in the Listing Rules of Australian Stock Exchange Limited (***ASX***). This continuous disclosure obligation is complemented by requirements under the Corporations Act.

ASX Disclosure

- *Obligation*

Under Listing Rule 3.1, Avexa is required to notify the ASX immediately it is or becomes aware of:

> *"any information concerning it that a reasonable person would expect to have a material effect on the price or value of the Company's securities."*

Avexa must not release this information to any other person (such as the media) until it has given the information to ASX and received an acknowledgement that ASX has released the information to the market (Listing Rule 15.7).

- *The exception*

Disclosure under Listing Rule 3.1 is not required where each of the following conditions is satisfied:

(1) a reasonable person would not expect the information to be disclosed;

(2) the information is confidential; and

(3) one or more of the following applies:

  (a) it would be a breach of a law to disclose the information;

  (b) the information concerns an incomplete proposal or negotiation;

  (c) the information comprises matters of supposition or is insufficiently definite to warrant disclosure;

  (d) the information is generated for the internal management purposes of Avexa;

  (e) the information is a trade secret; and

  (f) Avexa must meet its continuous disclosure obligation as soon as one of the requirements is no longer satisfied.

- *When is Avexa aware of information?*

Under ASX Listing Rule 19.12, Avexa becomes aware of information if a director or executive officer of Avexa has, or ought reasonably to have, come into possession of information in the course of the performance of their duties as a director or executive officer of Avexa.

- *Materiality*

The measure used in Listing Rule 3.1, whether a reasonable person would expect the information to have a material effect on the price or value of Avexa's securities, is the subject of a deeming provision in the Corporations Act (Section 677) and that same deeming provision applies to Listing Rule 3.1. As a result, a reasonable person is taken to expect particular information to have a material effect on the price or value of any of Avexa's securities if the information would, or would be likely to, influence persons who commonly invest in such securities in deciding whether to acquire or dispose of the securities.

- *Generally available information*

Avexa is not required to disclose information which is generally available.

3. Appointment of an authorised officer

Avexa's Company Secretary has primary responsibility for administration of Avexa's continuous disclosure policy.

4. Contravention and Liability

- *Contravention*

Avexa will contravene its continuous disclosure obligation if it fails to notify ASX of information required by Listing Rule 3.1 to be disclosed.

If Avexa contravenes this obligation intentionally, recklessly or negligently by failing to notify the ASX of information, Avexa and its officers may be guilty of an offence under the Corporations Act (Section 674).

- *Liability*

If Avexa contravenes its continuous disclosure obligations, it may face criminal and civil liability under the Corporations Act. ASIC can also institute proceedings under the ASIC Act.

Avexa's officers, including its directors, employees or advisers, who are involved in a contravention by Avexa may face civil liability or, if they aid or abet, or are in any way knowingly concerned in, Avexa's contravention, criminal liability under the Criminal Code.

5. ASX policy

The ASX has issued a guidance note in relation to the operation of Listing Rule 3.1. The guidance note sets out ASX's general approach to continuous disclosure. It should not be regarded as a definitive statement of the application of Listing Rule 3.1 in every case, and should not be considered to be legal advice.

6. Reporting processes

Avexa's reporting system encompasses:

(1) regular internal reporting which may identify matters requiring disclosure;

(2) reporting of events occurring between regular reporting which may identify matters requiring disclosure; and

(3) a process for regularly reviewing Avexa's continuous disclosure compliance program.

It is the responsibility of each director and executive officer of Avexa to communicate any information regarding Avexa that may have a material effect on the price or the value of Avexa's securities as soon as that director or executive officer becomes aware of that information.

A failure by Avexa to make timely disclosure of information that may have a material effect on the price or value of Avexa's securities may result in criminal or civil liability for Avexa, its directors and executive officers.

From time to time, it may be necessary to respond to the unauthorised disclosure of information or market rumours concerning Avexa. To ensure a consistent response from Avexa to such occurrences, all instances of unauthorised disclosure or rumours should be reported by directors to the Chairman and by executive officers to the Company Secretary or the Chief Executive Officer as soon as they become known.

Role of Avexa Board

The Avexa Directors will adopt best current practices and procedures for the corporate governance of Avexa. These establish the framework of how the Avexa Directors carry out their duties and obligations on behalf of Avexa Shareholders.

Avexa Board

Following listing, Avexa will seek to appoint an Avexa Board that will comprise four directors, including two independent non-executive directors, and an independent non-executive Chairman and the CEO.

Corporate Governance

The Avexa Board is responsible for, and has the authority to determine, all matters relating to the strategic direction, policies, practices, establishing goals for management and the operation of the company.

The Avexa Board's specific responsibilities and functions include:

- oversight of the company, including its control and accountability systems;
- appointing, removing and approving remuneration for the CEO;
- input into the final approval of management's development of corporate strategy and performance objectives;
- reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct and legal compliance;
- monitoring senior management's performance and implementation of strategy, and ensuring appropriate resources are available;
- approving and monitoring the progress of major capital expenditure, capital management, budgeting, operations and acquisitions and divestitures; and
- approving and monitoring financial and other statutory reporting and compliance matters.

The composition of the Avexa Board is determined in accordance with the following general principles:

- the chairman shall be an independent non-executive director; and
- the Avexa Board shall comprise directors with a broad mix of business expertise and experience.

The current composition of the Avexa Board accords with these general principles and is detailed in this Section 5. Avexa also intends that a majority of its directors be independent, non-executive directors in accordance with ASX Recommendation 2.1. The current Avexa Board composition departs from this Recommendation. It is the Company's intention to add further independent non-executive board members, following Listing on ASX, should suitably qualified candidates be available and the growth of the company justifies a larger board. Avexa is currently interviewing a number of such auditors and expects to make relevant announcements in due course.

The composition of the Avexa Board, its performance and the appointment of new directors will be reviewed periodically by external advisers as appropriate.

In light of the proposed small capitalisation of the company, the Avexa Board considers that nominating and appointing directors and key staff itself will achieve greater efficiencies than delegating these functions to a formal nomination and remuneration committee as is recommended by ASX Recommendation 2.4. On this basis, the Avexa Board has decided it is appropriate to depart from ASX Recommendation 2.4 and not establish a nomination or remuneration committee at this stage. This decision will be reviewed as appropriate in keeping with good corporate governance.

In order to better manage its responsibilities, the Avexa Board will establish an Audit and Risk Committee (**Committee**), and adopt appropriate board and committee charters.

A copy of the Avexa Board Charter will be available on the company's website at www.avexa.com.au.

Audit and Risk Committee

The Committee's primary objective is to assist the Avexa Board in fulfilling its corporate governance and oversight responsibilities by:

- monitoring and reviewing the integrity of financial statements and the effectiveness of internal financial controls;
- *making recommendations to the board in relation to the appointment of external auditors and approving* the remuneration and terms of their engagement;
- reviewing risk management and internal compliance and control systems; and
- monitoring and reviewing the independence, objectivity and competency of internal and external auditors.

The Committee may invite any person to attend meetings it considers appropriate. The composition of the Committee will be reviewed after Listing as Avexa wishes to appoint additional independent directors.

The Committee Members will have unrestricted access to management, internal and external auditors and all company records for the purpose of carrying out its responsibilities. Formal systems have been introduced for regular reporting to the Avexa Board on matters including the review of risk management and internal compliance and control systems. The Committee may engage any independent experts it requires to help it fulfil its duties and the cost is born by Avexa.

A copy of the Audit and Risk Committee Charter will be available on the Company's website, at www.avexa.com.au.

5.4 Rights attaching to Avexa Shares

The rights attaching to Avexa Shares are set out in the constitution of Avexa and are affected by the Corporations Act and the ASX Listing Rules. The following is a summary of key rules in the Constitution of Avexa.

1. Voting

Subject to any restriction on voting imposed by the ASX Listing Rules or any restriction agreement entered into between Avexa and an Avexa shareholder, every Avexa shareholder present in person or by proxy, attorney or representative at a meeting of shareholders has one vote on a show of hands and one vote on a poll for every Avexa Share held. A poll may be demanded by the Chairman of the meeting, an Avexa shareholder or shareholders who together hold at least 5 percent of the votes that may be cast on the resolution on a poll, or who together hold voting shares paid up to a value of not less then 5 percent of the total sum paid up on all voting Avexa Shares.

2. General Meetings

Each Avexa shareholder is entitled to receive notice of and to attend general meetings of the Avexa and to receive all notices, accounts and other documents required to be sent to Avexa shareholder under the constitution of Avexa, the Corporations Act or the ASX Listing Rules.

3. Dividends

Where dividends are payable out of Avexa's profits they will be declared by the Avexa Directors. Dividends declared will (subject to any special rights or restrictions attaching to a class of Avexa Shares created under any arrangement as to dividend) be payable on Avexa Shares in accordance with the Corporations Act. The Avexa Directors will consider the dividend policy of Avexa according to normal commercial considerations.

4. Transfer of Avexa *Shares*

An Avexa shareholder may transfer Avexa Shares by a proper transfer effected in accordance with any computerized or electronic system established or recognized by the ASX or the Corporations Act for the

purpose of facilitating transfers in shares or by an instrument in writing in a form approved by the ASX or in any other usual form or in any form approved by the Avexa Directors. The Avexa Directors may refuse to register a transfer of Avexa Shares where the refusal to register the transfer is permitted under the constitution of Avexa and the ASX Listing Rules.

5. *Issue of Shares*

The Avexa Directors may (subject to the restrictions on the issue of Avexa Shares imposed by the constitution of Avexa, the Listing Rules or the Corporations Act) issue, grant options in respect of, or otherwise dispose of further shares as they see fit.

6. *Winding up*

Subject to any special or preferential rights attaching to any class or classes of Avexa Shares, on a winding up of Avexa a liquidator may, with the authority of a special resolution of the Avexa shareholders, divide among the Avexa shareholders in kind the whole or any part of the property of Avexa in proportion to the Avexa Shares held by them respectively. The liquidator may for that purpose set the value he or she considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the Avexa shareholders. The liquidator may, with the sanction of a special resolution of the Avexa shareholders, vest the whole or any part of the assets in trust for the benefit of Shareholders as the liquidator thinks fit, but so that no Avexa Shareholder is compelled to accept any Avexa Shares or other securities in respect of which there is any liability.

7. *Shareholder liability*

As the Avexa Shares are fully paid shares, they are not subject to any call for money by the Avexa Directors and will therefore not become liable for forfeiture.

8. *Alteration to the Constitution*

The Constitution of Avexa can only be amended by a special resolution passed by at least three quarters of the votes of the Avexa shareholders present and voting at a general meeting. At least 28 days written notice specifying the intention to propose the resolution as a special resolution must be given.

9. *ASX Listing Rules*

On admission to the ASX official list, notwithstanding anything in the Constitution of Avexa, if the Listing Rules prohibit an act being done, the act must not be done. If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done, and if a provision is required in the Constitution of Avexa by the Listing Rules, the Constitution will be treated as containing that provision. If any provision of the Constitution of Avexa becomes inconsistent with the Listing Rules, the constitution will be treated as not containing that provision to the extent of the inconsistency.

5.5 Avexa Employee Share/Option Plan (ESOP)

Avexa has established an employee share/option plan (**ESOP**). Subject to the demerger, by board resolution dated 6 May 2004, the Avexa board approved the adoption of the ESOP rules, to make offers of options to employees and set the exercise price for those options.

Section 6
Taxation implications

6 Taxation implications

6.1 General

This information provides a guide to the general tax position of Amrad shareholders in relation to the demerger based on income tax legislation enacted at this time. It does not purport to be a complete analysis nor to identify all potential tax consequences nor is it intended to replace the need for specialist tax advice in respect of the particular circumstances of individual Amrad shareholders.

This information is addressed to Australian resident shareholders and does not apply to:

- Amrad Shareholders who do not hold their shares as capital assets (for example, shareholders who are in the business of trading in such assets), as proceeds will generally be taxable without the benefit of capital gains tax (**CGT**) rollovers; and
- Non-resident Amrad Shareholders, as their treatment will depend on their individual circumstances. We note, that as a general rule, non-resident shareholders holding shares on capital account will not have a taxable Australian asset subject to Australian CGT where their ownership interest is less than 10% in Amrad.

This information is also based on the following assumptions:

- Amrad Shareholders will receive shares in Avexa on a **one (1)** for **two (2)** basis (and no other form of consideration); and
- The shares will be issued to the Amrad Shareholders in the same proportion, (or as nearly practicable) and with the same proportionate market value as their shares that they held immediately before the demerger in Amrad.

All Amrad Shareholders should consult their tax advisers as to the tax consequences in relation to their own individual circumstances.

6.2 Application of the demerger rules

Amrad Shareholders who are considered to be residents of Australia for tax purposes, and who hold their Amrad Shares as capital assets, will be eligible for demerger relief under the demerger legislation.

In broad terms, under the demerger relief, Amrad Shareholders can choose rollover relief to defer the CGT consequences of the CGT events that happen to their Amrad Shares.

For the purposes of this summary, it has been assumed that the Amrad Shareholder will choose the rollover relief available under the demerger legislation for all their Amrad Shares.

6.3 Cost base allocation

The demerger will impact the determination of the CGT cost base of existing Amrad Shares and determine the cost base of Avexa Shares. Accordingly, shareholders should understand its impact before making any decision regarding these shares.

Amrad Shareholders must calculate their new cost bases, and base their apportionment on the anticipated or actual market values of Amrad Shares and Avexa Shares just after the demerger. As a guide, Amrad Shareholders may wish to use the VWAP (Volume Weighted Average Price) of Amrad Shares and Avexa Shares sold on the ASX over the first five days of trading commencing on the first day on which both Amrad Shares and Avexa Shares trade on the ASX. Amrad Shareholders will be notified of these VWAPs shortly after the end of this trading period.

1. Cost base of Amrad Shares

The cost base of Amrad Shares will be reduced by the amount of the cost base allocated to the Avexa Shares.

2. Cost base of Avexa Shares

The Avexa Shares will be deemed to have been acquired at the same time as the underlying Amrad Shares were acquired and will have a cost base as determined above.

6.4 Disposal of Amrad Shares after the demerger

On subsequent sale of Amrad Shares, certain shareholders (such as individuals and superannuation funds who have held their shares for more than 12 months) may be entitled to discounted CGT treatment (that is, 50% discount for individuals and one third discount for superannuation funds). Alternatively, Amrad Shareholders who acquired their shares before 22 September 1999 may be able to claim cost base indexation from the date of purchase until the September 1999 quarter.

6.5 Disposal of new Avexa Shares after the demerger

For Avexa Shares acquired under the demerger in relation to Amrad Shares, the demerger legislation deems each Avexa Share to have been acquired at the same time the underlying Amrad Share was acquired. This will be relevant for indexation or the CGT 50% discount, if available.

Accordingly, on subsequent sale of Avexa Shares, certain shareholders (such as individuals and superannuation funds who have held their Amrad shares for more than 12 months) may be entitled to discounted CGT treatment (that is, 50% discount for individuals and one third discount for superannuation funds). Alternatively, shareholders who acquired their Amrad Shares before 22 September 1999 may be able to claim cost base indexation from the date of purchase until the September 1999 quarter.

6.6 Amrad Shareholders who do not choose rollover under the demerger legislation

Amrad Shareholders who do not choose rollover under the demerger legislation will have the same tax consequences as those outlined above, subject to the following exceptions:

- Avexa Shares will be acquired at the date of the demerger, rather than deemed acquired at the time the shareholders acquired the corresponding Amrad Shares. This will preclude eligibility for indexation in relation to a subsequent sale of the Avexa Shares. It will also preclude eligibility for the capital gains tax concession until after such time as the shareholder has held the Avexa Shares for 12 months; and
- In the event that a capital loss arises from the demerger, an Amrad Shareholder has the opportunity to realize this capital loss.

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Section 7
Additional information

7 Additional information

The information contained in this Section 7 is provided pursuant to section 411(3) of the Corporations Act in compliance with Regulation 5.1.01 and Part 3 of Schedule 8 of the Corporations Regulations.

7.1 Amrad Directors and Amrad Directors' recommendation

The Amrad Directors are:

- Mr Robert Moses
- Mr Olaf O'Duill
- Professor Silviu Itescu
- Mr Graeme Kaufman
- Ms Helen Cameron
- Dr Peter Smith

Each of the Amrad Directors wishes to make a recommendation in relation to the Capital Reduction and the Scheme, and considers himself or herself justified in doing so.

Each of the Amrad Directors recommends that Amrad Shareholders vote in favour of the Capital Reduction and the Scheme. The reasons for these recommendations are set out in Section 2 of this Information Memorandum.

7.2 How the Amrad Directors intend to vote

Each of the Amrad Directors intends to vote in favour of the Capital Reduction and the Scheme in respect of the Amrad Shares held by him or her, or on his or her behalf.

7.3 Marketable securities of Amrad held by the Amrad Directors

No marketable securities of Amrad are held by or on behalf of Amrad Directors as at the date of this Information Memorandum except as follows:

Name	Amrad Shares held by or on behalf of Amrad Director	Options to acquire Amrad Shares held by or on behalf of Amrad Director
Mr Robert Moses	245,040	Nil
Mr Olaf O'Duill	106,015	Nil
Professor Silviu Itescu	9,363	Nil
Mr Graeme Kaufman	58,959	Nil
Ms Helen Cameron	53,947	Nil
Dr Peter Smith	113,900	*Nil

* Note: The employment contract for Dr Peter Smith entitles Dr Smith to an allocation of 600,000 options subject to shareholder approval which has yet to be given.

7.4 Marketable securities in Avexa held by the Amrad Directors

No Amrad Director holds securities in Avexa, other than those shares the Amrad Directors, who are Eligible Amrad Shareholders, will be entitled to receive under the Scheme.

7.5 Payments or other benefits to directors, secretaries or executive officers

Amrad historically conducted a Directors' Retirement Allowance scheme which permitted payment to non-executive Amrad Directors upon their retirement. The amount of any payment is dependent upon the length of service of the Amrad Director and the level of remuneration. Unpaid entitlements to the scheme of $261,657 reported as at 30 June 2004 have been frozen pending the retirement of certain existing Amrad Directors and no further entitlements are accruing under the scheme. Other than as referred to above, no payments or benefits are proposed to be made or given to any Amrad Director, any secretary, or any executive officer of Amrad as compensation for, or in consideration of, loss of, or retirement from, his or her office in Amrad or any related body corporate of Amrad.

7.6 Agreements or arrangements with Amrad Directors

Dr Peter Smith (Amrad's Managing Director) is currently an Avexa Director. He will remain as an Avexa Director immediately following the Spin-out.

Ms Helen Cameron (an Amrad non-executive director) is a Director and Chairman of Avexa. Ms Cameron will remain on the Avexa Board after the Spin-out. However, Avexa expects to appoint two new independent directors, one of whom will become the Chairman.

Mr Alan Boyd, Amrad's Director, Finance and Administration, is currently an Avexa Director. Ms Robyn Fry, Amrad's Company Secretary and General Counsel, is currently an Avexa Director. Ms Fry is also the Company Secretary of Avexa. Both Mr Boyd and Ms Fry are interim directors until suitable indepdent non-executive directors are appointed after Avexa is listed.

There are no other agreements or arrangements between any Amrad Director, secretary, or executive officer, in connection with or conditional on the outcome of the Spin-out.

7.7 Material changes in the financial position of Amrad

Except for the purchase and cancellation of Amrad share capital under the Amrad share-buy back as announced to ASX in March 2004, no Amrad Director is aware of any material change in the financial position of Amrad since 31 December 2003, the balance date of Amrad's last half-year accounts. Amrad will provide a copy of the 31 December 2003 half-year accounts free of charge to anyone who requests a copy of those accounts prior to the second court hearing on Monday 6 September 2004.

Amrad Shareholders may also download a copy of the 31 December 2003 half-year accounts and the last annual report with a balance date of 30 June 2003 from Amrad's website at www.amrad.com.au.

7.8 Capital raising by Avexa

Avexa has not raised any capital for the three months before the date of this Information Memorandum and will not need to raise any capital in the three months after the date of this Information Memorandum other than the Amrad Investment of $12 million in this Information Memorandum.

Upon listing, the market capitalisation of Avexa will be approximately $24 million based on 80,312,000 shares of $0.30 each.

7.9 Intention about Amrad's business, assets and employees

Information as to the conduct of Avexa's business after the Spin-out, redeployment of Amrad fixed assets to Avexa, and transfer of current Amrad employees to Avexa are discussed in Section 4.

7.10 Consideration offered

The consideration for, and the basis on which Amrad Shareholders will be entitled to be issued with Scheme Shares, are set out in Section 3 of this Information Memorandum.

7.11 Regulatory relief

1. ASIC

Paragraph 8302(h) of Part 3 of Schedule 8 to the Corporations Regulations requires this Information Memorandum to set out whether the financial position of Amrad has, within the knowledge of the Amrad Directors, materially changed since the date of the last balance sheet laid before Amrad in general meeting, or sent to Amrad Shareholders in accordance with section 314 or 317 of the Corporations Act.

Paragraph 8302(d) of Part 3 of Schedule 8 to the Corporations Regulations requires this Information Memorandum to disclose particulars of any payment or benefit that is proposed to be made or given to any director, secretary or executive officer of Amrad or a related body corporate of Amrad (**Relevant Person**) as compensation for loss of office, or as consideration for or in connection with his or her retirement from office.

Under subregulation 5.1.01(1) of the Corporations Regulations, ASIC provided relief to Amrad to send an explanatory statement under subsection 412(1) of the Corporations Act which does not state the matters set out in:

(a) paragraph 8302(h) of Part 3 of Schedule 8 to the Corporations Regulations on the basis that:

(i) Amrad complies with Division 2 of Part 2M.3 of the Corporations Act in respect of the period ending 31 December 2003;

(ii) the explanatory statement states that Amrad will give a copy of the documents referred to in section 302 of the Act free of charge to anyone who asks for them before the arrangement or compromise to which the explanatory statement relates is approved by order of the Court;

(iii) any material change in the Amrad's financial position occurring after the balance date of Amrad's financial report for the period ending 31 December 2003 is disclosed in the explanatory statement; and

(iv) the explanatory statement sent to members is substantially in the form given to ASIC on 5 July 2004; and

(b) paragraph 8302(d) of Part 3 of Schedule 8 to the Corporations Regulations in the following respects:

(i) the explanatory statement is not required to state particulars of payments or benefits which may be made to a Relevant Person in relation to their loss of office or retirement from office, unless:

(A) the Relevant Person will lose office or retire from office as a consequence of, or in connection with, the Scheme; or

(B) the amount of any payment or benefit which may be made to the Relevant Person upon their loss of office or retirement from office may be materially affected by the Scheme;

(ii) the explanatory statement is not required to state the identity of any Relevant Person who will lose office or retire from office in connection with the Scheme, unless that person is a director of Amrad; and

(iii) the explanatory statement is not required to state particulars of any payments or benefits to Relevant Persons other than directors of the Amrad, that would otherwise be required to be disclosed under paragraph (i), provided:

(A) such payments or benefits are disclosed on an aggregate basis; and

(B) the explanatory statement discloses the number of Relevant Persons who will receive a payment or benefit that is required to be disclosed under paragraph (i) and which falls within each successive $10,000 band, commencing at nil, where the number of Relevant Persons is no less than one.

Pursuant to subsection 741(1) of the Corporations Act, ASIC exempted any person who offers for sale ordinary shares in Avexa from compliance with:

(a) Part 6D.2 of the Act; and

(b) sections 728 to 735 (inclusive) and section 737 of the Act,

where:

(c) the shares were issued by Avexa to Amrad; or

(d) the shares were transferred by Amrad to its shareholders under a scheme of arrangement under Part 5.1 of the Act approved at a meeting held as a result of an order under subsection 411(1).

2. *ASX*

ASX has granted waivers, or in-principle waivers, to Avexa in respect of Listing Rule 1.3.5(a), so that Avexa need not provide accounts for the last three full financial years, on the basis that Amrad has not historically accounted for Avexa as a stand alone Business.

ASX has also confirmed to Amrad and Avexa that the Spin-out does not require Amrad Shareholder approval under:

- Listing Rule 11.1.2 (in relation to shareholder approval for a change in the nature or scale of activities in Amrad as a result of the Spin-out); or

- Listing Rule 11.2 (in relation to changes involving the main undertaking of an entity)

Avexa has also requested a waiver from Listing Rule 14.4 which requires all of the directors of Avexa to retire and seek re-election at Avexa's next annual general meeting.

7.12 Escrow provisions

Avexa will enter into voluntary escrow agreements with Amrad, and the Amrad Directors who receive Scheme Shares will enter the escrow agreements required by the Listing Rules. Under these escrow agreements:

- all of these persons agree not to dispose of the number Amrad Shares set out below; and

- none of those Avexa Shares held by these persons will be quoted on ASX,

for a period of two years after the Listing Date.

Name of restricted party	Number of Avexa Shares subject to escrow
Amrad	16,062,000
Amrad Directors and their associates	293,612

7.13 Transitional arrangements

Amrad and Avexa have entered into arrangements in connection with the ongoing relationship between them. These arrangements came into effect on 1 July 2004, and are described in Section 4.

7.14 Consent to be named and to the inclusion of information

The following persons have given and have not, before the date of this Information Memorandum, withdrawn their written consent to the inclusion of the following information in this Information Memorandum, and to all references in this Information Memorandum to that information in the form and context in which those references appear:

- KPMG Transaction Services (Australia) Pty Ltd (**KPMG Transaction Services**): to be named as Investigating Accountants, and to the inclusion of its report in Section 11 of this Information Memorandum;

- KPMG: to be named as Amrad's and Avexa's auditor;

- Deacons: to be named as the legal adviser to Amrad;

- PKF Corporate Advisory Services (Vic) Pty Ltd (**PKF**): to be named as the independent expert, and to the inclusion of its report in Section 9 of this Information Memorandum;

- LEK Consulting Pty Ltd (**LEK**): to be named as the independent technical expert and to the inclusion of its report in Section 10 of this Information Memorandum.

- ABN AMRO Morgans Corporate Limited (**AAM**): to be named as the Nominee.

7.15 Independent experts' and advisers' fees

(1) PKF has acted as the independent expert and has prepared the Independent Expert's Report set out in Section 9 of this Information Memorandum. Amrad has paid, or agreed to pay, approximately $78,000 - $83,000 for these services.

(2) KPMG Transaction Services has acted as the Investigating Accountant and has prepared the Investigating Accountant's Report set out in Section 11 of this Information Memorandum. Amrad has paid, or agreed to pay, $95,000 for these services. KPMG has also provided Amrad and Avexa with accounting and taxation advice for which further amounts may be paid to KPMG in accordance with its normal time based charge out rates.

(3) Deacons has acted as the legal adviser on the Spin-out. Amrad has paid, or agreed to pay approximately $420,000 for these services.

(4) LEK has acted as the independent technical expert and has prepared the Independent Technical Expert's Report set out in Section 10 of this Information Memorandum. Amrad has paid, or agreed to pay, approximately $43,500 for these services.

(5) AAM has acted as the Nominee. AAM has agreed not to charge Amrad for its services as Nominee.

7.16 Supplementary disclosure

Amrad will issue a supplementary document to this Information Memorandum if, between the date this Information Memorandum is lodged for registration with ASIC and the Listing Date, it becomes aware that:

- a material statement in this Information Memorandum is false or misleading;

- there is a material omission from this Information Memorandum;

- there has been a significant change to a matter discussed in this Information Memorandum; or

- a significant new matter has arisen which would have required disclosure in this Information Memorandum prior to the date this Information Memorandum was lodged for registration with ASIC.

Depending on the nature and timing of the changed circumstances, and subject to obtaining the relevant approvals, Amrad may circulate and publish a supplementary document by:

- posting the supplementary document on Amrad's website; and/or
- making an announcement to ASX.

7.17 Other material information

No Amrad Director is aware of any information other than that contained in this Information Memorandum material to the making of a decision in relation to the Capital Reduction or the Scheme which has not previously been disclosed to Amrad Shareholders.

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Section 8
Scheme of Arrangement

Deacons

Dated 5 July 2004

Scheme of Arrangement

Parties

Amrad Corporation Limited

ACN 006 614 375

The Holders of Amrad Corporation Limited Ordinary Shares

Contact

Roderick LJ Lyle
Partner
385 Bourke Street, Melbourne VIC 3000
Telephone: +61 (0)3 8686 6097
Email: rod.lyle@deacons.com.au
Website: www.deacons.com.au
Our ref: 2530222

Contents

Pursuant to section 411 of the *Corporations Act 2001* (Cth)

BETWEEN:

Amrad Corporation Limited ACN 006 614 375; and

the holders of fully paid ordinary shares in the capital of Amrad Corporation Limited

1. Definitions and interpretation

1.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

(1) **AAM** means ABN AMRO Morgans Corporate Limited ABN 32 010 539 607;

(2) **Amrad** means Amrad Corporation Limited ACN 006 614 375;

(3) **Amrad Board** means the board of directors of Amrad;

(4) **Amrad Share** means a fully paid ordinary share in the capital of Amrad;

(5) **Amrad Shareholder** means a holder of Amrad Shares;

(6) **Amrad Share Register** means the register of members of Amrad;

(7) **Amrad Share Registry** means Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, Australia, 3067;

(8) **ASIC** means the Australian Securities and Investments Commission;

(9) **ASX** means the Australian Stock Exchange Limited ACN 008 624 691;

(10) **Avexa** means Avexa Limited ACN 108 150 750;

(11) **Avexa Board** means the board of directors of Avexa;

(12) **Avexa Entitlement Number** has the meaning given at clause 4.4;

(13) **Business Day** means the business day as defined in the Listing Rules;

(14) **Capital Reduction** means the reduction of the share capital of Amrad in accordance with the Capital Reduction Resolution;

(15) **Capital Reduction Amount** means, in relation to an Eligible Amrad Shareholder, so much of the amount allocated to an Eligible Amrad Shareholder under the Capital Reduction Resolution as is attributable to the Eligible Amrad Shares held by that Eligible Amrad Shareholder;

(16) **Capital Reduction Resolution** means an ordinary resolution of Amrad Shareholders in the form set out in the notice of general meeting contained in Section 13 of the Information Memorandum sent to Amrad Shareholders;

(17) **CHESS** means the clearing house electronic sub-register of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532;

(18) **Close of Registers** means 5 pm, Australian Eastern Standard Time on the Record Date;

(19) **Corporations Act** means *Corporations Act 2001* (Cth);

(20) **Court** means the Federal Court of Australia;

(21) **Effective** when used in relation to the Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme;

(22) **Effective Date** means the date on which the Scheme becomes Effective;

(23) **Eligible Amrad Share** means an Amrad Share on issue at the Close of Registers;

(24) **Eligible Amrad Shareholder** means a person registered on the Amrad Share Register at the Close of Registers as the holder of an Eligible Amrad Share;

(25) **Information Memorandum** means the booklet containing the explanatory statement as required by Part 5.1 of the Corporations Act relating to the Scheme, notices of meetings in relation to the Capital Reduction Resolution and the Scheme and other information (including any supplementary information) relating to any or all of these matters and distributed to Amrad Shareholders;

(26) **Implementation Deed** means the deed between Amrad and Avexa dated 9 July 2004 and described in clause 2.3;

(27) **Ineligible Overseas Shareholder** means an Eligible Amrad Shareholder whose Registered Address at the Close of Registers is a place outside Australia, unless Amrad and Avexa are both satisfied that the laws of such a place permit Amrad to transfer the Scheme Shares to that shareholder either unconditionally or subject to complying with conditions and/or legal requirements which Amrad and Avexa both regard, in their absolute discretion, as being acceptable and not unduly onerous;

(28) **Listing Date** means the date at which Scheme Shares commence trading on the ASX;

(29) **Listing Rules** means the official listing rules of ASX;

(30) **Nominee** means AAM or such other person nominated by Amrad to sell or facilitate the transfer of the Scheme Shares under the terms of the Scheme and who will hold those Scheme Shares as agent of those Ineligible Overseas Shareholders;

(31) **Record Date** means the date that is 5 Business Days after the Effective Date;

(32) **Registered Address** means, in relation to an Eligible Amrad Shareholder, the address shown in the Amrad Share Register;

(33) **Scheme** means this scheme of arrangement between Amrad and Amrad Shareholders, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act;

(34) **Scheme Meeting** means the meeting of Amrad Shareholders convened by the Court under section 411(1) of the Corporations Act to consider, and if thought fit, approve the Scheme;

(35) **Scheme Transfer Date** means Wednesday, 15 September 2004 or such other date determined by the Amrad Board;

(36) **Scheme Share** means a fully paid ordinary share in the capital of Avexa transferred to, or sold on behalf of, the Amrad Shareholders (as the case may be) in accordance with clause 4;

(37) **Standard Listing Approval** means the approval by ASX for the admission of Avexa to the official list of ASX and for the official quotation of the Scheme Shares, such approval to be subject only to the Scheme becoming Effective and the standard conditions imposed by ASX relating to such approval (and, if any, other conditions acceptable to the Avexa Board); and

(38) **Statutory Provision** has the meaning given at clause 1.2(1)(e).

1.1 Interpretation

(1) Reference to:

(a) one gender includes the others;

(b) the singular includes the plural and the plural includes the singular;

(c) a person includes an individual, corporation, other bodies corporate or bodies politic;

(d) a party includes the party's executors, administrators, successors and permitted assigns;

(e) a statute, regulation or provision of a statute or regulation (**Statutory Provision**) includes:

(i) that Statutory Provision as amended or re-enacted;

(ii) a statute, regulation or provision enacted in replacement of that Statutory Provision; and

(iii) another regulation or other statutory instrument made or issued under that Statutory Provision; and

(f) money is to Australian dollars, unless otherwise stated.

(2) "Including" and similar expressions are not words of limitation.

(3) Where a word or expression is given a particular meaning, other parts of speech and grammatical forms of that word or expression have a corresponding meaning.

(4) Headings and any table of contents or index are for convenience only and do not form part of this document or affect its interpretation.

(5) If an act must be done on a specified day which is not a Business Day, it must be done instead on the next Business Day.

2. Preliminary

2.1 Amrad

(1) Amrad is a public company incorporated in Australia and limited by shares.

(2) The registered office of Amrad is at 576 Swan Street, Richmond, Victoria, Australia 3121.

(3) Amrad is admitted to the official list of ASX and its shares are officially quoted on ASX.

2.2 Avexa

(1) Avexa is a public company incorporated in Australia and will be, until the Scheme Transfer Date, a wholly-owned subsidiary of Amrad.

(2) Avexa's registered office is at 576 Swan Street, Richmond, Victoria, Australia 3121.

2.3 Implementation Deed

Amrad and Avexa have entered into the Implementation Deed to facilitate, amongst other things, the implementation of the Scheme and the Capital Reduction. In particular, Avexa has agreed that it will observe all the provisions of the Scheme and the Capital Reduction which relate to it and do everything within its power that is necessary to give full effect to the Scheme and the Capital Reduction.

3. Capital Reduction

On the Scheme Transfer Date, Amrad will reduce its share capital in accordance with the Capital Reduction Resolution.

4. Scheme

4.1 Conditions to the Scheme

Completion of the Scheme is subject to satisfaction of each of the following conditions:

(1) the passing of the Capital Reduction Resolution;

(2) the approval of the Scheme at the Scheme Meeting by the requisite majority of Amrad Shareholders present and voting, and holding the requisite number of votes which may be cast at the Scheme Meeting;

(3) the approval of the Scheme, with or without modification, by the Court making an order under section 411(4)(b) of the Corporations Act;

(4) ASX granting Standard Listing Approval to Avexa; and

(5) the lodgement with ASIC of an office copy of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act.

4.2 Effective Date

The Scheme will take effect on and from the Effective Date.

4.3 Provision of Eligible Amrad Shareholder information to Avexa

Immediately after the Close of Registers, Amrad will give Avexa the names and addresses shown in the Amrad Share Register of all Eligible Amrad Shareholders and the number of Eligible Amrad Shares held by them at such date and such other information as is set out in the Amrad Share Register that Avexa may require to comply with its obligations under the Implementation Deed and the Scheme.

4.4 Avexa Entitlement Number

(1) There shall be calculated in respect of each Eligible Amrad Shareholder, in accordance with this clauses 4.4(2) and 4.4(3), a number designated the Avexa Entitlement Number.

(2) If the number of the Eligible Amrad Shares held by the Eligible Amrad Shareholder is one only, that person's Avexa Entitlement Number is also one.

(3) If the Eligible Amrad Shareholder holds two or more Eligible Amrad Shares, the Eligible Amrad Shareholder's Avexa Entitlement Number is the number produced by the following formula:

$$A = B \times (1 / 2)$$

where:

A = the Eligible Amrad Shareholder's Avexa Entitlement Number; and

B = the Eligible Amrad Shareholder's Eligible Amrad Shares.

If a fraction of one-half or greater results, the Avexa Entitlement Number is rounded up to the next whole number above.

If a fraction of less than one-half results, the Avexa Entitlement Number is rounded down to the next whole number below.

4.5 Entitlements of Eligible Amrad Shareholders to Scheme Shares

(1) Until the Scheme Transfer Date, all Scheme Shares are beneficially owned by Amrad.

(2) On the Scheme Transfer Date, the Capital Reduction Amount of each Eligible Amrad Shareholder will be applied by Amrad as consideration for the transfer by Amrad to:

(a) each Eligible Amrad Shareholder (other than an Ineligible Overseas Shareholder); or

(b) in the case of an Ineligible Overseas Shareholder, the Nominee as agent for the Ineligible Overseas Shareholder,

(c) of that number of Scheme Shares which is equal to that Eligible Amrad Shareholder's Avexa Entitlement Number.

(3) The Scheme Shares of each Ineligible Overseas Shareholder transferred to the Nominee under clause 4.5(2) will be sold by the Nominee in accordance with and subject to clause 4.7

4.6 Amrad warranty

Amrad, in transferring the interests in Scheme Shares in conformity with clause 4.5(2), warrants to each transferee that every such interest in a Scheme Share will be held and enjoyed by that transferee free from any right, interest, encumbrance or claim on the part of Amrad or any person claiming through, under or in trust for Amrad.

4.7 Ineligible Overseas Shareholders

Where clause 4.5(2) applies in relation to an Ineligible Overseas Shareholder's entitlement to Scheme Shares, Amrad must procure that the Nominee:

(1) as soon as reasonably practicable (and in any event not more than 20 Business Days after the Listing Date), sells on ASX for the benefit of the Ineligible Overseas Shareholder the Scheme Shares transferred to the Nominee under clause 4.5(2);

(2) accounts to the Ineligible Overseas Shareholder for the net proceeds of sale (on an averaged basis so that all Ineligible Overseas Shareholders receive the same $A price per Scheme Share, subject to rounding to the nearest whole cent and any exchange rate fluctuations); and

(3) remits the net proceeds of sale in respect of the Ineligible Overseas Shareholder's entitlement under this clause 4.7, such proceeds to be despatched by cheque to the Ineligible Overseas Shareholder's Registered Address as at the close of Registers either in:

(a) Australian currency drawn on an Australian bank; or

(b) if Amrad so decides, the currency of the country of residence of the Ineligible Overseas Shareholder, being converted at the prevailing exchange rate between that currency and Australian currency at a date not more than 20 Business Days after the sale of the last Ineligible Overseas Shareholder's entitlements.

4.8 Registration of transfers and beneficial ownership of Scheme Shares

Amrad must procure that Eligible Amrad Shareholders (other than Ineligible Overseas Shareholders) are registered as the holders of the Scheme Shares to which they are entitled under the terms of the Scheme by 10.00 pm on the Scheme Transfer Date or as soon as possible thereafter.

4.9 Appointment of agent/attorney

(1) Each Eligible Amrad Shareholder, without the need for any further act, irrevocably appoints Amrad as its agent and attorney for the purpose of executing any document or doing any other act necessary to give effect to the Scheme, including:

(a) the execution of any form required to effect the transfer of Scheme Shares to the Eligible Amrad Shareholder, the Nominee or any other person in accordance with the terms of the Scheme; and

(b) the communication of the Eligible Amrad Shareholder's agreement under clause 4.10 and instructions under clause 4.11.

(2) Amrad, as agent and attorney of each Eligible Amrad Shareholder, may sub-delegate its functions under this clause 4.9 to any of its directors, secretary, or employees (jointly and severally).

4.10 Agreement to become a member of Avexa

(1) Each Eligible Amrad Shareholder agrees to:

(a) become a member of Avexa;

(b) have their name entered in any register of members of Avexa; and

(c) accept the Scheme Shares on the terms and conditions of the constitution of Avexa.

(2) Clause 4.10(1) does not apply to Ineligible Overseas Shareholders.

4.11 Instructions to Amrad

Except for an Eligible Amrad Shareholder's tax file number, binding instructions or notifications between an Eligible Amrad Shareholder and Amrad relating to Eligible Amrad Shares or an Eligible Amrad Shareholder's status as an Amrad Shareholder (including, without limitation, any instructions relating to payment of dividends or communications from Amrad) will, from the Close of Registers, be deemed, by reason of the Scheme, to be similarly binding instructions or notifications to, and accepted by, Avexa in respect of Scheme Shares transferred to Eligible Amrad Shareholders until those instructions or notifications are, in each case, revoked or amended in writing addressed to Avexa at its share registry.

4.12 Dispatch of holding statements

As soon as practicable after the Scheme Transfer Date, Amrad must procure that Avexa, in accordance with the Listing Rules, forwards to the Eligible Amrad Shareholders, other than Ineligible Overseas Shareholders, holding statements for Scheme Shares to which they are entitled, by prepaid post to the Eligible Amrad Shareholder at their Registered Address at the Close of Registers, unless that Eligible Amrad Shareholder has directed otherwise.

4.13 Dealings in Amrad shares

(1) For the purpose of establishing who are Eligible Amrad Shareholders and their respective entitlements, dealings in Amrad shares will be recognised by Amrad provided that:

(a) in the case of dealings, of the type to be effected using CHESS, the transferee is registered as the holder of the Amrad Shares on or before the Close of Registers; and

(b) in all other dealings, if registrable transfers or transmission applications in respect of those dealings are received at the Amrad Share Registry during business hours on or before the Close of Registers.

(2) Transfers and transmission applications in respect of Amrad Shares received after the Close of Registers will not be recognised by Amrad in establishing which persons are Eligible Amrad Shareholders for the purposes of the Scheme.

4.14 Eligible Amrad Shareholders' consent

Eligible Amrad Shareholders consent to Amrad doing all things necessary, incidental or expedient to the implementation and performance of the Scheme and acknowledge that the Scheme binds Amrad and all of the Amrad Shareholders from time to time (including those who do not attend the meeting of Amrad Shareholders to approve the Scheme, do not vote at that meeting or vote against either the Capital Reduction or Scheme, or both).

4.15 Amendments to the Scheme

Should the Court propose to approve the Scheme subject to any alterations or conditions, Amrad may, by its counsel, consent to those alterations or conditions on behalf of all persons concerned (including an Eligible Amrad Shareholder).

4.16 Scheme binding

To the extent of any inconsistency between the Scheme and Amrad's constitution, the Scheme overrides Amrad's constitution and binds Amrad and all Amrad Shareholders.

4.17 Further assurance

Amrad must execute all deeds and other documents and do all acts and things as may be necessary, incidental or expedient for the implementation and performance of the Scheme.

4.18 Costs

Amrad must pay any stamp duty and other costs which are payable on or in respect of the Scheme or on any document referred to in this document, including without limitation, all costs, brokerage and stamp duty payable in connection with the transfer by Amrad to Eligible Amrad Shareholders or the Nominee of the Scheme Shares in accordance with this clause 4.

4.19 Notices

Any notice or communication to Amrad in respect of this Scheme must be in legible writing and in English and:

(1) addressed to:

Attention: Company Secretary

Address: 576 Swan Street, Richmond, Victoria, Australia 3121

Fax No: +61 3 9208 4356

(2) signed by the person making the communication or a person duly authorised by that person; and

(3) delivered or posted by prepaid post to the address, or sent by fax to the fax number, of Amrad as stated in clause 4.19(1).

4.20 Lapse of Scheme

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 December 2004 or such later date as the Court with the consent of Amrad and Avexa may order.

4.21 Proper Law

The proper law of the Scheme is the law of the Commonwealth of Australia.

Section 9
Independent Expert's Report

PKF Corporate Advisory Services (Vic) Pty Ltd

ABN 97 007 267 558

PKF

Level 11, CGU Tower
485 La Trobe St
Melbourne VIC 3000
GPO Box 5099BB
Melbourne Vic 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

5 July 2004

The Directors
Amrad Corporation Limited
576 Swan Street
RICHMOND VIC 3121

Dear Sirs

INDEPENDENT EXPERT REPORT

Introduction

The directors of Amrad Corporation Limited ("Amrad") have requested PKF Corporate Advisory Services (Vic) Pty Ltd ("PKF Corporate") to prepare an independent expert report for the holders of shares in Amrad ("Amrad Shareholders") in connection with the proposed scheme of arrangement to Spin-out shares in Avexa Limited ("Avexa"). The key elements of the proposed scheme of arrangement ("the Spin-out Proposal") are as follows:

- Amrad will transfer the anti-infectives intellectual property and other assets required to operate the anti-infectives business to Avexa ("Avexa Business");
- Amrad will contribute $12 million in cash;
- Avexa will issue Amrad with 80,312,000 ordinary shares;
- Amrad will transfer 64,250,000 of the 80,312,000 Avexa shares to Amrad Shareholders ("Scheme Shares");
- Amrad will undertake a scheme of arrangement and capital reduction which will be satisfied by transferring all of the Scheme Shares to Amrad Shareholders on the basis of one Scheme Share for every two Amrad shares; and
- Avexa will be listed on the Australian Stock Exchange Limited ("ASX").

Purpose of Report

We understand that the Spin-out Proposal is subject to Sections 411, 256B and 256C of the Corporations Act 2001 and that, pursuant to Section 411, the independent expert report is required in order to meet the requirements of Regulation 8303 of Part 3 of Schedule 8 of the Corporations Regulations 2001 ("Regulation 8303").

Regulation 8303 requires an independent expert report to be prepared stating whether or not, in the opinion of the expert, a scheme of arrangement is in the best interest of shareholders and setting out the reasons for that opinion. Sections 256B and 256C, which govern reductions of share capital, do not require an independent expert report to be prepared, however, it is common market practice for an expert to provide an opinion as to whether the Spin-out proposal is likely to materially prejudice a company's creditors.

This report is to be included in the Information Memorandum to be sent to the Amrad Shareholders and has been prepared for the exclusive purpose of assisting Amrad Shareholders in their consideration of the Spin-out Proposal. This report may not be used for any other purpose.

Opinion

In our opinion the Spin-out Proposal is in the best interest of the Amrad Shareholders. In forming this opinion we had regard to:

- whether the likely advantages of the Spin-out Proposal will outweigh the likely disadvantages; and
- whether Amrad Shareholders will be better off with the Spin-out Proposal than with alternatives to the Spin-out Proposal.

The principal advantages and disadvantages of the Spin-out Proposal are:

Advantages

- The potential to create shareholder value - currently the directors of Amrad are of the view that its share price is impacted by the market's perception that the company is too complex, with a diverse portfolio of research and development ("R&D") projects. The Spin-out of Avexa has the potential to create shareholder value as a result of the following:
  - The company will be focused on R&D of anti-infectives and will have greater visibility to shareholders through its own company announcements and broker reports providing the market with specific information about its R&D programs, the achievement or otherwise of key milestones, the collaboration with partners and its overall strategy and performance. This would increase investor understanding of Avexa which has the potential to create and sustain investor interest.

    Similarly, Amrad will be able to demonstrate its focus on R&D in biologicals and its focus on world class targets in the area of cytokine biology. The split of the two different streams of R&D projects and the focus of each company on projects within those streams should help the market change its perception of Amrad as being "too complex".
  - Avexa will be focussing on anti-infectives which has a lower risk profile because of the shorter period required to recognise whether or not the project is likely to succeed. With anti-infectives, there are a number of tests that must be passed very early on in the R&D process. Once a project reaches animal proof-of-concept stage, it is far less likely to fail further down the track. This provides a great opportunity to capture significant value early in the development path.

    Biological drugs are more certain to modulate the activity of their targets, and, if that target is well characterised, are less likely to cause toxicity than a small molecule drug. However, in contrast to anti-viral drugs where an impact on the level of virus in an animal model is a good indication of efficacy, demonstration of activity for a biological quite often involves later stage clinical trials.

    It does not appear that the market attaches any value to the faster development path of the projects undertaken by Avexa. As a separate entity, this will be able to be more clearly articulated and demonstrated with the potential for significant increases in shareholder value at the stage of achieving animal proof-of-concept in any of the three projects currently in progress. For example, the Hepatitis B ("HBV") animal proof-of-concept study is expected to be completed by October 2004. The success of such a study may result in an increase in the share price of Avexa.
  - With Avexa spun out of Amrad, there will be two entities focused on anti-infectives and biologicals respectively. As separate entities they will be better placed to operate, invest and fund their capital requirements in the manner necessary to drive each of the projects harder.
  - With a pure anti-infectives R&D company, it should be easier for the company to enter into collaborations with appropriate partners and to undertake mergers and acquisitions that would complement the existing anti-infectives business.
  - There are currently no regulatory, development or technology synergies, nor significant management or financial synergies from operating the two entities as one. Currently Avexa has a team comprising the Chief Scientific Officer, Head of Virology, Director of Business Development, team of seven virologists, Head of Chemistry and five chemists under contract. As a separate entity Avexa will also have a Chief Executive Officer and three independent directors, who will be focused purely on the anti-infectives business together with an additional resource of seven medicinal chemists on contract, all of whom will have extensive experience in the anti-infectives industry.

- Ability to raise additional capital and enhance flexibility of capital management - The conversion of Avexa to a separate entity owned by shareholders will allow Avexa access to additional capital through equity markets. Currently Avexa has to compete with Amrad biological projects for funds. It is difficult for the Board to allocate capital in Amrad between competing divisions. As a separate entity Avexa will be able to directly access capital markets to fund future R&D that might not otherwise have been possible under the ownership of Amrad given the competing priorities for funding between the various research projects.
- The potential increase in value of Amrad shares - Amrad's earnings are currently reduced by the losses incurred by Avexa. The deconsolidation of these losses may result in the market placing greater value on Amrad after the Spin-out of Avexa. Amrad will also have the ability to expend the funds it would otherwise spend on anti-infectives on biological projects.
- Increased investor choice - currently Amrad is an entity that undertakes R&D in two areas, biological and anti-infectives. The two streams have different risk profiles and capital requirements, as discussed above. The Spin-out of the Avexa business will enable shareholders to make a choice as to whether to remain a shareholder in both entities, which is essentially the same position as they would have been prior to the Spin-out as a result of the pro rata distribution of shares, or alternatively they have the choice of disposing of or increasing either holding as they perceive a different risk return profile from the two entities.
- Possibility of a takeover - The Spin-out may increase the prospect of a takeover of both Amrad and Avexa because it will result in two separate companies focused on core activities which may be more attractive to potential bidders.

Disadvantages

- Reduction in shareholder value - The share price of Avexa may be discounted by the market because of the smaller market capitalisation of Avexa relative to Amrad. Amrad has been a listed entity for some time and whilst Avexa plans on listing as a result of the Spin-out Proposal, it is currently unlisted and does not have the benefit of existing broker analyst coverage.

  Furthermore, it is expected that the Spin-out Proposal will result in Avexa having sufficient funding to take the current three anti-infectives projects to animal proof-of-concept stage. In the event that additional funding is required to take the projects to this stage, the share price may be reduced by the market if it perceives Avexa to have budgeted incorrectly to meet its milestones. Furthermore, Avexa would be required to raise additional capital in the market place. The ability to raise capital will be dependent on the equity market and the sentiment of the biotechnology industry at the time. As a division of Amrad as opposed to a separate entity, the need for extra funds would be less visible and may have a lesser impact on the share price of Amrad.

  In the event that animal proof-of-concept studies for each of the three projects are unsatisfactory, it would be extremely difficult for Avexa to raise additional capital to continue operations and would potentially wipe out any shareholder value. The ability for Avexa to continue as an entity will require Avexa to achieve satisfactory progress in at least one of the R&D programs.

  The HBV animal proof-of-concept is expected to be completed by October 2004. Should this study prove to be unsuccessful, this could result in a decrease in the share price of Avexa. In fact, any adverse development is likely to have an impact on the value of an Avexa share and this impact is likely to be more significant in a smaller listed entity with limited funds than if it were within Amrad.
- Increased investor scrutiny - as a separate entity, the market will scrutinise the performance of Avexa in greater detail which could impact both positively and negatively on the share price depending on the company's ability to keep the market informed of its strategy, the progress to date of its R&D programs and the successful achievement of key milestones.
- Increased costs - The creation of a listed company with shares quoted on ASX, when Avexa ultimately seeks an ASX listing, will impose additional administrative and compliance costs on the company which would otherwise not be incurred if the Spin-out Proposal is not implemented. In this regard, management has advised that the ongoing annual compliance costs post listing are unlikely to be material. However, Amrad will incur the transaction costs associated with the Spin-out Proposal.
- Potential loss of synergies - There is unlikely to be any material loss of quantifiable synergies. The loss of synergies relate primarily to additional compliance costs and the cost of a separate Chief Executive Officer.

- Potentially adverse tax consequences - Section 6 of the Information Memorandum sets out the general taxation position of Amrad Shareholders in relation to the Spin-out Proposal. Potentially adverse tax implications may arise for some Amrad Shareholders should shares in Avexa be issued. Shareholders should seek their own professional advice in relation to the taxation impact of the Spin-out Proposal, as the impact will differ depending on the circumstances of each individual Amrad Shareholder. For Amrad there is a risk that the Spin-out will change the business of Amrad which may lead to the failure of certain tests that are required to be satisfied in order to utilise prior year tax losses which at 30 June 2003 were $124 million.

In addition to the above, certain overseas Amrad Shareholders who are ineligible to take up their shares in Avexa will have their share entitlements sold and the proceeds remitted to them. To the extent that the initial share proceeds do not reflect the intrinsic market value of the Avexa shares, these Amrad Shareholders may be worse off.

In addition to the above there are a number of risks pertaining to the anti-infectives business which would be risks whether Avexa remained as part of Amrad or was a separate entity and have therefore been disregarded in the assessment of the Spin-out Proposal. The following however are considered specific risks of the Spin-out Proposal:

- Any market re-rating of Amrad and Avexa may take time to occur, if at all, as the actual trading price of Amrad and Avexa shares is uncertain and will depend on a range of factors once they have listed, including the market conditions of global equity markets, economic conditions, interest rates, the performance of the biotech industry, and, the ability of Amrad and Avexa to generate interest from analysts and investors.
- It is likely that many Amrad Shareholders will adjust their portfolio holdings in both Amrad and Avexa following the implementation of the Spin-out Proposal. Accordingly, until the shareholder base of each company is rebalanced, a risk exists in the short term, that the combined share market values will be lower than the current market capitalisation of Amrad.

Alternatives if Spin-out Proposal Not Implemented

In the event that the Spin-out Proposal is not implemented, Amrad will continue to own Avexa and be listed on the ASX. As a consequence:

- Amrad Shareholders will not receive shares in Avexa, but will continue to own shares in a company with both a biological and an anti-infectives division.
- The advantages and disadvantages of the Spin-out Proposal, as above will not occur, other than with respect to the one-off costs incurred prior to the implementation of the Spin-out Proposal.
- The Amrad Board may revisit options previously considered to unlock value for Amrad Shareholders.

Having regard to the above, PKF Corporate is of the opinion that the advantages to Amrad Shareholders, if the Spin-out Proposal is approved, outweigh the likely disadvantages.

The Board of Directors of Amrad have considered other alternatives to the Spin-out Proposal including trade sales, private equity funding and possible merger and acquisition transactions. However the directors of Amrad believe that the Spin-out Proposal represents the best alternative currently available with respect to creating shareholder value over time. In our view Amrad's Board of Directors has given due consideration to the various alternatives potentially available. We concur with their view that the Spin-out Proposal is the best alternative to Amrad Shareholders.

Accordingly, in PKF Corporate's opinion, the Spin-out Proposal is in the best interests of Amrad Shareholders as a whole.

In our opinion the Spin-out Proposal would not materially prejudice Amrad's creditors. In forming this opinion we had regard to the fact that as at 31 December 2003, Amrad had no interest bearing debt and had cash or cash equivalents of $60.6 million compared to total liabilities of $4.4 million. The amount of cash will be reduced by operating losses to date, the share buy back which is in place allowing for the company to buy back up to 10 percent of the company's fully paid ordinary shares and the proposed investment by Amrad in Avexa. The buy back is to be completed by April 2005 and could potentially result in the cash being reduced by a total of approximately $10 million. With the Spin-out of Avexa, the company's cash consumption rate will be reduced and this will only enhance the position of the Amrad creditors.

Our analysis and assessment has been undertaken having regard to Amrad Shareholders as a whole, as required by the Corporations Act 2001. We have not considered the effect on individual Amrad Shareholders. An individual Amrad Shareholder's decision in relation to the Spin-out Proposal may be influenced by their particular circumstances. Accordingly Amrad Shareholders should seek independent advice.

This letter is a summary of PKF Corporate's opinion upon the Spin-out Proposal. This opinion should be read in conjunction with, and not independently of, PKF Corporate's detailed report, the attached appendices and the Information Memorandum of Amrad.

Yours faithfully
PKF CORPORATE ADVISORY SERVICES (VIC) PTY LTD

Piera Murone
Director

David Garvey
Director

CONTENTS

1 THE SPIN-OUT PROPOSAL

1.1 Reasons for Spin-out Proposal

The Board of Directors of Amrad has decided to put the Spin-out Proposal before Amrad Shareholders for their vote. In the Board's opinion, the Spin-out Proposal has been formulated to address the following management concerns:

- Amrad's investment in Avexa's anti-infective programs no longer fits with its strategic plan to focus on its core business of protein and antibody based therapies for inflammatory diseases and cancer;
- The Avexa business is currently under resourced, particularly with respect to medicinal chemistry, because of competition with other Amrad research programs for funds. The business requires critical mass in order to appropriately fund its virology projects which have very different requirements to Amrad's biological projects;
- The Board perceives that there is currently no value attributed to the Avexa business that is recognised in Amrad's share price. Continued funding and operation of Avexa within Amrad is not perceived by the market generally as enhancing value for Amrad Shareholders; and
- There is a market perception that Amrad has too many research programs in too many different areas which is having an adverse impact on Amrad's profile in the market place. The directors believe that the Spin-out will create two highly focused businesses that will be better able to fund and develop their products and so enhance shareholder value.

1.2 Details of Spin-out Proposal

In summary the Spin-out Proposal will be carried out as follows:

- Amrad will transfer the anti-infectives intellectual property and other assets required to operate the ani-infectives business to Avexa, referred to as the Avexa Assets;
- Amrad will contribute $12 million in cash;
- Amrad will have continuing contractual relations with Avexa after the Spin-out via a services agreement, property lease and equipment lease. Avexa will pay for these services on an arms' length basis;
- Avexa will issue Amrad with 80,312,000 ordinary shares of which 64,250,000 will be transferred to Amrad Shareholders ("Scheme Shares");
- Amrad will transfer all of the Scheme Shares to Amrad Shareholders via a capital reduction and scheme of arrangement. This will involve Amrad Shareholders agreeing to a capital reduction of an amount of approximately $0.15 per Amrad share ("Capital Reduction") which will be satisfied by Amrad transferring to Amrad Shareholders all of the Scheme Shares on a pro-rata basis of one Scheme Share for every two Amrad shares by way of court approved scheme of arrangement. The exercise price of Amrad options will be reduced based on the Volume Weighted Average Price of Amrad shares and Avexa shares sold on the ASX over the first five days of trading commencing on the first day on which both Amrad shares and Avexa shares trade on the ASX; and
- Avexa is listed on the ASX. The Scheme Shares will only be transferred pursuant to the scheme if Avexa satisfies all of the conditions imposed by the ASX required to achieve the listing of Avexa.

Amrad currently has approximately 0.5 percent of its shares held by overseas Amrad Shareholders. In some jurisdictions there are restrictions imposed on the issue or transfer of shares to persons within those jurisdictions. The scheme of arrangement is proceeding on the assumption that the majority of overseas Amrad Shareholders will be "ineligible overseas shareholders". It is proposed that the scheme of arrangement will deal with ineligible overseas Amrad Shareholders by transferring to ABN Amro Morgans Corporate Limited or such other person nominated by Amrad ("Nominee") the Scheme Shares to which ineligible overseas shareholders are entitled. The Nominee will sell those Scheme Shares and remit the proceeds to the ineligible overseas shareholders. There is no guarantee as to the price per Avexa Share that will be received by the ineligible overseas shareholders for the Scheme Shares.

Following the Spin-out Proposal and ASX listing, the capital structure of Avexa is expected to be approximately as follows:

Capital Structure

	Number of Shares	% Holding
Amrad Shareholders	64,250,000	80.01
Amrad	16,062,000	19.99
	80,312,000	100.00

1.3 Conditions of the Spin-out Proposal

The resolution to approve the Capital Reduction will need to be approved by a majority of Amrad Shareholders present and voting at the general meeting. The resolution to approve the scheme of arrangement will need to be approved by a majority in number of Amrad Shareholders present and voting at the scheme meeting, and 75 percent of the votes cast on the resolution. Amrad must then approach the Court to obtain the Court's approval of the scheme of arrangement. The scheme of arrangement and the Capital Reduction will be effective once the Court orders approving them are formally lodged with ASIC.

Full details of the Spin-out Proposal are set out in the Information Memorandum. This report should be read in conjunction with that document.

2 INDEPENDENT EXPERT REPORT

2.1 Purpose of the Report

PKF Corporate has been requested to prepare an independent expert report for the benefit of the Amrad Shareholders to assist Amrad Shareholders to make an informed decision on the Spin-out Proposal, by providing an objective and independent opinion as to:

- whether the Spin-out Proposal is in the best interest of Amrad Shareholders as a whole; and
- whether the Spin-out Proposal materially prejudices Amrad's ability to pay its creditors.

2.2 Regulatory requirements

Amrad proposes to Spin-out Avexa by undertaking a scheme of arrangement pursuant to Section 411 of the Corporations Act 2001. Pursuant to Section 411, the independent expert report is required in order to meet the requirements of Regulation 8303. Regulation 8303 requires an independent expert report to be prepared stating whether or not a scheme of arrangement is in the best interest of shareholders and setting out the reasons for that opinion.

Independent experts are required to have regard to policy statement and practice notes issued by the Australian Securities and Investments Commission ("ASIC"). ASIC Policy Statement 142 *Schemes of arrangement and ASIC review* requires that an *"expert must state whether or not, in their opinion, the proposed scheme is in the best interest of the shareholders of the company the subject of the scheme and set out their reasons for that opinion."* ASIC Policy Statement 142 refers to ASIC Policy Statement 75 *Independent expert report to shareholders* for the requirements of such a report.

The Spin-out Proposal also proposes a reduction in the share capital of Amrad. Section 256B and 256C of the Corporations Act 2001 govern reductions of share capital however there is no requirement for an independent expert's report to be prepared. Notwithstanding, it is common market practice to provide an opinion as to whether a Spin-out proposal is likely to materially prejudice a company's creditors.

2.3 Basis of evaluation

ASIC Policy Statement 75 indicates the principles and matters which ASIC expects a person preparing an expert report under Section 411(13) of the Corporations Act 2001 to consider in assessing whether the scheme of arrangement is "in the best interests of the shareholders".

As there is no legal definition of the phrase "in the best interests", in our opinion, the most appropriate method to evaluate whether the Spin-out Proposal is in the best interests of the Amrad Shareholders as a whole is to assess:

- whether the Spin-out Proposal is the most advantageous alternative available to Amrad Shareholders;
- whether the likely advantages of the Spin-out Proposal to Amrad Shareholders outweigh the likely disadvantages; and
- generally whether Amrad Shareholders as a whole will be better off if the Spin-out Proposal proceeds than if it does not.

In forming an opinion as to whether a Capital Reduction would materially prejudice Amrad's ability to pay its creditors we have had regard to the financial position of Amrad.

Our analysis and assessment of whether the Spin-out Proposal is in the best interests of Amrad Shareholders has been undertaken having regard to Amrad Shareholders as a whole, as required by the Corporations Act 2001. We have not considered the effect on individual Amrad Shareholders. An individual Amrad Shareholder's decision in relation to the Spin-out Proposal may be influenced by their particular circumstances. Accordingly Amrad Shareholders should seek independent advice.

3 PROFILE OF AMRAD & AVEXA

3.1 Overview of Amrad

Amrad is a drug discovery and development biotechnology company based in Melbourne, Australia. It was formed in 1986 by four renowned Melbourne medical research institutes and the Victorian State Government, which provided the necessary seed capital. In 1996 Amrad listed on the ASX raising $70 million in the IPO.

Amrad's core business is discovering and commercialising drugs based on molecules the body normally uses to regulate its various internal processes. These molecules, known as biologicals or cytokines, are involved in the regulation of a broad range of bodily functions and hence may have applications in a variety of diseases. Amrad's current biological R&D portfolio includes projects in the therapeutic areas of rheumatoid arthritis, cancer, cardiovascular diseases and asthma.

In addition to the biological R&D, Amrad has an anti-infectives R&D division which has programs to target serious and commercially attractive human infectious diseases, such as Human Immunodeficiency Virus ("HIV"), HBV and Vancomycin-resistant infections ("VRI").

Amrad uses its own resources and collaborates with international pharmaceutical and biotechnology companies to progress therapies from the discovery phase through to commercialisation. Amrad has a strong track record in commercialising Australian biotechnology discoveries and actively seeks in-licensing and collaboration opportunities in its core areas of expertise.

Currently, Amrad has two commercial partners collaborating within its R&D portfolio:

- licence agreement with Merck on the IL-13R project for new asthma therapies; and
- collaboration agreement with Cambridge Antibody Technology to develop therapeutic antibodies against the GM-CSF receptor for intervention in inflammatory diseases, such as rheumatoid arthritis and asthma.

Amrad's business strategy is to increase the value of the cytokine biology projects and in turn, shareholder value through:

- arrangements with the company's key commercial partners to advance products towards the market, thereby generating milestone payments and ultimately royalties on product sales;
- capitalising on the company's intellectual property position by leveraging its in-house drug discovery and development expertise to advance projects to completion of Phase II clinical trials, thereby creating the framework for negotiating significant commercial deals; and,
- closely managing operating costs and prioritising the funding of those projects in the portfolio with the greatest chance of reaching value-creating preclinical and clinical milestones.

3.2 Significant events

Significant events in the company's history over the last four years include:

- 1999/2000

  Sale of three non-core businesses, Amrad Biotech, Amrad Discovery Technologies and Amrad ICT. Amrad Biotech was sold to CHEMICON International Inc for $14 million. Amrad Discovery Technologies was sold to a group of Australian based investors led by Rothschild Bioscience Unit (Australia) for $7 million in cash and a convertible note of $4 million as well as 5 million shares and 1.2 million options in the new biotech company, ExGenix Ltd. Amrad ICT was sold to a US biotechnology company, Binax Inc, in exchange for shares and future royalties.

  Commencement of a 180 patient Phase II study in Australia on the Emfilermin development project to treat nerve damage.

  Pre clinical development of AM365, a potential new treatment for chronic hepatitis B infection, was completed on schedule and the Therapeutic Goods Administration gave clearance in March 2000 for clinical studies to begin. Phase I clinical studies were successfully completed.

  Licensing agreement for Emfilermin signed with Serono S.A. ("Serono"), one of the world's leading biotechnology companies, for the treatment of infertility.

  Validation of SOCS-2 (Suppressor of Cytokine Signalling) as a therapeutic target for growth hormone related disorders was demonstrated.

  Partnered AM36, a compound to treat stroke, with Devco Pharmaceuticals Limited.

  Milestone achieved for the projection of AM133 (partnered with Edwards Lifesciences Corporation) to enable the preclinical development program to progress.

- 2000/2001

  Sale of its 55 percent shareholding in Amrad Pharmaceuticals to Merck, Sharp & Dohme (Australia) Pty Limited for $20.75 million.

  US Food and Drug Administration clearance to expand the Phase II clinical trial of Emfilermin for nerve repair in cancer patients undergoing chemotherapy in the United States.

  Commenced Phase I studies for Emfilermin in assisted reproduction.

  Phase I trials on AM365, a compound to reduce hepatitis B Virus replication was completed.

  Announcement of an exclusive R&D collaboration and license agreement with one of the world's leading pharmaceutical companies, GlaxoSmithKline, to research two members of the SOCS family of molecules to discover novel therapies for the treatment of cancer and infectious diseases.

- 2001/2002

  Appointment of Dr Sandra Webb as Amrad's Managing Director.

  Changed composition of Board, with five non-executive directors and the managing director.

  Successful early completion of the Phase I/II clinical trial of AM336, a synthetic version of a peptide isolated from a Great Barrier Reef cone snail, for chronic severe pain.

  Completion of a proof of concept study showing Emfilermin may be useful in improving clinical pregnancy rate.

  Entered into a new partnership deal with Cambridge Antibody Technology to co-develop human antibody drugs neutralising GM-SCF receptor activity in inflammatory disease.

  Completion of clinical trials into chemotherapy induced nerve repair and Hepatitis B virus infection, resulting in decision to cease further development of compounds.

- 2002/2003

  Announced one of the largest biotechnology collaborations in Australian history with United States pharmaceutical company Merck & Co., Inc., in a deal potentially worth US$112 million plus royalties. The exclusive licensing and multi-year research collaboration agreement is to develop drugs with therapeutic potential in areas such as asthma, other types of respiratory disease and oncology. Amrad received US$5 million on signing the agreement with Merck.

  Announced positive results at the European Society for Human Reproduction and Embryology congress from a animal proof-of-concept clinical trial of Emfilermin. Entered a 150 patient Phase II international clinical trial of Emfilermin.

  Announced a licensing partnership with Medarex Inc for the R&D of fully human therapeutic antibodies against inerleukin-13 receptor alpha, a target in which Amrad has a proprietary interest.

  Agreed to end its four year VEGF-B collaboration with Edwards Lifesciences. Amrad will continue to push the VEGF-B program forward in a number of directions including for cardiovascular indications and will seek partnerships where appropriate.

  Sold its Burnley property for $47.5 million.

- 2003/2004

  Appointment of Dr Pete Smith as new Chief Executive Officer.

  Unveiling of clear R&D strategy to focus its products on its portfolio of world class targets in the area of cytokine biology.

  Regained control of positive gene therapy preclinical data when Gencell S.A.S. agreed to return the rights to Amrad's gene project.

  Received two US$3 million milestone payments payment from the Merck collaboration, one in November 2003 and the second in March 2004, bringing the total received to date to US$11 million.

  Emfilermin is in Phase II clinical trials.

  Announced a share buy-back of up to 10 percent of the company's fully paid ordinary shares to commence on 5 April 2004 and to continue over the next 12 months.

  Announced notice of termination of the licensing agreement with Serono following the unsuccessful results of the most recently completed clinical study of Emfilermin.

3.3 Current Amrad Research Projects

Amrad's R&D portfolio consists of biological and anti-infective R&D projects.

3.3.1 Biological Division

The advanced portion of Amrad's portfolio comprises the following compounds at various stages.

Interleukin-13 Receptor

Asthma is one of the most common diseases in the world, affecting all ages and socio-economic groups. Although prevalence varies greatly from country to country, worldwide, approximately 300 million people suffer from asthma. Despite the development of improved therapeutic agents, the death rate in some countries is still increasing.

Asthma is a condition characterized by reversible increases in airflow resistance and excessive responsiveness of the lung to irritants and stimulants. The exact cause of the disease is poorly understood, however, it is regarded as a disease of chronic inflammation which leads to wheezing, breathlessness, chest tightness and coughing. Asthma may broadly be characterised as falling within two categories, allergic (eg. pollen and dust mite induced) and nonallergic (eg. cold and exercise induced).

Asthma is predominantly managed with three classes of drugs: β agonists, which limit the narrowing of the airways; inhaled corticosteroids, a class of drugs with anti-inflammatory effects as well as significant and extensive side effects at high doses; and a newer group of compounds, the leukotriene inhibitors, which antagonize the inflammatory response at its final stages.

For many patients, adequate control of their asthma is achieved with β-agonists and inhaled corticosteroids. However, around 6 to 10 percent of asthma patients continue to suffer severe asthma which substantially impacts on their quality of life and is a significant cause of morbidity and mortality. Treatment options are limited for these patients and there exists a substantial need for improved therapeutic agents.

In recent years it has become increasingly apparent that a complex cascade of cytokines contributes to the initiation and maintenance of chronic inflammation. In particular, the cytokine IL-13 has been implicated as having a pivotal role in causing asthma inflammation. The development of drugs to reduce the effects of IL-13 in the lung is an exciting new approach which offers considerable promise as a novel treatment for asthma.

Xolair® is currently the only biological drug launched for the treatment of asthma. Approved by the US Food and Drug Administration in June 2003, Xolair® is only indicated for the treatment of allergic asthma. An IL-13Rα1 antibody would potentially treat both the allergic and non-allergic components of the disease and therefore would be expected to have a broader target patient population. Primarily due to its cost (US$10,000 - $12,000), the uptake of Xolair® is expected to be limited to patients with severe persistent asthma. Although severe persistent asthmatics represent only 6-10 percent of diagnosed asthma cases, Xolair® sales are estimated to reach US$3.3 billion by 2012.

The IL-13Rα1 project is partnered with Merck. Amrad is presently working with Merck to develop candidate therapeutic monoclonal antibodies. Merck is responsible for all clinical development and IL-13Rα1 has been validated as a therapeutic target in asthma.

GM - CSF Receptor

Rheumatoid arthritis ("RA") is a chronic inflammatory and destructive joint disease affecting approximately 1 percent of the population in the industrialized world. The disease is two to three times more common in women than in men and can start at any age, with a peak incidence between 40-60 years of age.

RA is characterized by over-growth and inflammation of the membranes within limb joints, and progressive destruction of the surrounding bone and joint surface cartilage. RA commonly leads to significant disability and a substantial reduction in both quality of life and life expectancy if left untreated.

The underlying cause of RA remains unknown. An immune response against a target antigen (as yet unknown) triggers a cascade of inflammatory changes within the joint. This inflammatory cascade involves a variety of inflammatory cells and is mediated by a variety of cytokines, such as interleukin-1 (IL-1), tumor necrosis factor ("TNF") and GM-CSF.

The majority of RA patients are treated with non-steroidal anti-inflammatory drugs to reduce the symptoms caused by the disease. A proportion of patients also receive disease modifying anti-rheumatoid drugs ("DMARDs") which aim to reduce the rate of joint destruction. In recent times, non-specific DMARDs, such as methotrexate which acts to suppress cell growth, have been the mainstay of RA treatment. However, the last couple of years have seen the commencement of a revolution in the management of RA, with the approval of biologicals targeting inflammatory cytokines.

Biologicals such as Enbrel®b, Remicade®c and Humira®d, all of which target the cytokine TNF, have raised the bar in terms of the therapeutic benefit expected by RA patients. While a ground breaking treatment for some, the therapeutic relief is inadequate for approximately 30-50 percent of patients who receive these drugs. For these patients there is a need for alternative therapeutics and targeting inflammatory cytokines other than TNF, such as GM-CSF, offers significant potential.

Biological drugs were used to treat 231,000 RA patients in the US during 2003, generating sales of approximately US$2.5 billion. ING has forecast that biologicals will enjoy a 19 percent market growth from 2003 to 2008, to reach an estimated US$5.7 billion in global annual sales. Although anti-TNF therapies, such as Enbrel® and Humira®, currently dominate the biologicals market for RA, approximately 32 percent of patients treated with these therapies fail to respond and a further 26 percent do not achieve greater than a 50 percent reduction in symptoms (ACR50). Therefore, a significant percentage of RA patients receive inadequate treatment, providing a clear market segment available to be captured by drugs which target alternative inflammatory pathways, such as the GM-CSF pathway.

The GM-CSF receptor antibody project is partnered with Cambridge Antibody Technology ("CAT") on a 50/50 cost share basis. Under the terms of the collaboration Amrad and CAT intend to co develop a GM-CSF

receptor antibody until the end of Phase II clinical trials. Amrad and CAT are currently finalizing the selection of a GMCSF receptor antibody candidate to advance into preclinical models as a preface to human clinical trials.

Cardiovascular Disease - AM132 and AM133

Despite a multitude of strategies aimed at reducing the risks, heart attacks remain common. In the US, heart attacks continue to be the leading cause of death with approximately 1.1 million occurring each year. Acute blockage of the blood vessels which supply oxygen to the heart muscle (the coronary arteries) is the major cause of heart attacks. This acute blockage is usually a consequence of a previous narrowing of the coronary arteries due to atherosclerosis.

Various strategies have been explored to overcome the narrowing of coronary arteries due to atherosclerosis. These include blood vessel grafts to bypass the narrowed arteries, and more recently, the insertion of stents (angioplasty) to hold narrowed arteries open so as to maintain good blood flow. These strategies, while effective, are limited by the morbidity of the procedures and the risk of the vessels narrowing again. Identifying an alternative or complementary strategy to bypass grafting or angioplasty is the subject of considerable interest worldwide.

One possible approach is to encourage the formation of new blood vessels, a process known as angiogenesis or arteriogenesis, to bypass the obstructions that cause cardiovascular disease. This process of new blood vessel formation is known to be regulated by a variety of cytokines. There is the potential to use either VEGF-B protein or the gene for VEGF-B to stimulate the formation of new blood vessels to improve the blood supply to the heart, peripheral organs or muscles.

The cardiovascular drug market is the largest pharmaceutical market segment in terms of annual global sales, with estimates around US$30 billion. Although no gene or protein therapies are currently available on the market to help patients with cardiovascular disease, the most advanced in the area are the gene therapy projects. Once on the market, gene and protein therapies which stimulate the development of new blood vessels to bypass blocked coronary arteries have the potential to provide patients with an alternative treatment, particularly in patients with diffuse disease or when the disease is detected early.

VEGF-B is the subject of a cross-licensing agreement with the Ludwig Institute for Cancer Research which independently made the same discovery. The VEGF-B protein (AM133) and the VEGF-B gene itself (AM132) are currently in the preclinical development stage. The primary objective of these research programs has been to show that VEGF-B can stimulate the formation of new blood vessels.

Suppressors of Cytokine Signalling

Cytokines regulate key physiological processes, including growth and responses to injury and infection. In contrast, if expressed inappropriately, cytokines can mediate severe and debilitating disease. The Suppressors of Cytokine Signalling ("SOCS") family members are expressed in response to many therapeutically important cytokines, including the interferons (treatment of chronic hepatitis and multiple sclerosis) and erythropoietin (treatment of anemia), and interact with receptors or other signalling intermediates to turnoff the signalling process.

Current cytokine-based products suffer from a number of drawbacks, including the unavailability of oral administration routes, painful injections, poor clinical responses in some cases (possibly related to resistance) and high costs. The SOCS technology platform potentially provides a means to develop small molecule drugs that mimic cytokine function and provide an alternative to these protein-based products.

Protein-based drugs, for which SOCS antagonists may prove a viable alternative, currently command aggregate sales in excess of US$15 billion per annum. Products based on the SOCS platform, particularly oral small molecule SOCS antagonists, would be expected to capture a share of these markets due to ease of administration and, possibly, enhanced therapeutic effect.

In order to exploit on the accrued scientific expertise and validation of key SOCS targets, Amrad envisages a collaborative relationship with a partner possessing complementary skills in high throughput screening and downstream lead optimization, with the aim of identifying small molecular regulators of the SOCS proteins. While Amrad has experience in lead optimization, the company would hope to focus primarily on target validation for additional SOCS family members and subsequent development of molecular and cell-based high throughput assays for use in drug discovery.

The aim of Amrad's SOCS research program is to understand the function and biological importance of the SOCS family of proteins. In particular, gene knockout studies have been performed in mice to validate the SOCS targets. Drug discovery activities to date have included high throughput screen design and subsequent screening of natural product and defined chemical libraries. A number of active compounds identified using these screens are currently being reviewed for possible progression. Cell-based screening strategies for SOCS protein antagonists have also been developed.

Severe Pain - AM336

AM336 is a pain reliever for chronic pain. Uncontrolled chronic pain is a frequent complication of a multitude of diseases, including cancer, nerve damage and traumatic accidents. Opiates such as morphine continue to be the mainstay of severe pain management despite problems of variable efficacy, significant side effects and the development of tolerance. AM336 is an intrathecally delivered compound that acts by a completely different mechanism to opiates and blocks pain signals in the spinal cord.

A Phase I/II safety study of AM336 in cancer patients suffering from chronic severe pain was successfully completed in February 2002. The study showed AM336 to be safe and have potential to reduce pain in patients with severe pain that was not effectively treated by existing analgesics. AM336 has been nominated for out-licensing and suitable licensing partners for AM336 are being actively pursued.

Stroke - AM36

AM36 is a treatment for stroke. Stroke is one of the leading causes of death and illness in industrialised countries. Although stroke can occur at any age, the probability doubles with each decade after 45 years of age.

Drugs which can protect the brain and reduce the amount of brain damage following a stroke could have a major impact on the long-term quality of life for stroke victims. AM36 is a novel low molecular weight compound with combined antioxidant and sodium channel blocking activity. In-vivo administration of AM36 at six hours post-stroke induction has been shown to provide effective neuroprotection in experimental models of stroke. AM36 has completed preclinical safety studies and evaluation is underway for a Phase I clinical trial.

3.3.2 Anti-Infectives Division

The division to be acquired by Avexa is the anti-infectives division which comprises three drug discovery programs involved in the identification of new therapies in the areas of antivirals.

HBV

Infection with HBV is a major cause of hepatitis, leading to liver disease and liver cancer. Over 350 million people are infected with HBV and it is the tenth leading cause of death worldwide.

Current treatment is limited by the development of resistance, and all antiviral drugs in advanced clinical development are from the same class of compounds, affecting the same target (polymerase). Optimum treatment of HBV infection is likely to be improved by use of a combination drug therapy approach using compounds of different classes that target different steps. This is likely to reduce or delay the development of drug resistant strains and improve efficacy. At present the only class of antiviral compounds on the market or in development is nucleoside analogues.

Together with the Victorian College of Pharmacy, Monash University, Amrad has identified several lead compounds with antiviral activity in vitro and in an experimental animal model of HBV replication. The compounds have a unique mode of action different to others in development. It is hoped that optimisation of these leads will provide a potent, non-toxic non-nucleoside inhibitor of HBV, which could be combined with nucleoside analogues presently available or in development. Such a drug and combination would have major therapeutic benefits.

Lead compounds from each class are currently progressing through extensive testing to determine their suitability as lead compounds for drug development. Further related compounds are also being progressed.

HIV

Despite the availability of several classes of anti-HIV drugs such as those targeting the viral reverse transcriptase ("RT") and protease, problems relating to resistance, toxicity and poor pharmacokinetics create a continued medical need and market potential for new drugs against novel targets. HIV integrase represents a good target, as it is essential, for virus reproduction, is unique and is conserved.

Current therapies for HIV combine drugs that act against two of the three viral enzymes (RT and protease) but are limited by toxicity and resistance. The third enzyme, integrase, is an attractive target as it is different from any cellular enzyme. Consequently, drugs acting on this enzyme should have lower levels of toxicity. Furthermore, because integrase is a different enzyme target to those of the existing HIV drugs, cross-resistance with these existing drugs should not be produced.

Amrad scientists have identified novel inhibitors of the HIV integrase, an enzyme that has not previously been effectively targeted by antiviral drugs. In collaboration with the Medicinal Chemistry Department of the Victorian College of Pharmacy, Amrad is using chemistry, biochemistry and sophisticated molecular modelling techniques to optimise these compounds and identify the most promising leads for further analysis in Amrad's virology laboratories.

Vancomycin-Resistant Infections

The occurrence of hospital-acquired (nosocomial) infections is very common with one in four patients admitted to hospital in the United States developing some level of infection. Of these approximately 5 percent die from bacterial infection and associated complications. An estimated 90,000 people in the United States died from nosocomial infections in 1999, almost 50 percent more than diabetes. Staphylococcus aureus infects about 400,000 United States hospital patients a year, and about one-quarter of them die.

If the prevalence of vancomycin resistance continues to increase as it has since its first occurrence in the eighties, these figures will continue to grow. Moreover, there is currently no satisfactory treatment for vancomycin-resistant infections, creating a significant unmet medical need that is likely to continue to expand in the future. It is estimated that the number of United States patients who die from hospital infections will soon exceed 100,000 a year.

The development of bacterial resistance to antibiotics has resulted in continued market opportunities for new compounds which act against resistant strains of bacteria. Cases of resistance to vancomycin, the present drug of last resort, are becoming more frequent. Avexa has identified a novel series of synthetic compounds which in laboratory testing show similar activity to vancomycin against Staphylococcus aureus and certain other vancomycin-resistant strains of bacteria. Avexa's research partners on its VRI program are Wollongong University, Victorian College of Pharmacy and Centre for Drug Candidate Optimisation (Monash University).

3.4 Spin Out of Avexa

3.4.1 Overview

Avexa was established in April 2004 in anticipation of it being spun out of Amrad as a separate listed entity. The company will be a dedicated R&D anti-infectives company that will focus on the discovery and development of novel pharmaceutical compounds. It will target the chronic diseases commencing with the HBV, HIV and VRI programmes discussed above. Each of these programmes are at the following stages of development:

Anti-infectives

Disease Indication	Lead Identification	Lead Optimisation	Animal Model POC	Preclinical Toxicology	Phase I/II	Phase IIb	Phase III
Hepatitis B	Non nucleoside						
HIV	HIV integrase						
VRE	Cell wall inhibitor						

It is proposed that the funds received via the Amrad Investment will be sufficient for Avexa to pursue its plans to develop its key compounds to animal proof-of-concept stage. Access to the funds will expedite the development in the following areas:

- HIV - accelerate the rate at which medicinal chemistry and lead optimisation on the HIV program can be conducted. Currently there is no drug marketed that is active against HIV integrase and there is only one HIV integrase inhibitor known to be in clinical trials. This provides a window of opportunity for Avexa to develop one of the first HIV integrase inhibitors to reach the market.
- HBV - Avexa's HBV program focuses on developing a class of non-nucleoside compounds which target a different step in the replication of HBV from other drugs currently on the market or compounds known to be in development. This could result in the development of a new class of drugs for use either alone or in combination with other existing treatments. A well characterised non-nucleoside HBV drug would be expected to attract significant interest from large pharmaceutical companies wishing to enter the HBV arena, or looking to expand their existing HBV portfolio with a combination treatment.
- VRI - Avexa is synthesising compounds that target the altered part of the vancomycin-resistant strain of bacteria which gives rise to resistance. These compounds show anti-bacterial activity that is equal, or close, to that of vancomycin in *S. aureus* and slightly less active in *Enterococcus faecium*. These activities are sufficiently potent to warrant further optimisation. Importantly, these compounds show either equal or better activity than vancomycin against vancomycin semi-resistant strains of both S. aureus and Enterococcus faecium.

Additional funds will then be required to progress its compounds to clinical trials and ultimately, with international industry commercialisation partners, to develop pharmaceuticals for sale on world markets.

3.4.2 Opportunities

The report prepared by L.E.K. Consulting ("LEK") in Section 10 of the Information Memorandum states that the markets targeted by Avexa have attractive characteristics including:

- High levels of unmet needs and recognition that novel, more efficacious drugs are required;
- Relatively fast development timelines and therefore a quicker route to market than drugs in other therapeutic areas; and
- Some anti-viral companies have historically been able to achieve attractive outlicensing deal terms and valuations upon acquisition, even at relatively early stages.

The report also recognises the differing opportunities associated with the three programs that Avexa is pursuing and the markets for these programs. These are:

- *"HIV program - HIV treatment is a large market with several blockbuster products achieving over US$500 million in annual revenues. Given Avexa's novel approach and likely early-in-class status, the potential revenue opportunity for a product resulting from Avexa's HIV program could be significant, but will depend on the level of superior efficacy, resistance profile and improved convenience that Avexa's product can demonstrate.*
- *HBV program - The HBV market is currently relatively small compared to the HIV market (estimated at US$400 million worldwide). Although the value of the market is forecast to grow over the next decade due to greater use of more efficacious drugs and a continued (albeit slowing) growth in prevalence, it is unlikely that Avexa's HBV drug will reach the same revenue potential as its HIV drug. The potential of a product from Avexa's HBV program to match or exceed revenue levels of current incumbents will depend on its ability to demonstrate favourable product characteristics such as better efficacy and improved convenience.*
- *VRI program - The potential market and revenue opportunity for the VRI program varies widely based on the indication and the potency of the drug that is ultimately achieved. At the lower end, a product resulting from Avexa's VRI program could be a drug of last resort exclusively used for VRI infections. At the higher end, it could be a drug of choice against normal bacteria and VRI and used to treat Staph. Aureus."*

The LEK report also identifies some specific and general risks. We note that these risks would be present whether the Spin-out Proposal occurs or not. These have been summarised as follows:

- HIV Program
  - All genes involved in HIV replications are susceptible to some factors of resistance. Therefore, there is potential that Integrase inhibitor resistance viral mutants will develop. However, immediate resistance is considered to be less likely given the program is targeting a new drug class.
  - There is a constant need to minimise drug side effects and optimise dosing regimes to improve patient compliance and reduce risk of regime failure. There is no evidence that Avexa's program will result in an improved side effects or convenience profile.
  - Avexa's product will need to demonstrate superior properties and will need to be effectively marketed to drive initial uptake, particularly in the face of cheaply-priced generics.
  - HIV Integrase inhibitors, along with all existing and most pipeline therapies, face a constant threat from the potential success of other innovative approaches to HIV therapeutics which may drive a step change in treatment strategy.
- HBV Program
  - Avexa's HBV program is early stage and individual leads have a high probability of failure as with any early-stage drug.
  - Exhaustive evaluation of all potential competing products has not been undertaken. Given the early stage of Avexa's program, there could potentially be companies that are researching similar or better targets or that have developed similar assay capabilities that are not readily identifiable given the early stage of the research.
  - Late-stage clinical endpoints are not well-defined for HBV. It is difficult to find ideal clinical endpoints that can be used universally across patient sub-populations.
  - Emergence of new therapeutic and preventative approaches, such as DNA vaccines, may result in faster than expected declines in incidence and prevalence, and therefore Avexa's addressable patient population. The timing and magnitude of this risk is uncertain but is generally expected to be 10 – 20 years away.
  - Although the mode of action is well-understood, the molecular mechanism of action is not understood and the target has not been identified. Although this is not uncommon in drug development and is not a hindrance to the development process, this could represent an issue should Avexa seek collaboration for the drug in the future.
- VRI Program
  - The program is in its very early stages and as such the risk associated with developing a candidate through to market will be very high. Given that the drug will be administered for acute infections over short periods, long term toxicity is unlikely to be an important issue.
  - Avexa will be exposed to a degree of risk as a consequence of the prescriptive nature of hospital infection control procedures and the tight regulatory environment for hospital administered antibiotics. If the compound does not receive preferred status from hospital pharmacy committees Avexa's compound could potentially be marginalised.
- General Risks
  - Avexa is an early stage drug discovery and development company and therefore faces the risk of product failure. Generally accepted probabilities of success from Investigational New Drug status ("IND") to market for anti-infectives is approximately 28 percent, which is higher than the average of 20 percent across the industry. Although L.E.K. believes that the Avexa team has expertise in antivirals and has the ability to generate additional leads if the current leads fail, failure could significantly increase the time and cost to market. In addition, Avexa's HIV and HBV programs are focused on novel targets with no products currently on the market to validate the approach.
  - As with many biotechnology companies, Avexa is dependent on key personnel with specific expertise in the area of anti-virals and antibiotics for the development of its programs. Loss of key personnel could contribute to program delays or failures, or increase the cost of development.
  - Realisation of the potential opportunities assumes access to global markets, which will depend on Avexa entering into licensing agreements with experienced partners. There is no guarantee that such partners will be found at the most opportune time or that the optimal value of such deals will be achieved.

- Avexa faces the risk that its leads are not patentable, or that any patents obtained may not be enforceable.
- There is a risk that Avexa will face Freedom-to-Operate constraints due to patent positions of other companies and will be unable to complete the required R&D steps to bring the drugs to market.

3.4.3 Management

Management currently consists of a team of three, the Chief Scientific Officer, Head of Virology and Director of Business Development. The management team is supported by a team of seven virologists and a Head of Chemistry together with five chemists who are contracted as part of the collaboration agreements.

It is proposed that the management team will be strengthened with the appointment of a Chief Executive Officer and Board of Directors comprising three independent directors, one being the Chairman. The staff will be increased to include seven medicinal chemists on contract and a project manager/personal assistant.

3.4.4 Financial Performance

No financial information has been provided with respect to the operations as this was not previously separately recorded.

3.4.5 Pro-forma Statement of Financial Position

The pro-forma statement of financial position as at 1 July 2004 prepared by management and reviewed by KPMG Transaction Services is presented below:

Pro-forma Financial Position

	$'000
Cash *	12,066
Current assets	**12,066**
Intellectual Property at cost	12,000
Less accumulated amortisation	-
Non-current assets	**12,000**
Provisions for employee entitlements (current and non-current)	(66)
Total liabilities	**(66)**
Net assets	**24,000**
Represented by:	
Equity **	24,000
Accumulated losses	-
Shareholders funds	**24,000**

* *Initial cash comprises $12 million from Amrad Investment and $66,000 paid by Amrad for the acquisition by Avexa of employment liabilities.*

** *Comprising $12 million initial equity to acquire the Intellectual Property plus $12 million from Amrad.*

4 ASSESSMENT OF PROPOSED SCHEME FOR AMRAD SHAREHOLDERS

4.1 Overview

In assessing whether the Spin-out Proposal is in the best interests of Amrad Shareholders, we have considered:

- the various alternatives to the Spin-out Proposal; and
- the key advantages and disadvantages to Amrad Shareholders of the Spin-out Proposal.

A key element of the Spin-out Proposal is the demerger or Spin-out of Avexa from Amrad. A demerger involves a pro-rata distribution of shares of a wholly owned subsidiary to the shareholders of the parent company. A pure demerger entails 100 percent of the shares in the subsidiary company being distributed to shareholders of the parent company. The distribution follows a reduction in capital by the parent entity. No cash payment is required from the shareholders who exchange an indirect equity interest for direct ownership in the subsidiary.

Spin-outs typically occur when the parent company identifies that a business no longer constitutes an appropriate fit. This may occur where:

- the parent and subsidiary operate in different industries;
- the subsidiary is undervalued by the market by being wholly owned;
- management is unable to dedicate sufficient time to the determination and delivery of strategy for the subsidiary;
- the strategic interests of the parent and the subsidiary conflict;
- capital requirements of the two are conflicting;
- there are insufficient synergies between the parent and subsidiary to justify continued common ownership; and
- risk profiles differ.

The key outcome of a successful Spin-out is the creation of value for shareholders by unlocking the value of a subsidiary and potentially the parent company. A successful Spin-out entails the establishment of two viable entities that can succeed on their own. An increase in shareholder value may flow from organisational changes such as improved focus, more investment and effective communication with the market.

At the same time, there may be factors which adversely impact on the success of a Spin-out. These may include:

- greater vulnerability to adverse market conditions;
- inadequate funding; and
- failure to attract new investors to replace shareholders who have no interest in maintaining an investment in the demerged entity.

We have had regard to the above in our assessment of the advantages and disadvantages of the Spin-out Proposal.

4.2 Alternatives to the Spin-out Proposal

The alternatives considered by Amrad's Board of Directors to the Spin-out Proposal were:

- Trade sale of the Avexa business;
- Other trade sales;
- Spinning out Avexa as a privately held entity with equity contributions from venture capitalists; and
- Being acquisitive and delaying spin-out of Avexa. Preliminary investigations were undertaken in respect of a number of potential acquisitions.

The relative advantages and disadvantages of the alternatives were considered to include:

Advantages/Disadvantages of Alternatives

	Advantages	Disadvantages
Trade Sale	Off market deals which can be done quickly. Potential for immediate cash return	Consideration likely to be equity based and therefore no cash returned to Amrad with Amrad taking on risk through fluctuations in third party share price. Due to the early stages of development of Avexa, a sale may not necessarily reflect the underlying intrinsic value of Avexa. Future value could be diluted through potential failures of other third party activities. Shareholders will lose the option of maintaining their holding in Avexa as a listed entity or alternatively selling their shares on the stock market. Not many Australian companies that complement Avexa. Possible acquirers in North America, however, too early in the stage of development.
Private equity	Avexa incubates out of market view. Amrad captures large part of potential upside. Insulates Amrad from risk should HBV studies fail so close to the Spin-out.	Likelihood of a tranche structure to offset risk. May require dilutive future rounds with reduced potential upside for current shareholders. Lengthy transaction. Will only be quasi independent of Amrad.
Acquisitions	Potential to acquire companies with existing relationships, additional chemistry resources and complementary research programs. Access to patented technology.	Due to the early stages of development of Avexa, consideration offered to the acquired entity may not necessarily reflect the underlying intrinsic value of Avexa. Would add to the large number of research projects already perceived as a negative in the market place. Avexa would still likely to require a financing solution.

From the perspective of Amrad's Board of Directors, the alternatives to the Spin-out Proposal listed above do not have the advantages provided by the Spin-out Proposal as discussed below. The Board considers the Spin-out Proposal option to be optimal based on the perceived benefits to Amrad Shareholders.

In relation to the alternatives considered above we note that many Australian companies and many biotech companies (European) have undertaken Spin-outs either through listings or private equity. These include:

Spin-outs

Spin-out	Private Equity / Listed Entity	Company Spun-out Of
HHG	Listed entity	AMP Limited in December 2003.
Rinker Group	Listed entity	CSR Limited in March 2003.
SciGen	Listed entity	Sonic Healthcare Limited in late 2002.
Bluescope Steel	Listed entity	BHP Billiton in July 2002
SP Telecommunication	Listed entity	Washington H. Soul Pattinson in 2001.
OneSteel	Listed entity	BHP Billiton in October 2000
Origin Energy	Listed entity	Boral Ltd in February 2000
Clover Corporation	Listed entity	Washington H. Soul Pattinson in 1999.
Cochlear Ltd	Listed entity	Pacific Dunlop Limited in 1995.
Biovertis AG	Private equity	Intercell AG in September 2003.
Epiontis	Private equity	Epigenomics in July 2003.
Larnax	Private equity	MediGene In April 2003
HeadExplorer	Private equity	NeuroSearch in August 2002.
Poseidon	Private equity	Neurosearch in November 2001.
Inoxell	Private equity	CellScreen in May 2001.
Sophion	Private equity	Neurosearch in July 2000.
Cureon	Private equity	Exiqon in December 1999.
NsGene	Private equity	NeuroSearch in June 1999.

Source: BioCentury October 20, 2003, BRW dated May 13-19 2004.

There have been a significant number of Spin-outs in the United States which has facilitated research into their effectiveness. Measures that have been used in the United States have included:

- Event studies – these involved an assessment of the impact on the share price of the parent entity following the announcement of the Spin-out. The research on large restructurings indicates that a parent company share prices rises approximately 2 to 3 percent on the announcement of a Spin-out. The market capitalisation and the notional market capitalisation of the parent and subsidiary pre and post Spin-out shows that of a sample of over 155 parent companies and 162 demerged entities, there was an increase in the mean market capitalisation of 7 percent when comparing the market capitalisation one month prior to the announcement of the Spin-out with the combined market capitalisation one month after the Spin-out.
- Investment performance over a two to three year period following a Spin-out - research indicates that Spin-outs may produce superior long term performance for both demerged entities and their parents than their control groups of comparable firms.

The above indicates Spin-out proposals can over time create shareholder value. However, the number of Spin-outs in Australia compared with the United States is limited. Accordingly, an analysis of the impact of Spin-outs in Australia will not support any definitive conclusions about the effectiveness of Spin-outs in general and whether the Avexa spin-out will be successful. Of the above Spin-out transactions, we consider the Spin-out of SciGen to be the most comparable to the Spin-out Proposal. However, given the size of Sonic and the different profile of Sonic as compared to Amrad and the short period of time that SciGen has been listed, we are of the opinion that an analysis of the transaction would not be meaningful.

Notwithstanding the above, in our view Amrad's Board of Directors has given due consideration to the various alternatives potentially available. We concur with their view that the Spin-out Proposal is the best alternative to Amrad Shareholders.

4.3 Advantages of the Spin-out Proposal

Set out below are the principal advantages accruing to Amrad Shareholders as a result of undertaking the Spin-out Proposal. In our view, the key advantages of the Spin-out Proposal include:

- The potential to create shareholder value - currently the directors of Amrad are of the view that its share price is impacted by the market's perception that the company is too complex, with a diverse portfolio of research and development ("R&D") projects. The Spin-out of Avexa has the potential to create shareholder value as a result of the following:
  - The company will be focused on R&D of anti-infectives and will have greater visibility to shareholders through its own company announcements and broker reports providing the market with specific information about its R&D programs, the achievement or otherwise of key milestones, the collaboration with partners and its overall strategy and performance. This would increase investor understanding of Avexa which has the potential to create and sustain investor interest.

    Similarly, Amrad will be able to demonstrate its focus on R&D in biologicals and its focus on world class targets in the area of cytokine biology. The split of the two different streams of R&D projects and the focus of each company on projects within those streams should help the market change its perception of Amrad as being "too complex".
  - Avexa will be focussing on anti-infectives which has a lower risk profile because of the shorter period required to recognise whether or not the project is likely to succeed. With anti-infectives, there are a number of tests that must be passed very early on in the R&D process. Once a project reaches animal proof-of-concept stage, it is far less likely to fail further down the track. This provides a great opportunity to capture significant value early in the development path.

    Biological drugs are more certain to modulate the activity of their targets, and, if that target is well characterised, are less likely to cause toxicity than a small molecule drug. However, in contrast to anti-viral drugs where an impact on the level of virus in an animal model is a good indication of efficacy, demonstration of activity for a biological quite often involves later stage clinical trials.

    It does not appear that the market attaches any value to the faster development path of the projects undertaken by Avexa. As a separate entity, this will be able to be more clearly articulated and demonstrated with the potential for significant increases in shareholder value at the stage of achieving animal proof-of-concept in any of the three projects currently in progress. For example, the Hepatitis B ("HBV") animal proof-of-concept study is expected to be completed by October 2004. The success of such a study may result in an increase in the share price of Avexa.
  - With Avexa spun out of Amrad, there will be two entities focused on anti-infectives and biologicals respectively. As separate entities they will be better placed to operate, invest and fund their capital requirements in the manner necessary to drive each of the projects harder.
  - With a pure anti-infectives R&D company, it should be easier for the company to enter into collaborations with appropriate partners and to undertake mergers and acquisitions that would complement the existing anti-infectives business.
  - There are currently no regulatory, development or technology synergies, nor significant management or financial synergies from operating the two entities as one. Currently Avexa has a team comprising the Chief Scientific Officer, Head of Virology, Director of Business Development, team of seven virologists, Head of Chemistry and five chemists under contract. As a separate entity Avexa will also have a Chief Executive Officer and three independent directors, who will be focused purely on the anti-infectives business together with an additional resource of seven medicinal chemists on contract, all of whom will have extensive experience in the anti-infectives industry.

- Ability to raise additional capital and enhance flexibility of capital management - The conversion of Avexa to a separate entity owned by shareholders will allow Avexa access to additional capital through equity markets. Currently Avexa has to compete with Amrad biological projects for funds. It is difficult for the Board to allocate capital in Amrad between competing divisions. As a separate entity Avexa will be able to directly access capital markets to fund future R&D that might not otherwise have been possible under the ownership of Amrad given the competing priorities for funding between the various research projects.
- The potential increase in value of Amrad shares - Amrad's earnings are currently reduced by the losses incurred by Avexa. The deconsolidation of these losses may result in the market placing greater value on Amrad after the Spin-out of Avexa. Amrad will also have the ability to expend the funds it would otherwise spend on anti-infectives on biological projects.
- Increased investor choice - currently Amrad is an entity that undertakes R&D in two areas, biological and anti-infectives. The two streams have different risk profiles and capital requirements, as discussed above. The Spin-out of the Avexa business will enable shareholders to make a choice as to whether to remain a shareholder in both entities, which is essentially the same position as they would have been prior to the Spin-out as a result of the pro rata distribution of shares, or alternatively they have the choice of disposing of or increasing either holding as they perceive a different risk return profile from the two entities.
- Possibility of a takeover - The Spin-out may increase the prospect of a takeover of both Amrad and Avexa because it will result in two separate companies focused on core activities which may be more attractive to potential bidders.

4.4 Disadvantages of the Spin-out Proposal

Set out below are the principal disadvantages accruing to Amrad Shareholders as a result of undertaking the Spin-out Proposal. In our view, the key disadvantages of the Spin-out Proposal include:

- Reduction in shareholder value - The share price of Avexa may be discounted by the market because of the smaller market capitalisation of Avexa relative to Amrad. Amrad has been a listed entity for some time and whilst Avexa plans on listing as a result of the Spin-out Proposal, it is currently unlisted and does not have the benefit of existing broker analyst coverage.

  Furthermore, it is expected that the Spin-out Proposal will result in Avexa having sufficient funding to take the current three anti-infectives projects to animal proof-of-concept stage. In the event that additional funding is required to take the projects to this stage, the share price may be reduced by the market if it perceives Avexa to have budgeted incorrectly to meet its milestones. Furthermore, Avexa would be required to raise additional capital in the market place. The ability to raise capital will be dependent on the equity market and the sentiment of the biotechnology industry at the time. As a division of Amrad as opposed to a separate entity, the need for extra funds would be less visible and may have a lesser impact on the share price of Amrad.

  In the event that animal proof-of-concept studies for each of the three projects are unsatisfactory, it would be extremely difficult for Avexa to raise additional capital to continue operations and would potentially wipe out any shareholder value. The ability for Avexa to continue as an entity will require Avexa to achieve satisfactory progress in at least one of the R&D programs.

  The HBV animal proof-of-concept is expected to be completed by October 2004. Should this study prove to be unsuccessful, this could result in a decrease in the share price of Avexa. In fact, any adverse development is likely to have an impact on the value of an Avexa share and this impact is likely to be more significant in a smaller listed entity with limited funds than if it were within Amrad.
- Increased investor scrutiny - as a separate entity, the market will scrutinise the performance of Avexa in greater detail which could impact both positively and negatively on the share price depending on the company's ability to keep the market informed of its strategy, the progress to date of its R&D programs and the successful achievement of key milestones.
- Increased costs - The creation of a listed company with shares quoted on ASX, when Avexa ultimately seeks an ASX listing, will impose additional administrative and compliance costs on the company which would otherwise not be incurred if the Spin-out Proposal is not implemented. In this regard, management has advised that the ongoing annual compliance costs post listing are unlikely to be material. However, Amrad will incur the transaction costs associated with the Spin-out Proposal.
- Potential loss of synergies - There is unlikely to be any material loss of quantifiable synergies. The loss of synergies relate primarily to additional compliance costs and the cost of a separate Chief Executive Officer.

- Potentially adverse tax consequences - Section 6 of the Information Memorandum sets out the general taxation position of Amrad Shareholders in relation to the Spin-out Proposal. Potentially adverse tax implications may arise for some Amrad Shareholders should shares in Avexa be issued. Shareholders should seek their own professional advice in relation to the taxation impact of the Spin-out Proposal, as the impact will differ depending on the circumstances of each individual Amrad Shareholder. For Amrad there is a risk that the spin-out will change the business of Amrad which may lead to the failure of certain tests that are required to be satisfied in order to utilise prior year tax losses which at 30 June 2003 were $124 million.

In addition to the above, certain overseas Amrad Shareholders who are ineligible to take up their shares in Avexa will have their share entitlements sold and the proceeds remitted to them. To the extent that the initial share proceeds do not reflect the intrinsic market value of the Avexa shares, these Amrad Shareholders may be worse off.

In addition to the above there are a number of risks pertaining to the anti-infectives business which would be risks whether Avexa remained as part of Amrad or was a separate entity and have therefore been disregarded in the assessment of the Spin-out Proposal. The following however are considered specific risks of the Spin-out Proposal:

- any market re-rating of Amrad and Avexa may take time to occur, if at all, as the actual trading price of Amrad and Avexa shares is uncertain and will depend on a range of factors once they have listed, including the market conditions of global equity markets, economic conditions, interest rates, the performance of the biotech industry, and, the ability of Amrad and Avexa to generate interest from analysts and investors.
- It is likely that many Amrad Shareholders will adjust their portfolio holdings in both Amrad and Avexa following the implementation of the Spin-out Proposal. Accordingly, until the shareholder base of each company is rebalanced, a risk exists in the short term, that the combined share market values will be lower than the current market capitalisation of Amrad.

4.5 Alternatives if Spin-out Proposal not implemented

In the event that the Spin-out Proposal is not implemented, Amrad will continue to own Avexa and be listed on the ASX. As a consequence:

- Amrad Shareholders will not receive shares in Avexa, but will continue to own shares in a company with both a biological and an anti-infectives division;
- The advantages and disadvantages of the Spin-out Proposal, as summarised above will not occur, other than with respect to the one-off costs incurred prior to the implementation of the Spin-out Proposal; and
- The Amrad Board may revisit options previously considered to unlock value for Amrad Shareholders.

4.6 Conclusion

In forming our opinion as to whether the Spin-out Proposal is in the best interests of Amrad Shareholders as a whole we considered that:

- the alternatives to the Spin-out Proposal listed above do not have all of the advantages provided by the Spin-out Proposal; and
- The advantages to Amrad Shareholders, if the Spin-out Proposal is approved, outweigh the likely disadvantages.

Accordingly, in PKF Corporate's opinion, the Spin-out Proposal is in the best interests of Amrad Shareholders as a whole.

5 IMPACT OF PROPOSED SCHEME ON CREDITORS

5.1 Overview

In assessing whether the Spin-out Proposal would materially prejudice Amrad's creditors we had regard to the impact of the Spin-out Proposal on the ability of Amrad to pay its creditors.

5.2 Assessment of Spin-out Proposal on Ability to Pay Creditors

In assessing the impact of the Spin-out Proposal on Amrad's ability to pay creditors we had regard to the following:

- As at 31 December 2003, Amrad had no debt and had cash or cash equivalents of $60.6 million compared to total liabilities of $4.4 million. The amount of cash will be reduced by the operating losses to date together with the cash required to meet the share buy back of up to 10 percent of the company's fully paid ordinary shares. The buy back is to be completed in April 2005 and could potentially result in the cash being reduced by a total of approximately $10 million however the extent of the buy back activity up to the prescribed limit is entirely under Amrad's control.
- The amount of cash to be contributed by Amrad as a result of the Spin-out Proposal is $12 million.
- With the Spin-out of Avexa, the company's cash burn rate will be reduced and will therefore improve the financial position of Amrad and its ability to pay creditors.

Having regard to the above, in our opinion the Spin-out Proposal would not materially prejudice Amrad's creditors.

APPENDIX 1: QUALIFICATIONS AND DECLARATIONS

The report has been prepared at the request of the Directors of Amrad and is to accompany the notice of the meeting to be given to Amrad Shareholders for approval of the Spin-out Proposal in accordance with Section 411 of the Corporations Act. Accordingly, it has been prepared only for the benefit of the Directors of Amrad and those persons entitled to receive the notice of the meeting in their assessment of the Spin-out Proposal outlined in the report and should not be used for any other purpose.

The report represents solely the expression by PKF Corporate of its opinion as to whether the Spin-out Proposal is in the best interest of Amrad Shareholders. PKF Corporate consents to the inclusion of this report in the form and content in which it is included in the Information Memorandum and has not withdrawn this consent. PKF Corporate consents to this report accompanying the notice of meeting.

Statements and opinions contained in this report are given in good faith but, in the preparation of this report, PKF Corporate has relied upon the information provided by the directors and management of Amrad. PKF Corporate does not imply, nor should it be construed, that it has carried out any form of audit or verification on the information and records supplied to us. Drafts of our report were issued to management of Amrad for confirmation of factual accuracy.

Recognising that PKF Corporate may rely on information provided by Amrad and its officers and/or associates, Amrad has agreed to make no claim by it or its officers and/or associates against PKF Corporate to recover any loss or damage which Amrad or its associates may suffer as a result of that reliance and also has agreed to indemnify PKF Corporate against any claim arising out of this engagement, except where the claim has arisen as a result of any proven wilful misconduct or negligence by PKF Corporate.

Furthermore, prospective financial information relates to events and actions that have not yet occurred and may not occur. While evidence may be available to support the best-estimate assumptions on which prospective financial information is based, such evidence is generally future oriented and therefore speculative in nature.

PKF Corporate is the licensed corporate advisory division of PKF and is wholly owned by the partners of that firm. PKF is a chartered accounting firm providing a full range of accounting and advisory services.

The employees of PKF Corporate principally involved in the preparation of this report were Piera Murone, B.Acc, CA., ASIA and David Garvey, B.Comm (Hons), CA. Each person is an authorised representative of PKF Corporate and has many years experience in the provision of corporate financial advice, including specific advice on valuations, mergers and acquisitions, as well as the preparation of expert reports.

Neither PKF Corporate, PKF, nor any partner or executive or employee thereof has any financial interest in the outcome of the Spin-out Proposal except for a fee relating to the preparation of this report based on time spent at normal professional rates. The fee is payable regardless of the outcome of the Spin-out Proposal.

APPENDIX 2: SOURCES OF INFORMATION

In the preparation of this report we have had regard to the following information:

- Excerpt from minutes of meetings of the Board of Directors of Amrad dated 19 February 2004 and 18 March 2004;
- Avexa Options Update submitted to Amrad Board of Directors in March 2004;
- Board Paper: Spin-Out of Anti-Infectives Business for discussion at Board Meeting on 6 May 2004;
- Management presentation on Avexa dated 14 May 2004;
- Annual reports of Amrad for the years ended 30 June 2000 to 30 June 2003 and for the six months ended 31 December 2003;
- Draft Information Memorandum dated 23 June 2004;
- Management projections for the years ending 30 June 2024;
- Report prepared by LEK dated 7 May 2004 as incorporated in the Information Memorandum;
- Article in BioCentury, for the week of October 20, 2003, titled Europe's spinning wheel;
- McKinsey Quarterly, 1999 - "Breaking up is good to do";
- Journal of Financial Economics, Volume 54, No.1, October 1999, H. Desai and P.C. Jain, "Firm performance and focus: long-run stock market performance following Spin-outs";
- Journal of Financial Economics, Volume 53, No.1 July 1999, S. Krishnaswami and V Subramaniam, "Information asymmetry, valuation and the corporate Spin-out decision"; and
- Publicly available information in respect of comparable companies.

In addition, we have had discussions with Mr Alan Boyd, Director Finance & Administration, Dr Peter Smith, Chief Executive Officer and Executive Director and Dr Jonathan Coates, Chief Scientific Officer.

Section 10
Independent Technical Expert's Report

L.E.K.

L.E.K. CONSULTING

LEVEL 36, AURORA PLACE
88 PHILLIP STREET
SYDNEY NSW 2000
AUSTRALIA

t: 61.2.9323 0700
f: 61.2.9323 0600
lek.com

5 July 2004

The Directors
Amrad Corporation Limited
576 Swan Street
RICHMOND VIC 3121

The Directors
Avexa Limited
576 Swan Street
RICHMOND VIC 3121

Dear Sirs

As requested, L.E.K. Consulting Pty Ltd ("L.E.K.") has provided an independent report on the opportunities and risks associated with the three programs that Avexa Limited ("Avexa") is pursuing and the markets that these programs target. Avexa and Amrad Corporation Limited ("Amrad"), Avexa's parent company, have requested this report:

- for inclusion in the Information Memorandum ("IM") to Amrad shareholders in relation to Amrad's Spin-out of Avexa by way of capital reduction and scheme of arrangement; and
- for inclusion in the prospectus for the initial public offering of Avexa shares (as part of the Spin-out).

L.E.K. consents to the inclusion of this report in the IM and the prospectus.

This report is organised into six sections:

1. Introduction and Executive Summary
2. HIV Program
3. Hepatitis B Virus (HBV) Program
4. Vancomycin-Resistant Enterococci (VRE) Program
5. General Risks
6. Summary

AUCKLAND
BANGKOK
BEIJING
BOSTON
CHICAGO
LONDON
LOS ANGELES
MELBOURNE
MILAN
MUNICH
PARIS
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO

1 Introduction and Executive Summary

1.1 Scope of L.E.K. Engagement

L.E.K. was asked to provide an independent report on the opportunities and risks associated with Avexa's three programs and the markets that these programs target. These markets are HIV therapeutics, HBV therapeutics and VRE antibiotics.

Specifically, L.E.K. was asked to comment on: (1) the degree of uniqueness of the research approach, (2) the overall dynamics of the markets that these programs target, (3) the level of competition that Avexa faces and therefore Avexa's competitive position, and (4) the opportunities and risks associated with each program.

To complete this report, L.E.K. reviewed the Avexa programs to understand the approach being undertaken and conducted external market analysis based on secondary source materials such as market research reports, analyst report, industry journals, industry databases and other similar sources.

To assist with our assessment, L.E.K. had discussions with Avexa management and Avexa provided a copy of the Avexa Business Plan dated February 2004 in addition to secondary source materials collected by Avexa management.

1.2 Executive Summary

Avexa is a drug discovery and development company focused on developing novel anti-infectives for serious, chronic diseases. It is a Spin-out from its parent company, Amrad, and has a several year history of R&D experience in anti-virals and antibiotics. Avexa has three main programs:

- HIV integrase inhibitor: compounds targeting a novel HIV replication pathway (HIV integrase)
- HBV inhibitor: novel inhibitors of HBV replication
- VRE antibiotic: novel chemical approach to synthesising compounds which retain activity against vancomycin-resistant bacteria

Avexa is currently an early-stage company. For the HBV program, Avexa has selected the lead compounds it plans to proceed through preclinical development. Similar leads have yet to be selected for the two other programs. Assuming the programs proceed as planned through all stages of preclinical and clinical development, and that funds are available for clinical development, Avexa could have up to two Phase II products and one Phase I product by end of FY06.

Overall, L.E.K. believes that Avexa is well-positioned and appears to be pursuing markets with attractive characteristics; however, the magnitude of the opportunity, while potentially large overall if the programs successfully make it to market, differs by program.

First, Avexa appears to be pursuing unique and sound experimental approaches developed through the experience of its key management in anti-infectives:

- Assuming the programs proceed as planned through all stages of preclinical and clinical development, Avexa could potentially be either first or second to market in novel drug classes for both HIV and HBV
- The company's key management has significant relevant experience in discovering, developing and bringing anti-virals to market

Second, the markets that Avexa is pursuing have attractive characteristics:

- Avexa is targeting serious, chronic diseases. These markets are characterised by high levels of unmet needs and a recognition that novel, more efficacious drugs are required
- Anti-infectives, and AIDS anti-virals in particular, have relatively fast development timelines and therefore a quicker route to market than drugs in other therapeutic areas. This potentially speeds the time to positive returns and potentially extends the time on the market that the products are patent-protected
- Some anti-viral companies have historically been able to achieve attractive outlicensing deal terms and valuations upon acquisition, even at relatively early stages

However, the magnitude of the opportunity, while potentially large overall, differs by program:

- HIV program: HIV treatment is a large market with several blockbuster products achieving over US$500 million in annual revenues. Given Avexa's novel approach and likely early-in-class status, the potential revenue opportunity for a product resulting from Avexa's HIV program could be significant, but will depend on the level

L.E.K.

of superior efficacy, resistance profile and improved convenience that Avexa's product can demonstrate

- HBV program: The HBV market is currently relatively small compared to the HIV market (estimated at US$400 million worldwide). Although the value of the market is forecast to grow over the next decade due to greater use of more efficacious drugs and a continued (albeit slowing) growth in prevalence, it is unlikely that Avexa's HBV drug will reach the same revenue potential as its HIV drug. The potential of a product from Avexa's HBV program to match or exceed revenue levels of current incumbents will depend on its ability to demonstrate favourable product characteristics such as better efficacy and improved convenience
- VRE program: The potential market and revenue opportunity for the VRE program varies widely based on the indication and the potency of the drug that is ultimately achieved. At the lower end, a product resulting from Avexa's VRE program could be a drug of last resort exclusively used for VRE infections. At the higher end, it could be a drug of choice against normal bacteria and VRE and used to treat Staph. aureus

As an early-stage biotechnology company, Avexa faces both program-specific and general risks that may affect its ability to realise and capitalise on the above opportunities (eg., product failure). These risks are described in the following sections of this report. L.E.K. does not believe that these risks pose a significantly greater threat than they would for any other company with a similar early-stage profile in similar markets.

2 HIV Program

2.1 HIV Program Overview

The HIV/ AIDS epidemic continues to affect significant numbers of individuals since its recognition as a new disease in 1981[1]. Over this period a number of therapies have been introduced which significantly improve life expectancy for infected patients, however none are "curative". Avexa's HIV program aims to develop a small molecule inhibitor targeting HIV Integrase, one of three major enzymes essential to the replication of the HIV virus. This represents a new class of therapeutics, as there is currently no marketed drug active against this enzyme.

In targeting the Integrase enzyme, Avexa aims to block an additional crucial step in the HIV lifecycle- the integration of the virus DNA into the cell's chromosome. Locating a molecule that successfully prevents integration would potentially prevent HIV from infecting a host cell. This is a concept widely understood by HIV therapeutic manufacturers, however a successful inhibitor has yet to be developed.

Avexa's HIV program has currently established *in-vitro* assays and expertise and is using these assays together with molecular modelling and medicinal chemistry to develop novel inhibitors of Integrase. Avexa expects a drug candidate to potentially be ready to begin clinical trial in early 2007.

2.2 Market Size and Dynamics

Prevalence and incidence

HIV/AIDS is the leading cause of death from any infectious disease[2]. There are an estimated 42 million people infected with HIV worldwide, including approximately 900,000 in the US and 600,000 in Western Europe[3]. An estimated 40,000 newly diagnosed HIV infections occur in the US each year[4].

[1] First Report of Aids, Morbidity and Mortality Weekly Report, Vol. 50, No. 21, Centre for Disease Control and Prevention, Department of Health and Human Services, Jun 2001
[2] Global Statistics, National Aids Trust, 2003
[3] Werber, Y., HIV drug market, *Nature Reviews Drug Discovery*, Volume 2, July 2003; Stakeholder Opinions HIV: Reaching the 'untapped' patient population, Datamonitor, Oct 2003
[4] HIV/ AIDS Statistics, National Institute for Allergy and Infectious disease, Dept of Health and Human Services,

Figure 1. Prevalence, diagnosis and treated HIV/AIDS populations in the seven major markets (2002)

Country	Prevalence	Diagnosed	% Diagnosed	Treated	% Treated
US	951,500	555,700	58	314,000	57
France	108,800	67,500	62	48,600	72
Germany	42,100	26,100	62	18,800	72
Italy	110,000	64,200	58	32,700	51
Spain	127,500	61,200	48	40,400	66
UK	41,300	30,600	74	18,700	61
Japan	11,000	8,800	80	6,700	76
Total	1,392,200	814,100	58	479,900	59
Estimated projected annual growth rate 2002-2010 (%)	4.5%	5.2%	N/A	7.1%	N/A

Source: Datamonitor, EpiCast HIV 2002, primary physician survey

Market dynamics

Increased community awareness and more effective measures for screening and prevention have resulted in a decline in the incidence of HIV in the developed countries. However, there has been an increase in the patient population treated due to longer life expectancy as a result of improved drug treatments. Since the introduction of the first anti-HIV drugs in the early stages of the epidemic, patient survival has increased from 2-3 years to 10 years or more[5]. This improvement, largely due to the introduction of combination therapies, has spurred an increase in demand for anti-HIV therapeutics generating strong market growth.

Given the HIV market is relatively immature with no cure to the virus yet found, novel drugs are often met with market enthusiasm and experience initial rapid uptake. Moreover, given global recognition of the importance and need for improved anti-HIV therapeutics, novel HIV inhibitors are often fast tracked to the market (approximately four years) compared to most other drugs (taking six or up to ten years)[6].

Current treatments

HIV therapeutics contribute to a multi-billion dollar market valued at over US$5.8 billion in 2002. Of the top selling drugs in 2001, Zerit, Epivir and Combivir (all within the NRTI drug class) each generated sales over US$500 million[7].

HIV encodes three major enzymes which are essential to the replication of the virus, reverse transcriptase (RT), protease (PR) and Integrase (INT). Effective inhibitors of RT and PR have been developed. In addition to these, Roche's fusion inhibitor was approved in 2003 as the first member of a new class of HIV drug. As noted above, there is currently no marketed drug that is active against the Integrase enzyme.

[5] Global Statistics, National Aids Trust, 2003
[6] *Nature Reviews Drug Discovery*, Volume 2, September 2003
[7] Market Dynamics: HIV- Combating a Market Slowdown, Datamonitor, Jan 2003

Figure 2. Four major classes of drugs targeting the HIV market:

Class of drug	Top selling drugs by Class	Sales 2003(e) (US$m)
NRTIs (Nucleoside Reverse Transcriptase Inhibitors)	Combivir (GSK)	950
	Trizivir (GSK)	605
	Epivir (GSK)	480
NNRTIs (Non-Nucleoside Reverse Transcriptase Inhibitors)	Sustiva(Dupont/ BMS)	630
	Viramune (BI)	370
	Rescriptor (Pharmacia/ Upjohn)	20
PIs (Protease Inhibitors)	Kaletra (Abbott)	680
	Viracept (Roche)	495
	Crixivan (Merck)	292
Entry/ Fusion Inhibitors	Fuzeon (Roche)	88

Source: Market Dynamics: HIV, January 2003, Datamonitor

Due to complications related to drug failure, viral resistance and drug toxicity, treatment of HIV has progressed from the initial anti-virals of Retrovir (AZT), Hivid (ddC) and Videx (ddl) to a preferred method of combination therapies. Combination therapies generally comprise of several highly active anti-retroviral therapies, known as HAART, where both the NNRTIs and PIs are used as adjunct therapies to the NRTI's. Recently, however, there has been a tendency to use PIs as a second-line treatment when the disease has progressed and/or following failure of initial antiretroviral regimes[8].

Use of conventional two NRTI in conjunction with one NNRTI/PI backbone therapies are anticipated to decline gradually as dual NNRTI and PI-based therapies experience increasing physician favour. Moreover, the entry of new class drugs such as fusion and entry inhibitors will continue to gain market share, initially as later stage therapeutic options with potential for re-evaluation for earlier entry into the HIV drug lifecycle.

Issues in current treatments

1. Resistance

The emergence of drug-resistant HIV variants is a primary threat to the efficacy of anti-HIV therapeutics. Drug-resistant HIV variants have resulted in combination therapies failing to substantially suppress HIV replication in 20-30% of treatment-naïve patients and in up to 50-60% of treatment-experienced patients[9]. Moreover, the virus can still continue to evolve slowly even when patients achieve undetectable levels of HIV in plasma. Drug-resistant HIV variants are also more prominent in various compartments around the body such as the genital tract, cerebrospinal fluid and the oral tract. These viral 'reservoirs' are believed to be the source of viral replication that persists over the longer-term. Furthermore, evolutions of viral populations differs from site to site and is not usually concordant with the resistance profile of the viral population in the plasma, usually the only site monitored for development of resistance mutations[10]. A major consequence of these problems is that an increasing number of patients are running out of therapeutic options. Over their many years of treatment, patients are becoming resistant to almost all combination therapies available.

Given the increasing resistance to current HIV therapeutics, there is a need for new therapies beyond the conventional antiretroviral portfolio regime. This need generates substantial market potential for improved drugs, particularly from novel classes. This trend will potentially result in a decline in existing drug class markets and increased uptake in new drug class markets.

[8] Milroy, D. and Featherstone, J., Anitviral market overview, *Nature Reviews Drug Discovery*, Volume 11, Jan 2001

[9] HIV Resistance: Impact and Evolution, Datamonitor, November 2003

[10] ***Ibid***

The issue of HIV drug resistance and the related difficulties in monitoring and understanding transmission of these resistant variants has prompted some change in treatment guidelines where 'markers' of disease stages are constantly being re-evaluated. Recent developments beyond the traditional method of CD4 and viral load (T-cell count) have involved the use of more advanced methods of DNA analysis to determine which drug is applicable to overcome individual resistance. This use of DNA analysis is not yet a common methodology. However, results of studies have shown that the alteration of treatment regimes based on knowledge of individual's antiretroviral resistance at the genotype level and treatment history improves virological response[11]. Therefore, as resistance becomes an increasingly important issue to success of HIV drug treatment, particularly within existing classes, individualised therapy through such DNA analysis may become more commonplace.

2. Need for strict regime compliance

Failure to take combination therapy as prescribed is the strongest predictor of failure to suppress viral loads[12]. Patient compliance is therefore imperative to maintaining drug efficacy. However, complicated dosing regimes and drug toxicity prevalent in combination therapy regimes puts a significant burden on patients. Such adverse side effects often raise difficulties in sustaining compliance and lead to a need for 'drug holidays'. Consequently there is a significant need to develop treatments that are better tolerated and offer more convenient dosing regimes. By improving patient compliance, risk of failure will decrease and the need for drug holidays reduced. This will maximise drug intake and ensure administration of optimal dosing schedules for infected patients.

3. Genericisation

It is anticipated that patent expiration and drug genericisation will not be a major competitive threat to revenues of branded products. Given the high and unmet demand for improved and novel therapies, drug innovation will still remain a prominent feature of the HIV drug market in developed countries.

Nevertheless, genericisation will cause some change to dynamics of the global HIV market. It is estimated that by 2010, all but two of the currently marketed NRTIs will lose patent protection[13]. Given that physicians will benchmark branded drugs with generic alternatives to some degree, and patient advocacy groups may increase price awareness, R&D pipeline therapeutics will need to prove clinical superiority over conventional therapeutics to sustain market growth for premium-priced branded products. Furthermore, following anticipated demand from third world markets for 'outdated' lower cost therapeutics, developing countries are predicted to become the largest markets for cheaper generic anti-HIV drug alternatives. Significantly broader drug use in this context may have the effect of speeding the growth of resistance.

2.3 Competitive Dynamics and Avexa's Competitive Position

Competitor dynamics

The majority of late stage pipeline products (Phase II or later) fall within existing drug classes of NRTIs, NNRTIs, PIs and entry inhibitors (EI). This highlights a trend that most major companies with strong HIV franchises are focused on lifecycle management strategies to improve the efficacy of existing products to maintain market share. However, there is also evidence that such concentration on enhanced dosing and reducing side effects as a source of product differentiation may only be effective in the short term. The prevalent competition for new drug classes, particularly in the early stages of clinical development, indicate opportunity to target newer and later stage therapies, such as fusion and Integrase inhibitors, to diversify therapeutic portfolios.

[11] Durant, Clevenbergh and Halfon et al., Drug-resistance genotyping in HIV-1 therapy: the VIRADAPT randomised controlled trial, Lancet 353; 9171: 2195-99, June 1999; HIV Journal Club Vol. 8: No. 9, Sept 1999
[12] Milroy, D. and Featherstone, J., Anitviral market overview, *Nature Reviews Drug Discovery*, Volume 11, Jan 2001
[13] Market Dynamics: HIV- Combating a Market Slowdown, Datamonitor, Jan 2003

Moreover, the substantial and lucrative opportunities for pipeline products, even at early stages of development, highlights demand for both entry and diversification within the HIV and broader anti-virals therapeutics market. As a result, anti-viral companies have been able to secure attractive outlicensing deal terms and valuations upon acquisition, even at relatively early stages. For example, Medivir outlicensed the worldwide rights (ex-Nordic countries) to a Phase II NRTI HIV drug (MIV-310) to Boehringer Ingelheim in 2003 for EUR 122m (approximately US$145 million) in upfront and milestone payments plus a double digit royalty on sales[14]. Medivir also outlicensed the worldwide rights (ex-Nordic countries) to a Phase I NRTI HIV drug (MIV-210) to GSK in 2003 for EUR 86m (approximately US$100 million) in upfront and milestones plus a royalty on sales[15]. In addition, Johnson & Johnson acquired Tibotec-Virco, an anti-viral drug development company with two products in early clinical development, for approximately US$320 million in cash and debt in 2002[16].

While it must be recognised that a larger proportion of late stage therapeutics are more likely to gain approval than early stage products, diversification of the HIV therapeutics market is evident. This shift in drug portfolio will potentially require development of comprehensive treatment guidelines and marketing initiatives to overcome inertia due to familiarity with combination therapies and class types that currently influence physicians' choice of regime.

Figure 5. Product Pipeline Breakdown by class (2002)



N= 69
EI
24%
PI
9%
NRTI
12%
NNRTI
9%
Other
45%
Biologic
21%
Immunotherapy
12%
Miscellaneous
13%

Source: The HIV Pipeline in 2002: 101 Catalysts for Change, June 2002, Datamonitor

Avexa's competitive position

Avexa is pursuing a novel drug class targeting the Integrase enzyme. An Integrase inhibitor drug is believed to be broadly applicable across different HIV strains and thus potentially less susceptible to poor efficacy and resistance. At present there appears to be only one other Integrase inhibitor in clinical development, currently in phase II clinical trial with Merck[17]. Success of the Merck trial could indirectly benefit Avexa's program by providing validation for the approach, potentially leading to a fast tracked second position entry into the new drug class. By contrast, failure of the Merck program clears the way for Avexa to be first in the market in this class, but also has potential to cause external observers to doubt the validity of the approach. This concern follows the termination by GlaxoSmithKline and Japanese firm Shionogi in July 2003, of a potential Integrase inhibitor during phase II clinical trial[18]. If Avexa's program generates an effective Integrase inhibitor, Avexa could potentially secure either first or second market entry for this new drug class.

[14] Medivir press release, 15 July 2003
[15] Medivir press release, 20 May 2003
[16] Tibotec-Virco press releases, 22 March 2002
[17] Turpin, J., The next generation of HIV/AIDS drugs, Future Drugs Ltd, 2003
[18] GSK Terminates AIDS Drug R&D with Shionogi, WMCC Daily Analysis, World Market Research Centre Ltd, July 2003

Program risks

L.E.K.

The nature of the HIV drug market presents some development risks for Avexa's HIV Integrase program:

- All genes involved in HIV replications are susceptible to some factors of resistance. Therefore, there is potential that Integrase inhibitor resistance viral mutants will develop in a similar fashion to resistance of NRTIs, NNRTIs and PIs. However, immediate resistance is considered to be less likely given the program is targeting a new drug class

- There is a constant need to minimise drug side effects and optimise dosing regimes to improve patient compliance and reduce risk of regime failure. There is no evidence that Avexa's program will result in an improved side effects or convenience profile

- Avexa's product will need to demonstrate superior properties and will need to be effectively marketed to drive initial uptake, particularly in the face of cheaply-priced generics

- HIV Integrase inhibitors, along with all existing and most pipeline therapies, face a constant threat from the potential success of other innovative approaches to HIV therapeutics which may drive a step change in treatment strategy

2.4 HIV Program Summary

HIV Integrase inhibitor is a novel approach with potentially attractive prospects for a number of reasons:

- HIV therapeutics is a multi-billion dollar drug market with ongoing mid-to-high single-digit annual growth and significant unmet needs in terms of efficacy, side effects and convenience.

- These significant unmet needs for novel therapies to overcome resistance, improve side effect profiles and improve patient compliance means there is significant growth potential for new drug innovations, particularly those in new classes which are likely to be effective in patients resistance to current therapies

- Avexa's program is targeting a new, but well recognised, product class with no competitors on the market and few advanced pipeline competitors

- Given Avexa's novel approach and as a first or second entrant into the new drug class, the potential revenue opportunity for a product resulting from Avexa's HIV program could be significant, but will depend on the level of superior efficacy and improved convenience that Avexa can achieve

3 Hepatitis B Virus (HBV) PRogram

3.1 HBV Program Overview

Description of program and mechanism of action

Avexa is developing several leads to treat Hepatitis B. These compounds are novel, small molecule inhibitors specific to the Hepatitis B virus (HBV) and represent a new class of drugs called non-nucleoside analogues. Similar to the introduction of new classes of drugs such as NNRTI's (Non-nucleoside Reverse Transcriptase Inhibitors) in the HIV market in the mid-to-late 1990's, Avexa's novel compound represents a potentially new approach to HBV treatment. Although the molecular mechanism of action has not yet been identified, the mode of action appears to be well-understood.

L.E.K.

Program status and development timeline

Avexa's Hepatitis B program is the furthest advanced of its three main programs. It is currently in preclinical testing with two of its lead compounds. Avexa has indicated that its two most advanced leads have been tested in a duck animal model using the related DHBV virus. However, as specificity studies suggested, they were not active against the duck virus, and Avexa is in the process of selecting one lead compound for testing in a primate model of human-HBV. Avexa expects animal studies to be completed by Q4 2004, Phase I studies to be completed by Q2 2006, and Phase II to be completed by Q3 2007 which would be in line with average clinical development timelines for anti-infectives[19].

3.2 Market Size and Dynamics

Prevalence and incidence

Chronic Hepatitis B is a global public health problem that leads to high risk of death from cirrhosis of the liver, hepatic decompensation and hepatocellular cancer in approximately 15%-40% of cases[20]. It is an infectious disease spread through contact with blood and other bodily fluids. It is estimated that over 350 million people globally are chronic HBV carriers. However, the majority of chronic HBV carriers are in the developing world where the commercial opportunity remains relatively limited. Within the seven major markets (US, Japan, France, Germany, Italy, Spain, and UK), total chronic prevalence of HBV is estimated at over 8 million people[21]. Each year in the US, an estimated 200,000 – 300,000 persons become infected with HBV, of which approximately 10% will become chronic carriers[22].

Underlying trends in patient population

Hepatitis B is preventable with a safe and effective vaccine available since 1982. Although the vaccine is not a cure for Hepatitis B, it does prevent chronic infections in 85-90% of perinatal HBV transmission cases[23]. Infant immunisation schemes and 'catch-up' vaccination schemes have been widely implemented in most industrialised countries (with the notable exceptions of the UK, Scandinavia, Ireland and the Netherlands). This has led to a decline in incidence rates over the past decade.

While these declines in incidence rates will eventually adversely affect the patient population potential for HBV treatments in the long-term, prevalence of chronic HBV is expected to continue to rise at least over the next decade. Continued transmission in high-risk populations, immigration from endemic countries and presentation of previously asymptomatic chronic HBV are likely to drive future increases in the number of patients treated for chronic Hepatitis B.

Current market for HBV treatments

The market for HBV treatments is relatively small and immature. The global market size for HBV drug treatments is estimated to be approximately US$400 million in 2002[24]. Treatment regimes are not well-defined for Hepatitis B, particularly for earlier-stage patients. Chronic HBV is therefore currently undertreated due to resistance concerns and limited treatment options. Most treatments were originally developed for other diseases, notably HIV, and are therefore not specific to HBV.

The gold standard of HBV treatment is long-term Epivir-HBV (lamivudine) therapy marketed by GSK. Estimated sales of this product were US$150 million in 2001 and

---

[19] Kaitin, K.I. & Healy, E.M., 2000, "The New Drug Approvals of 1998, 1997, and 1996: Emerging Drug Development Trends in the User Fee Era", *Drug Information Journal*, vol. 34(1): 1-14
[20] American Association for the Study of Liver Diseases
[21] Strategic Perspectives: Hepatitis B and C, Datamonitor, 2002
[22] eMedicine
[23] Stevens CE et al,. Perinatal hepatitis B virus transmission in the United States. Prevention by passive-active immunization, *Journal of the American Medical Association,* Mar 1985
[24] Pipeline Perspectives: Hepatitis B and C, Datamonitor, 2003

US$185 million in 2002[25] and US$229 million (£129 million) in 2003[26]. This product is a nucleoside analogue and, along with other drugs in this class (eg., Gilead's Hespera, a *nucleotide analogue*), acts by *inhibiting reverse transcriptase, an enzyme involved in viral* replication. This class is equivalent to nucleoside reverse transcriptase inhibitors (NRTIs) that were the first wave of treatments for HIV in the late 1980's and early 1990's. Similar issues with regards to drug resistance are a concern with this drug class, which will drive future need for novel therapeutics.

Prior to the introduction of the nucleoside analogues, alpha interferons (eg., Intron A marketed by Schering Plough) were the only treatment option. Interferons have significant side effects and are delivered intravenously, making them suboptimal treatment options. These products are still in use as they offer the only chance of "cure", but are only effective *in a small proportion of patients.*

Both of the current classes of drugs (nucleoside analogues and interferons) have disadvantages that limit their use and result in a significant unmet need in the market:

- Drug resistance: Resistance to lamivudine has been observed that correlates to length of treatment. During the first year of lamivudine therapy, 14%-32% of cases developed resistance. This increased to over 50% after 2 years[27]. Resistance to new therapies is expected to remain an issue going forward
- Lack of effectiveness: Response rates to current treatments are relatively low for both interferons and nucleoside analogues. Response rates to interferon of 33% can be achieved in optimal patient populations, but is only applicable to a sub-set of the total patient population. Response rates to Epivir-HBV are only 16% in first year of therapy[28]. Although more recently approved drugs (eg., Gilead's Hespera) are an improvement, there remains a significant need for more efficacious therapies
- Side effects: Interferon therapy has severe side effects (and has inconvenient administration) which adversely affects patient compliance
- Lack of treatment choice: The relatively limited number of treatment options has historically limited use of drugs to more severe cases

Market outlook for HBV treatments

L.E.K. believes that the market value of HBV treatments has the potential to grow significantly over the next decade. Although market forecasts are difficult to confirm, Datamonitor believes the HBV treatment market will grow at over 20% pa over the next 8 years and will reach over US$2.5 billion by 2011, with several drugs reaching over US$500 million in annual sales[29]. Several factors will drive this growth:

- *More effective drugs: Having a greater choice of more effective therapeutics will* drive increased use of drug treatments
- Greater use of combination therapy: Treatment regimes are expected to move towards combination therapy as observed in the HIV market to combat drug resistance and increase effectiveness
- Increases in diagnosis: A substantial proportion of chronic HBV sufferers remains undiagnosed, even in the developed world. Better and more targeted screening programs and increased awareness by physicians and potential high-risk groups are expected to improve diagnosis rates

[25] *Ibid*
[26] GSK, 2003 Annual Report
[27] Antiviral Chemistry and Chemotherapy 12:1-35
[28] Pipeline Perspectives: Hepatitis B and C, Datamonitor, 2003
[29] *Ibid*

L.E.K.

3.3 Competitive Dynamics and Avexa's Competitive Position

Pipeline competition

Due to its currently limited market size and long-term underlying market decline, HBV is not a significant focus of research compared to areas such as HIV, cancer and cardiovascular disease. Therefore, Avexa faces comparatively limited pipeline competition. Standard industry sources identified approximately 5 drugs in Phase III and an additional 5-10 in Phase II. Most of the drugs in the pipeline were originally developed as HIV therapies, which has been the traditional discovery process for HBV drugs.

Most products in the pipeline are nucleoside analogues (ie., NRTIs), with the exception of several immunomodulators. The nucleoside analogues in the pipeline, such as BMS's entecavir, are expected to be more efficacious than Epivir-HBV. However, as with the current nucleoside analogues, resistance will continue to be a concern. There is one late-stage immunomodulator in Phase III (SciClone's Zadaxin), but this is intravenously administered and therefore has significant delivery disadvantages relative to orally available nucleoside analogues. In addition, pegylated interferons such as Roche's Pegasys will be increasingly used as these drugs receive approval for HBV.

As with most treatment advances, these products appear to represent incremental improvements in drug efficacy, largely within existing drug classes. Therefore, there is the potential that a novel approach could be significantly differentiated. More importantly for Avexa, new HBV drugs are most likely to be used in combination in the future to combat resistance issues and increase efficacy.

The basic active ingredient patent for Epivir-HBV expires during or after 2009[30]. L.E.K. does not believe that genericisation of the nucleoside analogues is a major concern, as more efficacious drugs and new drug combinations will be successful in the future despite competition from generics.

Avexa's competitive position

Avexa's program is at an early stage; therefore, assessing clinically-proven advantages and disadvantages are not possible. However, there is theoretical support for why Avexa's approach is unique and may potentially generate products that present advantages over current and late-stage pipeline treatments.

Avexa appears to be targeting a unique pathway that is specific to HBV replication, as opposed to other approaches (eg., nucleoside analogues target DNA polymerase that are used for HIV and HBV). This new class of compounds is analogous to the NNRTI class of HIV drugs launched in the late 1990's that are now commonly used in combination with the older NRTI class in HIV. This approach is underpinned by what appears to be a proprietary collection of four screening assays that target different aspects of HBV replication. Traditionally, HBV screening assays have not been able to target specific steps in viral replication, making lead optimisation and characterisation difficult. Avexa claims to have developed screening assays that target specific replication steps and therefore enables the screening of compound libraries for non-nucleoside HBV polymerase inhibitors. These selectivity assays also show that Avexa's leads are active against lamivudine-resistant virus.

Program risks

Avexa's HBV program faces several program-specific risks as it continues its development:

- Avexa's HBV program is early stage and individual leads have a high probability of failure as with any early-stage drug
- Exhaustive evaluation of all potential competing products has not been undertaken. Given the early stage of Avexa's program, there could potentially be companies that

[30] GSK company documents

are researching similar or better targets or that have developed similar assay capabilities that are not readily identifiable given the early stage of the research

- Late-stage clinical endpoints are not well-defined for HBV. It is difficult to find ideal clinical endpoints that can be used universally across patient sub-populations
- Emergence of new therapeutic and preventative approaches, such as DNA vaccines, may result in faster than expected declines in incidence and prevalence, and therefore Avexa's addressable patient population. The timing and magnitude of this risk is uncertain but is generally expected to be 10 – 20 years away
- Although the mode of action is well-understood, the molecular mechanism of action is not understood and the target has not been identified. Although this is not uncommon in drug development and is not a hindrance to the development process, this could represent an issue should Avexa seek a collaboration for the drug in the future

3.4 HBV Program Summary

Avexa has identified several lead compounds that are novel, small molecule inhibitors specific to the Hepatitis B virus (HBV) and represent a new class of drugs. This program represents a potentially attractive opportunity for several reasons:

- There is a significant unmet need for new HBV treatments
- Although the market for HBV treatments is currently small, this is expected to expand over the next 10 years as new, more efficacious therapies enter the market, resistance continues to be an issue and combination therapy becomes more common
- There is less competition in the HBV market than in other larger and higher morbidity therapeutic areas
- Avexa appears to have a unique research approach which could theoretically generate compounds with competitive advantages over currently identified competition
- Timeframe to market for antiviral therapies such as HBV is short compared to many other therapeutic areas; therefore, barring any unforeseen complications, Avexa could progress a HBV product to Phase II trials by FY06
- It is unlikely that Avexa's HBV drug will reach the same revenue potential as its HIV drug. The potential of a product from Avexa's HBV program to match or exceed revenue levels of current incumbents will depend on its ability to demonstrate favourable product characteristics such as better efficacy and improved convenience

4 VRE Program

4.1 VRE Program Overview

Vancomycin resistance is an increasing problem in the treatment of nosocomial (hospital-acquired) infections. Avexa's Vancomycin Resistant Enterococci (VRE) program aims to discover and develop novel antibacterial compounds that effectively inhibit both vancomycin-sensitive and vancomycin-resistant bacteria.

In order to have significant commercial potential, the product will ideally possess the following characteristics:

- Novel mechanism of action
- Similar potency against VRE as Vancomycin has against normal bacteria
- In vitro activity against both VRE and Methicillin Resistant Staphylococcus aureus
- Also effective against normal serious infections
- Slow rate of resistance development

L.E.K.

- Oral bio-availability
- Long term tolerability (>28 days)

The VRE program has thus far generated three series of lead compounds that are in the process of being optimised. Avexa claims that these compounds have already exhibited an ability to bind to both vancomycin-resistant and normal cell walls and better potency than vancomycin against VRE.

Barring any unforeseen complications, Avexa should be able to progress a VRE antibiotic to Phase I trials by the second half of 2006 subject to sufficient funding being raised. Avexa anticipates that given the level of concern surrounding vancomycin resistance, the FDA will grant orphan drug status and the development process will therefore be expedited. Key competitors (Zyvox, Synercid and Cubicin) did not receive orphan drug status but were considered for "priority review" by the FDA.

4.2 Market Size and Dynamics

Epidemiology

Enterococci are bacteria found in the faeces of both humans and animals as well as being present in the gastrointestinal tract of around 90% of healthy people and frequently in the female genital tract. While enterococci are generally harmless in healthy individuals, the bacteria can pose a serious threat, particularly when it is contracted by patients that are already hospitalised.

Enterococci is the third most common nosocomial infection in the United States, after coagulase-negative staphylococci (CONS) and Staphylococcus aureus. It is estimated that there are 140,000 enterococcal infections in the United States each year. The bacteria are spread by direct physical contact with persons or objects that are carriers. Enterococci commonly colonise the urinary tract and open wounds and may be treated in a relatively straightforward manner. However more serious infections may occur in severely ill patients, including bloodstream infections (bacteraemia), heart valve infections (endocarditis) and brain infections (meningitis). The crude mortality rate of bloodstream enterococci infections is 32%, which indicates the severity of the problem[31]. Multiple drug resistance has made enterococcal infections more serious due to the limited range of treatment options.

Vancomycin resistance

The drug of last resort in the treatment of enterococcal infections has traditionally been vancomycin, a generic antibiotic usually reserved for the treatment of very serious infections. In the late 1980's, strains of vancomycin-resistant enterococci were identified. The development of resistance has been attributed to the increased use of vancomycin in hospitals, particularly since the emergence of methicillin-resistant Staphylococcus aureus, where until recently vancomycin was the only effective antibiotic.

Vancomycin resistance is more prevalent in the less common E. faecium strain of the enterococci infection, with one study by Edmond et al[32] estimating that VRE accounted for 51% of E. faecium isolates and only 3.1% of the predominant E. faecalis isolates. The Edmond study also found the incidence of VRE to be variable according to clinical service, with internal medicine and hematology/oncology exhibiting the highest incidence. Patients undergoing hemodialysis and patients considered febrile neutropenic were identified as high risk populations. Recently VRE has been identified as a concern in nursing homes and long-term care facilities.

---

[31] Wenzel and Edmond, The Impact of Hospital Acquired Bloodstream Infections, *Journal of Emerging Infectious Diseases*, Mar – Apr 2001

[32] Nosocomial Bloodstream Infections in United States Hospitals: A three year analysis, Journal of Clinical Infectious Diseases, 1999 Aug; 29 (2): 239-44

Current VRE treatment paradigm

The range of antibiotics that can effectively treat VRE is quite limited, and the products are generally indicated for multiple conditions. Broad use of these therapeutics will increase the risk of resistance which will over time further limit available options. Currently available alternatives include:

Drug Name	Indication	Sales	Comments
Zyvox (Pfizer)	VRE, Skin infections caused by Streptococcal pyogenes or Streptococcus agalactiae, nosocomial pneumonia caused by Staphylococcus aureus (methicillin resistant and susceptible)	$181M (2003)	• Launched in 2000 • Acquired by Pfizer through Pharmacia takeover • ~$77 per IV dose
Cubicin (Cubist)	Skin structure infections caused by VRE, Staphylococcus aureus (including methicillin-resistant strains) Streptococcus agalactiae, Streptococcus dysgalactiae Streptococcus pyogenes	$40-$50M (2004 Cubist forecast)	• Launched November 2003 • ~$160 per IV dose
Synercid (King)	VRE, skin infections caused by Staphylococcus aureus (methicillin susceptible), Streptococcus pyogenes	$32M (2003)	• Launched in 1999 • Acquired from Aventis in 2002 • Did not meet sales expectations • ~$120 per IV dose

Source: Company documents, FDA Red Book

Market outlook

The percentage of nosocomial infections caused by enterococci increased from 0.3% to 7.9% in a four year period soon after VRE was identified (1989 to 1993)[33]. Over the development period of Avexa's VRE drug, vancomycin resistance is likely to increase significantly and will continue to pose a serious threat in the hospital setting. Additionally, resistance to other antibiotics is likely to develop, compounding the need for new therapies. The life-threatening nature of vancomycin-resistant infections in seriously ill patients ensures that physicians and pharmaceutical committees will be receptive to new therapies.

The Centres for Disease Control and Prevention ("CDC") (through the National Nosocomial Infections Surveillance System) and the U.S. Food and Drug Administration[34] have both identified VRE as an important nosocomial pathogen and are likely to be supportive of novel approaches to treatment.

The indication ultimately achieved, and the potency of the drug, will be key factors in determining the market opportunity for Avexa's product.


BASIC INDICATION
OPTIMAL INDICATION
Better potency than Vancomycin against VRE
PLUS
Similar potency to Vancomycin against normal bacteria
PLUS
Similar potency against VRE as Vancomycin has against normal bacteria
PLUS
Additional indication against Staph. aureus
Drug of last resort exclusively used for serious VRE infections
One of a range of drugs used to treat enterococcal infections
Drug of choice against normal bacteria and VRE
Drug of choice against normal bacteria and VRE and one of a range of drugs used to treat Staph. aureus
Lower revenue potential
Higher revenue potential

[33] Recommendations for Preventing the Spread of Vancomycin Resistance, Centers for Disease Control and Prevention
[34] Miracle Drugs vs Superbugs, FDA Consumer article

L.E.K.

4.3 Competitive Dynamics and Avexa's Competitive Position

Pipeline competitors

While we have identified over 7 products in the pipeline from standard industry sources, L.E.K. believes that there are three key pipeline products that could be direct competitors for Avexa's product. These competitors are likely to be launched several years prior to the launch of Avexa's compound, which may mean that a degree of resistance to one or all of the competitors will have evolved by the time of Avexa's launch.

Compound	Phase	Potential Indication	Comments
Ramoplanin (Oscient Pharmaceuticals)	Phase III	VRE and *Clostridium difficile*-associated diarrhea	• Ramoplanin is a novel glycolipodepsipeptide • Phase II trials showed activity against all enterococci, including VRE • Unlikely to be used parenterally due to toxicity at the site of infusion. Will be administered orally • It could become a flagship product for Oscient
Oritavancin (Intermune)	Phase III	Complicated skin and skin-structure Infections	• Bactericidal being developed as a replacement for vancomycin • Second-generation glycopeptide antibiotic • IV administration • Possesses a long half life
Tigecycline (Wyeth)	Phase III	Nosocomial Bacterial infections including pneumonia	• Being developed as an injectible antibiotic for serious nosocomial infections • Demonstrated *in vitro* activity against VRE

Avexa's competitive position

Avexa is pursing a novel approach to the development of its VRE drug. Rather than focussing on a new target, Avexa's compound will target the already altered, vancomycin resistant cell wall constituent. One of the advantages of this approach is that there do not appear to be any simple DNA mutations that would enable the targeted amino acid to evolve resistant to Avexa's compound while retaining its cell wall functionality. In other words, it will be difficult for bacteria to become resistant to Avexa's drug. By contrast, depending on their mechanism of action, there is potential for resistance against competing drugs to be developed after a single gene mutation, i.e., relatively quickly.

If Avexa's compound proves to be effective against Staph. aureus, particularly methicillin and vancomycin resistant strains, there is significant upside potential. Multi-drug resistant Staph. aureus infections are a more pressing concern for hospitals given the high morbidity and mortality rates associated with such infections (crude mortality rate of 25%), as well as relatively high incidence (~270,000 infections in the U.S. in 2002)[35]. Activity against Staph. aureus would expand Avexa's potential market and enhance its competitive position.

Program risks

While Avexa does not perceive there to be any technical difficulties with the development of this antibiotic, it is important to note that the program is in its very early stages and as such the risk associated with developing a candidate through to market will be very high. Given that the drug will be administered for acute infections over short periods, long term toxicity is unlikely to be an important issue.

Avexa will be exposed to a degree of risk as a consequence of the prescriptive nature of hospital infection control procedures and the tight regulatory environment for hospital administered antibiotics. If the compound does not receive preferred status from hospital pharmacy committees, or if the CDC mandates that its use should be limited as a precaution against resistance, Avexa's compound could potentially be marginalised.

[35] Intranasal mupirocin to prevent postoperative staphylococcus aureus infections, Perl et al *New England Journal of Medicine*, June 13, 2002

4.4 VRE Program Summary

VRE treatment is a niche market, but the product is potentially attractive for a number of reasons:

- Vancomycin resistance is on the increase, and will potentially be a more significant concern by the time the drug is released
- There is significant unmet need for new treatments and Avexa appears to be targeting a novel approach which should result in a product with relatively uniquely favorable resistance characteristics
- Major competitors are likely to be launched several years prior to Avexa's drug, allowing time for additional resistance to evolve
- Resistance in nosocomial bacterial infections is a key concern of government and regulatory institutions. As a result, Avexa is likely to receive institutional support for its development program

There is potential upside for Avexa if expanded indications for non-resistant bacteria and Staph. aureus are achieved.

5 General Risks

In addition to the program-specific risks described in the above sections, Avexa faces a number of general risks. The most significant of these are noted below:

- Avexa is an early stage drug discovery and development company and therefore faces the risk of product failure. Generally accepted probabilities of success from Investigational New Drug status ("IND") to market for anti-infectives is approximately 28%, which is higher than the average of 20% across the industry[36]. Although L.E.K. believes that the Avexa team has expertise in antivirals and has the ability to generate additional leads if the current leads fail, failure could increase the time and cost to market significantly. In addition, Avexa's HIV and HBV programs are focused on novel targets with no products currently on the market to validate the approach.

- As with many biotechnology companies, Avexa is dependent on key personnel with specific expertise in the area of anti-virals and antibiotics for the development of its programs. Loss of key personnel could contribute to program delays or failures, or increase the cost of development.

- Realisation of the potential opportunities assumes access to global markets, which will depend on Avexa entering into licensing agreements with experienced partners. There is no guarantee that such partners will be found at the most opportune time or that the optimal value of such deals will be achieved.

- Avexa faces the risk that its leads are not patentable, or that any patents obtained may not be enforceable. L.E.K. has had discussions with Avexa regarding the status of current patent applications and the direction of its broader patent strategy. For the purposes of this Report, L.E.K. has assumed that an appropriate patent strategy is being pursued and that necessary patents will be granted. L.E.K. has not uncovered anything leading us to believe that these assumptions are not reasonable, although L.E.K. has not undertaken any independent steps to confirm this.

- There is a risk that Avexa will face Freedom-to-Operate (FTO) constraints due to patent positions of other companies and will be unable to complete the required R&D steps to bring the drugs to market. Through discussions with Avexa, L.E.K. understand that Avexa has undertaken certain steps to confirm freedom to operate. For the purposes of this Report, L.E.K. has assumed that Avexa will have freedom to operate to complete the development of its programs. L.E.K. has not uncovered anything leading us to believe that these assumptions are not reasonable, although L.E.K. has not undertaken any independent steps to confirm this.

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[36] DiMasi, J.A., 2001, "Risks in New Drug Development: Approval Success Rates for Investigational Drugs", *Clin Pharmacol Ther*, vol. 69, p. 297-307. Note that the data is analyzed for products with IND filings from 1981 to 1992

L.E.K.

6 Summary

Overall, L.E.K. believes that Avexa is well-positioned and appears to be pursuing markets with attractive characteristics; however, the magnitude of the opportunity, while potentially large overall if the programs successfully make it to market, differs by program.

First, Avexa appears to be pursuing unique and sound experimental approaches in each of its programs developed through the experience of its key management in anti-infectives. Avexa key management has significant relevant experience in discovering, developing and bringing anti-virals to market.

Second, the markets that Avexa is pursuing have attractive characteristics. Avexa is targeting serious, chronic diseases characterised by high levels of unmet needs and a recognition that novel, more efficacious drugs are required. Anti-infectives, and AIDS anti-virals in particular, have faster development timelines and therefore a quicker route to market than drugs in other therapeutic areas. In addition, some anti-viral companies have historically been able to achieve attractive outlicensing deal terms and valuations upon acquisition, even at relatively early stages.

However, the magnitude of the opportunity, while potentially large overall, differs by program:

1. HIV program: Given Avexa's novel approach and likely early-in-class status, the potential revenue opportunity for a product resulting from Avexa's HIV program could be significant, but will depend on the level of superior efficacy, resistance profile and improved convenience that Avexa's product can demonstrate

2. HBV program: It is unlikely that Avexa's HBV drug will reach the same revenue potential as its HIV drug. The potential of a product from Avexa's HBV program to match or exceed revenue levels of current incumbents will depend on its ability to demonstrate favourable product characteristics such as better efficacy and improved convenience

3. VRE program: The potential market and revenue opportunity for the VRE program varies widely based on the indication and the potency of the drug that is ultimately achieved

Avexa faces both program-specific and general risks that may affect its ability to realise and capitalise on the above opportunities, particularly as an early-stage biotechnology company (eg., product failure). These risks have been described in the earlier sections of this report. L.E.K. does not believe that these risks pose a significantly greater threat than they would for any other company with a similar early-stage profile in similar markets.

DISCLAIMER

This report is provided solely for inclusion in the IM and prospectus. All comments, forecasts and recommendations made in this report are made in good faith on the basis of information available to the consultants at the time including information from Avexa. The assessment in this report is based on a number of discussions with Avexa, publicly available sources and L.E.K.'s view based on this information. L.E.K. did not perform any primary research with prescribing physicians or patients or healthcare authorities to support Avexa's competitive position or the market potential. L.E.K. is not a patent attorney and did not independently analyse the scope, validity or enforceability of any patents or other intellectual property rights for the purposes of this report.

L.E.K. is making no representation that further research and development will be successful, or that the markets or Avexa's opportunities will be realised. L.E.K. does not guarantee that the actions noted in this report will actually come to pass because of possible changes in the markets and general business environment, and actions by Avexa, which occur over time subsequent to this report and are beyond our control to know.

We have given our written consent to the issue of this report as appearing in the IM and prospectus in the form and context in which it appears. We have been involved only in the preparation of this Report and not in any other part of the IM or prospectus, and specifically disclaim liability to any person in respect of any statements included elsewhere in the IM and prospectus. We have not, other than as set out above, been involved in the preparation, nor authorised or caused the issue of, the IM or prospectus.

We have acted independently in preparing this report and neither L.E.K. Consulting Pty Ltd nor its principals have any pecuniary interest in Avexa that could be regarded as affecting its ability to provide an unbiased opinion of the matter contained in this Report. L.E.K. will receive a normal professional fee for the preparation of this independent report. With the exception of fees, it will not receive any other benefits, either directly or indirectly, from the preparation of this report.

Yours sincerely

Lisa McIntyre, PhD
Director
L.E.K. Consulting Pty Limited

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Section 11
Investigating Accountant's Report

KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402

ABN: 65 003 891 718

161 Collins Street
Melbourne Vic 3000
Australia

GPO Box 2291U
Melbourne Vic 3001
Australia

Telephone: +61 3 9288 5555
Facsimile: +61 3 9288 6666
DX: 30824 Melbourne
www.kpmg.com.au

The Directors
Amrad Corporation Ltd
576 Swan St
Richmond VIC 3121

5 July 2004

Dear Sirs/Madam

Investigating Accountant's Report

Introduction

KPMG Transaction Services (Australia) Pty Limited ("KPMG Transaction Services") has been engaged by Amrad Corporation Ltd ("Amrad") to prepare this report for inclusion in the Information Memorandum to be dated 5 July 2004 relating to the Spin-out of Avexa Limited (Avexa).

Expressions defined in the Information Memorandum have the same meaning in this report.

Financial information

KPMG Transaction Services has been requested to prepare a report covering the pro forma financial information and forecast use of Avexa funds described below and disclosed in the Information Memorandum.

1 Pro forma financial information

The pro forma financial information, as set out in Information Memorandum, comprises the pro forma, unaudited:

- impact of Spin-out on Amrad's statement of financial position as at 1 July 2004 and the related notes as set out in section 2.6; and
- statement of financial position as at 1 July 2004 for Avexa and the related notes as set out in Section 4.14(3)

The pro forma financial information has been derived from financial information adjusted for the pro forma transactions and/or adjustments described in Sections 2.6 and 4.14 of the Information Memorandum.

The directors of Amrad are responsible for the preparation and presentation of the pro forma financial information, including the determination of the pro forma transactions and/or adjustments.

The pro forma financial information is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

Forecast use of Avexa funds

The directors' forecast use of Avexa funds is set out in Section 4.14(2) of the Information Memorandum and comprises Avexa's budgeted use of funds for the two years commencing 1 July 2004. The directors of

Amrad and the directors of Avexa are responsible for the preparation and presentation of the directors' forecast, including the best-estimate assumptions on which the directors' forecast is based and the sensitivity of the directors' forecast to changes in key assumptions.

The directors' forecast has been prepared by the directors to provide investors with a guide to Avexa's potential future use of funds based upon the achievement of certain operating and developmental assumptions about future events and actions that have not yet occurred and may not necessarily occur. The directors' best-estimate assumptions underlying the directors' forecast are set out in Section 4.14(4) of the Information Memorandum.

There is a considerable degree of judgment involved in the preparation of any forecast. Consequently, the actual results or use of funds of Avexa during the forecast period may vary materially from the directors' forecast, and that variation may be materially positive or negative.

The risks to which the business of Avexa is exposed are set out in Section 4.15 of the Information Memorandum. Investors should consider the directors' forecast in conjunction with the assumptions and risks as disclosed.

The directors' forecast is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

2 Scope

Review of pro forma financial information

We have reviewed the pro forma financial information in order to report whether anything has come to our attention which causes us to believe that the pro forma financial information, as set out in Sections 2.6 and 4.14(3) of the Information Memorandum, has not been presented fairly:

- on the basis of the pro forma transactions and/or adjustments; and
- in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Amrad and Avexa disclosed in Section 4.14(5) of the Information Memorandum.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- a review of the pro forma transactions and/or adjustments made to the historical financial information;
- a review of work papers, accounting records and other documents;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Amrad and Avexa disclosed in Section 4.14(5) of the Information Memorandum; and
- enquiry of directors, management and others.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review of directors' forecast and directors' best-estimate assumptions

We have reviewed the directors' forecast use of Avexa funds, set out in Section 4.14(2) of the Information Memorandum, and the directors' best-estimate assumptions underlying the directors' forecast, set out in

Section 4.14(4) of the Information Memorandum, in order to report whether anything has come to our attention which causes us to believe that:

- the directors' best-estimate assumptions, when taken as a whole, do not provide reasonable grounds for the preparation of the directors' forecast;
- the directors' forecast is not properly compiled on the basis of the directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Avexa disclosed in Section 4.14(5) of the Information Memorandum; and
- the directors' forecast itself is unreasonable.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary.

Our review of the directors' forecast and the directors' best-estimate assumptions is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the directors' forecast or the directors' best-estimate assumptions.

3 Review statements

Review statement on the pro forma financial information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the pro forma financial information, as set out in Sections 2.6 and 4.14(3) of the Information Memorandum, has not been presented fairly:

- on the basis of the pro forma transactions and/or adjustments; and
- in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Amrad and Avexa disclosed in Section 4.14(5) of the Information Memorandum.

Review statement on the directors' forecast and the directors' best-estimate assumptions

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the directors' best-estimate assumptions, set out in Section 4.14(4) of the Information Memorandum, when taken as a whole, do not provide reasonable grounds for the preparation of the directors' forecast;
- the directors' forecast, set out in Section 4.14(2) of the Information Memorandum, is not properly compiled on the basis of the directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Avexa disclosed in Section 4.14(5) of the Information Memorandum; and
- the directors' forecast itself is unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies, often outside the control of Avexa. If events do not occur as assumed, actual use of funds by Avexa may vary significantly from the directors' forecast. Accordingly, we do not confirm or guarantee the achievement of the directors' forecast, as future events, by their very nature, are not capable of independent substantiation.

KPMG

4 Independence

KPMG Transaction Services does not have any interest in the outcome of this issue, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received. KPMG is the auditor of Amrad and has been appointed auditor of Avexa and from time to time, KPMG also provides Amrad with certain other professional services for which normal professional fees are received.

5 General advice warning

This report has been prepared, and included in the Information Memorandum, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

Kevin Morris

Kevin Morris
Director, *KPMG Transaction Services*
(Australia) Pty Ltd

KPMG

KPMG FINANCIAL SERVICES GUIDE

KPMG Transaction Services

KPMG Transaction Services (Australia) Pty Limited ABN 65 003 891 718 ("KPMG Transaction Services" or **"we"** or **"us"** or **"ours"** as appropriate) has been engaged to issue general financial product advice in the form of a report to be provided to you.

Financial Services Guide

In the above circumstances we are required to issue to you, as a retail client, a Financial Services Guide ("**FSG**"). This FSG is designed to help retail clients make a decision as to their use of the general financial product advice and to ensure that we comply with our obligations as financial services licensees.
This FSG includes information about:

(1) who we are and how we can be contacted;

(2) the services we are authorised to provide under our **Australian Financial Services Licence, Licence No: 245402**;

(3) remuneration that we and/or our staff and any associates receive in connection with the general financial product advice;

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We hold an Australian Financial Services Licence which authorises us to provide financial product advice in relation to:

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We provide financial product advice by virtue of an engagement to issue a report in connection with a financial product of another person. Our report will include a description of the circumstances of our engagement and identify the person who has engaged us. You will not have engaged us directly but will be provided with a copy of the report as a retail client because of your connection to the matters in respect of which we have been engaged to report.

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In our report we provide general financial product advice, not personal financial product advice, because it has been prepared without taking into account your personal objectives, financial situation or needs.

You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on the advice. Where the advice relates to the acquisition or possible acquisition of a financial product, you should also obtain a product disclosure statement relating to the product and consider that statement before making any decision about whether to acquire the product.

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From time to time KPMG Transaction Services or KPMG and/or KPMG related entities may provide professional services, including audit, tax and financial advisory services, to financial product issuers in the ordinary course of its business.

Complaints resolution

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As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing, addressed to The Complaints Officer, KPMG Transaction Services, PO Box H67, Australia Square, Sydney NSW 1213.

When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than **45 days** after receiving the written complaint, we will advise the complainant in writing of our determination.

Referral to External Dispute Resolution Scheme

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Contact details

You may contact us using the details set out below.

KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
ABN: 65 003 891 718
10 Shelley Street Sydney NSW 2000 Australia
PO Box H67 Australia Square Sydney NSW 1213 Australia
Telephone: +61 2 9335 7000
Facsimile: +61 2 9299 7077
DX: 1056 Sydney
www.kpmg.com.au

Section 12
Implementation Deed

Deacons

Dated 9 July 2004

Implementation Deed

Parties

Amrad Corporation Limited
ACN 006 614 375

Avexa Limited
ACN 108 150 750

Contact

Roderick LJ Lyle
Partner
385 Bourke Street, Melbourne VIC 3000
Telephone: +61 (0)3 8686 6097
Email: rod.lyle@deacons.com.au
Website: www.deacons.com.au
Our ref: 2530222

Contents

Deed dated 9 July 2004

Parties **Amrad Corporation Limited** ACN 006 614 375
of 576 Swan St Richmond 3121
(**Amrad**); and
Avexa Limited ACN 108 150 750
of 576 Swan St Richmond 3121
(**Avexa**)

Introduction

A. Amrad proposes to Spin-out its anti-infectives business (**Business**) to Avexa (**Spin-out**).

B. It is proposed that the Spin-out take the following form:

(1) Amrad will transfer the Business to Avexa in consideration of Avexa issuing 40,156,000 Avexa Shares to Amrad under the Master Transfer Agreement;

(2) Amrad will also subscribe $12 million in cash to Avexa in consideration for the issue of a further 40,156,000 Avexa Shares under this Deed; and

(3) Amrad will transfer all of the Scheme Shares to Amrad Shareholders (subject to the terms of the Scheme) pursuant to a capital reduction and a scheme of arrangement under section 411 of the Corporations Act.

C. This Deed documents the mutual and respective obligations of the parties in relation to the Spin-out.

It is agreed

1 Definitions and interpretation

1.1 Definitions in the Scheme

Except where defined in clause 1.2, terms defined in the Scheme have the same meaning in this Deed.

1.2 Other terms

In this Deed:

(1) **Amrad Investment** has the meaning given in clause 3;

(2) **Business** has the meaning given at Recital A;

(3) **Conditions** means the conditions set out in clause 2;

(4) **Court Scheme Meeting Approval Date** means the date on which the Court makes orders to convene the Scheme Meeting;

(5) **Deed** means this document, including any schedule or annexure to it;

(6) **End Date** means 31 December 2004 or such later date as Amrad and Avexa agree in writing;

(7) **Master Transfer Agreement** means the agreement of that name between Amrad and Avexa dated 1 July 2004 under which the Business is transferred from Amrad to Avexa;

(8) **Notice** has the meaning given at clause (1);

(9) **Regulatory Approval** means the approval or consent required from any Regulatory Authority or judicial entity or authority to implement the transactions envisaged by this Deed;

(10) **Regulatory Authority** includes:

(a) ASIC;

(b) ASX; and

(c) any regulatory organisation established under statute;

(11) **Scheme** means the scheme of arrangement proposed to be entered into pursuant to section 411 of the Corporations Act between Amrad and Amrad Shareholders substantially in the form set out in A, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act;

(12) **Spin-out** has the meaning given at Recital A;

(13) **Statutory Provision** has the meaning given at clause 1.3(1)(e); and

(14) **Transaction Documents** means this Deed, the Master Transfer Agreement and the Information Memorandum.

1.3 Interpretation

In this Deed:

(1) reference to:

(a) one gender includes the others;

(b) the singular includes the plural and the plural includes the singular;

(c) a person includes a body corporate;

(d) a party includes the party's executors, administrators, successors and permitted assigns;

(e) a statute, regulation or provision of a statute or regulation (**Statutory Provision**) includes:

(i) that Statutory Provision as amended or re-enacted;

(ii) a statute, regulation or provision enacted in replacement of that Statutory Provision; and

(iii) another regulation or other statutory instrument made or issued under that Statutory Provision; and

(f) money is to Australian dollars, unless otherwise stated.

(2) "Including" and similar expressions are not words of limitation.

(3) Where a word or expression is given a particular meaning, other parts of speech and grammatical forms of that word or expression have a corresponding meaning.

(4) Headings and any table of contents or index are for convenience only and do not form part of this Deed or affect its interpretation.

(5) A provision of this Deed must not be construed to the disadvantage of a party merely because that party was responsible for the preparation of the Deed or the inclusion of the provision in the Deed.

(6) If an act must be done on a specified day which is not a Business Day, it must be done instead on the next Business Day.

2 Conditions to Spin-out

Completion of the Spin-out is subject to the satisfaction of each of the following Conditions:

(1) Amrad and Avexa having executed the Master Transfer Agreement and completed the transfer of the Business under that agreement;

(2) Amrad having made the Amrad Investment under clause 3;

(3) the passing by Amrad Shareholders of the resolutions necessary to give effect to the Spin-out, being:

(a) an ordinary resolution to approve the Capital Reduction; and

(b) approval of the Scheme at the Scheme Meeting by the requisite majority of Amrad Shareholders present and voting, and holding the requisite number of votes which may be cast at the Scheme Meeting;

(4) the lodgement with ASIC of an office copy of the Court orders approving the Scheme; and

(5) ASX granting Standard Listing Approval to Avexa.

3 Amrad Investment

On 13 July 2004 Amrad must subscribe $12 million in cash to Avexa in consideration for Avexa issuing to Amrad 40,156,000 Avexa Shares (**Amrad Investment**).

4 Covenants of Amrad

4.1 General covenants

Amrad covenants with Avexa to:

(1) do everything (including executing any document) necessary, desirable or expedient to:

(a) ensure that all of the Conditions except the Condition specified in clause (4) are satisfied; and

(b) carry out the Scheme and Capital Reduction; and

(2) give all assistance Avexa reasonably requires in order to procure the satisfaction of the Condition specified in clause 2(5).

4.2 Carrying out the Scheme

Without limiting the generality of clause 4.1, Amrad must:

(1) convene a general meeting for the purpose of approving the Capital Reduction;

(2) apply to the Court for orders convening the Scheme Meeting and hold the Scheme Meeting in accordance with any such orders;

(3) apply to the Court for orders approving the Scheme if:

(a) the Capital Reduction; and

(b) the Scheme,

are approved by Amrad Shareholders; and

(4) lodge with ASIC an office copy of the Court orders approving the Scheme.

5 Covenants of Avexa

5.1 General covenants

Avexa covenants with Amrad to:

(1) observe all the provisions of the Scheme and the Capital Reduction which relate to it and do everything within its power that is necessary to give full effect to the Scheme and the Capital Reduction;

(2) do everything (including executing any document) necessary, desirable or expedient to:

(a) ensure that the Conditions specified in clauses 2(1), 2(2) and 2(5) are satisfied; and

(b) assist Amrad to ensure that the Scheme becomes Effective in accordance with its terms; and

(3) give all assistance Amrad reasonably requires in order to procure the satisfaction of the Conditions specified in clause 2(3) and clause 2(4).

5.2 ASX Listing

Without limiting Avexa's obligations under clause 5.1, Avexa must:

(1) apply:

(a) to be admitted to the official list of ASX; and

(b) for the Avexa Shares to be quoted on ASX (subject to any requirements of ASX pursuant to Chapter 9 of the Listing Rules),

(2) within a reasonable period after the lodgement of the Information Memorandum, and in accordance with the requirements of ASIC and the Corporations Act; and

do everything necessary, desirable or expedient to procure the satisfaction of any conditions or requirements associated with any conditional ASX listing approval.

6 Termination

6.1 Automatic termination

If the Scheme is not Effective by the End Date or such later date as the Court approves with the consent of both parties, this Deed will automatically terminate.

6.2 Effect of termination

If this Deed is terminated it will become void and have no effect, other than in respect of any liability for an antecedent breach.

6.3 Survival of provisions

The provisions of clauses 1, 7, 16, 17 and this clause 6.3 will continue to apply after the termination of this Deed.

7 Costs and outlays

Amrad is responsible for:

(1) all the costs and expenses of both parties in the negotiation, preparation, and execution of this Deed; and

(2) all the costs and expenses in the proposed, attempted or actual implementation of the Spin-out including costs in relation to:

(a) the Capital Reduction and the Scheme;

(b) the preparation and distribution of the Information Memorandum;

(c) the obtaining of any Regulatory Approval; and

(d) the fees and expenses of any advisers (including brokerage fees of any Nominee appointed).

8 Public announcements

8.1 Public announcement and submissions

Subject to clause 8.2, the parties agree that:

(1) no public announcement of a transaction undertaken in connection with the Spin-out may be made other than in a form approved by the parties; and

(2) no submission for the approval of any Regulatory Authority pursuant to this Deed will be made without reasonable consultation with the other parties and each party will use all reasonable endeavours to procure such approval and constructively participate in such consultation as soon as practicable.

8.2 Required disclosure

Where a party is required by law or any Listing Rules to make any announcement or make any disclosure relating to matters the subject of a Transaction Document, it must consult to the fullest extent reasonably possible in the circumstances with the other party.

8.3 Agreed form of announcement

Immediately after this Deed is signed, the parties will issue a public announcement in a form to be agreed.

9 Covenants held on trust

The benefit of all covenants given under this Deed by Avexa to Amrad will be held by Amrad:

(1) for its own benefit; and

(2) on trust for the benefit of all Amrad Shareholders.

10 Further assurance

Each party must promptly and, subject to clause 7, at its own cost, do all things (including executing and if necessary delivering all documents) necessary or desirable to give full effect to this Deed.

11 Severability

If anything in this Deed is unenforceable, illegal or void then it is severed and the rest of this Deed remains in force.

12 Entire understanding

This Deed:

(1) is the entire agreement and understanding between the parties on everything connected with the subject matter of this Deed; and

(2) supersedes any prior agreement or understanding on anything connected with that subject matter.

13 Variation

An amendment or variation to this Deed:

(1) before the date of the Court Scheme Meeting Approval Date is not effective unless it is in writing and signed by both parties; and

(2) after the Court Scheme Meeting Approval Date is not effective unless it is in writing and signed by both parties and approved by the Court.

14 Assignment

The rights of the parties under this Deed are personal and cannot be assigned without the prior written consent of both parties.

15 Waiver

(1) A party's failure or delay to exercise a power or right does not operate as a waiver of that power or right.

(2) The exercise of a power or right does not preclude either its exercise in the future or the exercise of any other power or right.

(3) A waiver is not effective unless it is in writing.

(4) Waiver of a power or right is effective only in respect of the specific instance to which it relates and for the specific purpose for which it is given.

16 Notices

(1) A notice or other communication connected with this Deed (**Notice**) has no legal effect unless it is in writing.

(2) In addition to any other method of service provided by law, the Notice may be:

(a) sent by prepaid ordinary post to the address for service of the addressee, if the address is in Australia and the Notice is sent from within Australia;

(b) sent by prepaid airmail to the address for service of the addressee, if the address is outside Australia or if the Notice is sent from outside Australia;

(c) sent by facsimile to the facsimile number of the addressee; or

(d) delivered at the address for service of the addressee.

(3) A certificate signed by a party giving a Notice or by an officer or employee of that party stating the date on which that Notice was sent or delivered under clause 16(2) is prima facie evidence of the date on which that Notice was sent or delivered.

(4) If the Notice is sent or delivered in a manner provided by clause 16(2), it must be treated as given to and received by the party to which it is addressed:

(a) if sent by post from within Australia to an address in Australia, on the 2nd Business Day (at the address to which it is posted) after posting;

(b) if sent by post from an address in Australia to an address outside Australia or sent by post from outside Australia, on the 5th Business Day (at the address to which it is posted) after posting;

(c) if sent by facsimile before 5pm on a Business Day at the place of receipt, on the day it is sent and otherwise on the next Business Day at the place of receipt; or

(d) if otherwise delivered before 5pm on a Business Day at the place of delivery, upon delivery, and otherwise on the next Business Day at the place of delivery.

(5) Despite clause 16(4)(c), a facsimile is not treated as given or received unless at the end of the transmission the sender's facsimile machine issues a report confirming the transmission of the number of pages in the Notice.

(6) If a Notice is served by a method which is provided by law but is not provided by clause 16(2), and the service takes place after 5 pm on a Business Day, or on a day which is not a Business Day, it must be treated as taking place on the next Business Day.

(7) A Notice sent or delivered in a manner provided by clause 16(2) must be treated as validly given to and received by the party to which it is addressed even if:

(a) the addressee has been liquidated or deregistered or is absent from the place at which the Notice is delivered or to which it is sent; or

(b) the Notice is returned unclaimed.

(8) Amrad's address and facsimile number for service are:

Name	:	Amrad Corporation Limited
Attention	:	Company Secretary
Address	:	576 Swan Street, Richmond VIC 3121
Facsimile no	:	+61 3 9208 4356

(9) Avexa's address and facsimile number for service are:

Name	:	Avexa Limited
Attention	:	Company Secretary
Address	:	576 Swan Street, Richmond VIC 3121
Facsimile no	:	+61 3 9208 4352

(10) A party may change its address or facsimile number for service by giving Notice of that change to each other party.

(11) If the party to which a Notice is intended to be given consists of more than 1 person then the Notice must be treated as given to that party if given to any of those persons.

(12) Any Notice by a party may be given and may be signed by its solicitor.

(13) Any Notice to a party may be given to its solicitor by any of the means listed in clause 16(2) to the solicitor's business address or facsimile number.

17 Governing law and jurisdiction

(1) The law of Victoria governs this Deed.

(2) The parties submit to the non-exclusive jurisdiction of the courts of Victoria and of the Commonwealth of Australia.

18 Execution of counterparts

This Deed may be executed in any number of counterparts.

(1) Each counterpart is an original but the counterparts together are one and the same instrument.

(2) Executed as a deed:

Executed by **Amrad Corporation Limited** ACN 006 614 375 in accordance with section 127 of the Corporations Act 2001:

Company secretary	Director
ROBYN MARIE FRY	PETER MICHAEL SMITH
Name of company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Executed by **Avexa Limited** ACN 108 150 750 in accordance with section 127 of the Corporations Act 2001:

Company secretary	Director
ROBYN MARIE FRY	ALAN M BOYD
Name of company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Annexure A

Scheme of Arrangement attached – see Section 8

Section 13
Notices of General Meeting and Scheme Meeting

Amrad Corporation Limited (Amrad)

ABN 37 006 614 375

NOTICE OF GENERAL MEETING

Notice is given that a general meeting of Amrad Shareholders will be held at Computershare Conference Centre, Yarra Falls, 452 Johnson Street, Abbotsford, Victoria, 3067 on Tuesday, 31 August 2004 at 10:00 am (Melbourne time) (**General Meeting**).

PURPOSE OF GENERAL MEETING – CAPITAL REDUCTION RESOLUTION

The purpose of this meeting is to consider, and if thought fit, to pass the following resolution as an ordinary resolution:

"That subject to and conditional on:

(a) the Scheme Resolution being passed at the Scheme Meeting by the requisite majority of holders of fully paid ordinary shares in Amrad;

(b) the Scheme between Amrad and Amrad Shareholders being approved by the Court;

(c) an official copy of the order of the Court approving the Scheme being lodged with ASIC; and

(d) ASX granting Standard Listing Approval to Avexa,

the share capital of Amrad be reduced by A$0.15 per Amrad Share on issue at the Record Date, such reduction to be effected by appropriating that sum to or for the benefit of each Amrad Shareholder in accordance with the Scheme set out in Section 8 of the Information Memorandum."

(**Capital Reduction Resolution**)

By order of the Board

Ms Robyn Fry
Company Secretary
Amrad Corporation Limited
27 July 2004

NOTES FOR THE GENERAL MEETING

1. Explanatory Notes

(1) The Capital Reduction Resolution will be put to Amrad Shareholders to obtain approval under section 256C of the Corporations Act for an equal reduction in Amrad's share capital under section 256B of the Corporations Act of A$0.15 for each Amrad Share on issue at the Record Date.

(2) The proposed Capital Reduction is part of the Scheme and the implementation of the Scheme is conditional upon the Capital Reduction Resolution being passed.

(3) The effect of the Capital Reduction on Amrad, and all matters material to making a decision as to how to vote on the Capital Reduction Resolution, are set out in the Information Memorandum of which this Notice of General meeting forms a part.

(4) If the Capital Reduction Resolution is passed, it will take effect only if the Scheme Resolution is passed at the Scheme Meeting by the requisite majority and only if all other conditions to the Scheme are satisfied or waived.

(5) The Amrad Board believes that the Capital Reduction is fair and reasonable to the Amrad Shareholders as a whole, and will not materially prejudice Amrad's ability to pay its creditors.

(6) Each Amrad Director recommends that you vote in favour of the Capital Reduction Resolution, and each Amrad Director intends to vote all Amrad Shares held by them in favour of the Capital Reduction Resolution.

2. Defined Terms

Unless expressly defined otherwise in this Notice of General Meeting, capitalised terms used in this Notice have meaning given to them in the Scheme or the Notice of Scheme Meeting.

3. Voting

3.1 *Determination of entitlement to vote*

For the purposes of this General Meeting, an entitlement to vote will be determined according to persons who are registered as Amrad Shareholders on the Amrad Share Register at 7.00pm on Friday, 27 August 2004 (**Qualified Amrad Shareholders**).

3.2 *Method of Voting*

Voting at the meeting will be conducted by poll. Qualified Amrad Shareholders can vote at the General Meeting by either:

(a) attending the meeting and voting in person, or by attorney, and in the case of corporate shareholders, by a representative; or

(b) appointing a proxy to attend and vote on their behalf (by using the attached General Meeting Proxy Form).

3.3 *Voting by attorney*

Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the General Meeting, unless Amrad has already noted it.

3.4 *Proxies*

If you are a Qualified Amrad Shareholder, you may appoint 1 or 2 proxies. Where 2 proxies are appointed, you may specify the number or proportion of votes that each may exercise, failing which each proxy may exercise half of the votes.

A proxy need not be a member of Amrad and each proxy will have the right to vote and to speak at the General Meeting.

If you would like to appoint a proxy in respect of the General Meeting, please complete and return the attached General Meeting Proxy Form.

In order for an appointment of a proxy to be effective, a validly completed General Meeting Proxy Form must be received by Amrad at the address or facsimile number below no later than 10:00am on Sunday, 27 August 2004:

Attention:	Amrad Share Registry c/o Computershare Investor Services Pty Limited
Address:	GPO BOX 242 Melbourne, Victoria 3000
Fax:	(03) 9473 2555

Qualified Amrad Shareholders who do not plan to attend the General Meeting are encouraged to complete and return the attached General Meeting Proxy Form.

Amrad Corporation Limited (Amrad)

ABN 37 006 614 375

NOTICE OF COURT ORDERED SCHEME MEETING

Notice is given that, by an order of the Federal Court of Australia made on Tuesday, 20 July 2004 pursuant to section 411(1) of the Corporations Act, a meeting of Amrad Shareholders (**Scheme Meeting**) will be held at Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067, on Tuesday, 31 August 2004 at 11:00 am (Melbourne time), or immediately following the conclusion of the general meeting of Amrad Shareholders (**General Meeting**) to be held on the same day.

The Court also directed that Mr Robert W Moses, or failing him Mr Olaf O'Duill, act as Chairman of the Scheme Meeting (unless the members at the meeting elect some other person to act as chairman of the meeting) and has directed the Chairman to report the result of the meeting to the Court.

PURPOSE OF SCHEME MEETING – SCHEME RESOLUTION

The purpose of this meeting is to consider, and if thought fit, pass the following resolution:

"That pursuant to and in accordance with section 411 of the Corporations Act, the Scheme of Arrangement proposed to be entered into between Amrad and its fully paid ordinary shareholders (which is described in Section 8 of the Information Memorandum) is approved (with or without modification as approved by the Federal Court of Australia)."

(**Scheme Resolution**)

By order of the Board

Ms Robyn Fry
Company Secretary
Amrad Corporation Limited
27 July 2004

NOTES TO THE SCHEME MEETING

1. Explanatory Notes

(1) To enable you to make an informed voting decision in respect of the Scheme Resolution, it is recommended that you carefully read the Scheme as well as all other sections of the Information Memorandum, throughout which the purpose and effect of the Scheme are discussed.

(2) The Amrad Board recommends that you vote in favour of the Scheme Resolution. Each Amrad Director intends to vote all Amrad Shares held by them in favour of the Scheme Resolution.

2. Defined Terms

Unless expressly defined otherwise in this Notice of Scheme Meeting, capitalised terms used in this Notice have the meaning given to them in the Scheme.

3. Voting

3.1 Majority required

In accordance with section 411(4)(a) of the Corporations Act, for the Scheme to become effective, the Scheme Resolution must be passed by:

(a) a majority of the number of holders of ordinary Amrad Shares present and voting (either in person or by proxy) at the Scheme Meeting; and

(b) 75% of the votes cast on the Scheme Resolution.

3.2 Determination of entitlement to vote

For the purposes of this Scheme Meeting, an entitlement to vote will be determined according to persons who are registered as Amrad Shareholders on the Amrad Share Register at 7.00pm on Friday, 27 August 2004 (**Qualified Amrad Shareholders**).

3.3 Method of voting

Qualified Amrad Shareholders can vote at the Scheme Meeting by either:

(a) attending the meeting and voting in person, or by attorney, and in the case of corporate shareholders, by a representative; or

(b) appointing a proxy to attend and vote on their behalf (by using the attached Scheme Meeting Proxy Form).

3.4 Voting by attorney

Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the Scheme Meeting, unless Amrad has already noted it.

3.5 Proxies

If you are a Qualified Amrad Shareholder, you may appoint 1 or 2 proxies. Where 2 proxies are appointed, you may specify the number or proportion of votes that each may exercise, failing which each proxy may exercise half of the votes.

A proxy need not be a member of Amrad and each proxy will have the right to vote and to speak at the Scheme Meeting.

If you would like to appoint a proxy in respect of the Scheme Meeting, please complete and return the attached Scheme Meeting Proxy Form.

In order for an appointment of a proxy to be effective, a validly completed Scheme Meeting Proxy Form must be received by Amrad at the address or facsimile number below no later than 10:00 am on Sunday, 29 August 2004:

Attention:	Amrad Share Registry c/o Computershare Investor Services Pty Limited
Address:	GPO BOX 242 Melbourne, Victoria 3000
Fax:	(03) 9473 2555

Amrad Shareholders who do not plan to attend the Scheme Meeting are encouraged to complete and return the attached Scheme Meeting Proxy Form.

4. Court Approval

In accordance with section 411(4)(b) of the Corporations Act, the Scheme (with or without modification) must also be approved by an order of the Court to become effective. If the Scheme Resolution is passed by the requisite majority, and the Capital Reduction Resolution is passed at the General Meeting, Amrad intends to apply to the Court on Monday, 6 September 2004 for the necessary orders to approve the Scheme.

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Section 14
Glossary

5. Glossary

Definitions in this Information Memorandum have the following meanings unless the context requires otherwise.

A$* or *$ means Australian dollars.

AAM means ABN AMRO Morgans Corporate Limited ABN 32 010 539 607.

Agenerase® is a registered trade mark of Glaxo Group Limited.

Ampligen® is a registered trade mark of Bioclones (Proprietary) Limited.

Amrad means Amrad Corporation Limited ABN 37 006 614 375.

Amrad Board means the board of directors of Amrad.

Amrad Director means a director of Amrad.

Amrad Investment Amount means $12 million.

Amrad Investment means the subscription of $12 million in cash consideration for 40,156,225 Avexa Shares by Amrad.

Amrad Investment Share means an Avexa Share to be subscribed for by Amrad and issued by Avexa as part of the Amrad Investment.

Amrad Share means a fully paid ordinary share in the capital of Amrad.

Amrad Shareholder means a holder of Amrad Shares.

Amrad Share Register means the register of Amrad Shareholders maintained under section 169 of the Corporations Act.

Amrad Share Registry means Computershare Investor Services Pty Limited ACN 078 279 277.

ASIC means the Australian Securities and Investments Commission.

ASTC Business Rules means the business rules regulating the functions and operations of CHESS.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691) or Australian Stock Exchange, as the context requires.

Avexa means Avexa Limited ABN 53 108 150 750.

Avexa Business means the anti-infectives business conducted by Avexa.

Avexa Director means a director of Avexa.

Avexa Share means a fully paid ordinary share in the capital of Avexa.

Avexa Share Registry means Computershare Investor Services Pty Limited ACN 078 279 277.

Business Day means a business day as defined in the Listing Rules.

Capital Reduction means the reduction of the share capital of Amrad in accordance with the Capital Reduction Resolution.

Capital Reduction Amount means $19.2 million divided by the number of Amrad Shares on issue as at the Close of Registers.

Capital Reduction Resolution means the ordinary resolution in the form set out in the Notice of General Meeting.

CHESS means the clearing-house electronic sub-register system of share transfer operated by ASX Settlement and Transfer Corporation Pty Limited.

Close of Registers means 5:00pm on the Record Date.

Combivir® is a registered trade mark of Glaxo Group Limited.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia.

Crixivan® is a registered trade mark of Merck & Co., Inc.

Effective, when used in relation to the Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme.

Effective Date means the date on which the Scheme becomes Effective.

Eligible Amrad Share means an Amrad Share on issue at the Close of Registers.

Eligible Amrad Shareholder means a person registered on the Amrad Share Register as the holder of an Eligible Amrad Share.

Emtriva™ is a trade mark of Gilead Sciences, Inc.

End Date means 31 December 2004.

Epivir® is a registered trade mark of Glaxo Group Limited.

Foscavir® is a registered trade mark of Astra Zeneca AB.

Fuzeon® is a registered trade mark of Hoffman-La Roche Inc.

General Meeting means the general meeting of Amrad convened to consider and, if thought fit, approve the Capital Reduction Resolution.

HBV means Hepatitis B virus.

Hepavir-B™ is a trade mark of Metabasis Therapeutics, Inc/Ribapharm, Inc.

HepeX-B™ is a trade mark of XTL Biopharmaceuticals Limited.

Hepsera® is a registered trade mark of Gilead Sciences, Inc.

HIV means human immunodeficiency virus.

Hivid® is a registered trade mark of Hoffman-La Roche Inc.

Implementation Deed means the agreement between Amrad and Avexa dated 9 July 2004 in relation to their respective obligations in relation to the Spin-out (reproduced in Section 12 of this Information Memorandum).

Ineligible Overseas Shareholder means an Amrad Shareholder whose address as shown on the Amrad Share Register at the Close of Registers is a place outside Australia, unless Amrad and Avexa are both satisfied that the laws of such a place permit Amrad to transfer the Scheme Shares to that shareholder either

unconditionally or subject to compliance with conditions and/or legal requirements which Amrad and Avexa both regard, in their absolute discretion, as being acceptable and not unduly onerous.

Information Memorandum means this document including any schedule or annexure to it.

Intron A® is a registered trade mark of Schering-Plough Corporation.

Invirase® is a registered trade mark of Hoffman-La Roche Inc.

Kaletra® is a registered trade mark of Abbott Laboratories Inc.

Listing Date means the date on which trading of Avexa Shares commences on ASX.

Listing Rules means the official listing rules of ASX.

Meetings means the General Meeting and the Scheme Meeting, or any one of them, as the case may be.

Meeting Record Date means the time and date specified in the Notices of Meetings for determining entitlements to attend and vote at the Meetings i.e. 7pm Friday, 27 August 2004.

Nominee means AAM or such other person nominated by Amrad to sell, the Scheme Shares to which Ineligible Overseas Shareholders would otherwise be entitled, as authorised by the Scheme.

Norvir® is a registered trade mark of Abbott Laboratories Inc.

Notices of Meetings means the notices of Meetings accompanying this Information Memorandum.

Record Date means the date for determining an Amrad Shareholder's entitlements to Scheme Shares under the Scheme, which will be the fifth Business Day after the Effective Date.

Rescriptor® is a registered trade mark of Pharmacia & Upjohn S.A.

Retrovir® is a registered trade mark of Glaxo Wellcome Australia Ltd.

Reyataz® is a registered trade mark of Bristol-Myers Squibb Company.

Scheme or demerger means the scheme of arrangement between Amrad and Amrad Shareholders as described in this Information Memorandum and more particularly set out in Section 8.

Scheme Meeting means the meeting of Amrad Shareholders, convened by the Court, to consider and if thought fit, approve the Scheme.

Scheme Shares means Avexa Shares to which Amrad Shareholders are entitled under the Scheme.

Scheme Transfer Date or Spin-out Date means the first Business Day after the Record Date.

Spin-out or *Spin-out Proposal* means the proposal by Amrad to divest or Spin-out the Avexa Business to Amrad Shareholders by way of the Capital Reduction and the Scheme.

Sustiva® is a registered trade mark of Bristol-Myers Squibb Pharma Company.

Videx® is a registered trade mark of Bristol-Myers Squibb Company.

Viracept® is a registered trade mark of Agouron Pharmaceuticals Inc.

Viramune® is a registered trade mark of Boehringer Ingelheim International GmbH.

Viread® is a registered trade mark of Gilead Sciences, Inc.

VRI means Vancomycin-resistant bacterial infections.

Zeffix® is a registered trade mark of Glaxo Group Limited.

Zerit® is a registered trade mark of Bristol-Myers Squibb Company.

Ziagen® is a registered trade mark of Glaxo Group Limited.

Section 15
Authorisation

The Amrad Board has approved the issue of this Information Memorandum and have not withdrawn that approval prior to the lodgement of this Information Memorandum with ASIC.

Robert W Moses
(Chairman)
Amrad Corporation Limited

Dr Peter Smith
(CEO / Executive Director)
Amrad Corporation Limited

Mr Graeme Kaufman
(Non-executive Director)
Amrad Corporation Limited

Professor Silviu Itescu
(Non-executive Director)
Amrad Corporation Limited

Ms Helen Cameron
(Non-executive Director)
Amrad Corporation Limited

Mr Olaf O'Duill
(Non-executive Director)
Amrad Corporation Limited

Corporate Directory

REGISTERED OFFICE OF AMRAD

Amrad Corporation Limited
Address: 576 Swan Street, Richmond VIC 3121

Tel: +61 3 9208 4000
Fax: +61 3 9208 4356
Website: www.amrad.com.au

LEGAL ADVISERS

Deacons
Address: Level 24, 385 Bourke Street
Melbourne VIC 3000

Tel: +61 3 8686 6000
Fax: +61 3 8686 6505
Website: www.deacons.com.au

DIRECTORS

Mr Robert Moses (Chairman)
Professor Silviu Itescu
Mr Graeme Kaufman
Mr Olaf O'Duill
Ms Helen Cameron
Dr Peter Smith

COMPANY SECRETARY
Ms Robyn Fry

INVESTIGATING ACCOUNTANT

KPMG Transaction Services (Australia) Pty Ltd
Address: 161 Collins Street, Melbourne VIC 3000

Tel: +61 3 9288 5555
Fax: +61 3 9288 6666
Website: www.kpmg.com.au

NOMINEE

ABN AMRO Morgans Corporate Limited
Address: Level 27, 367 Collins St, Melbourne VIC 3000

Tel: +61 3 9612 1450
Fax: +61 3 9592 4551
Website: www.abnamromorgans.com.au

INDEPENDENT EXPERT

PKF Corporate Advisory Services (Vic) Pty Ltd
Address: Level 11, CGU Tower, 485 LaTrobe Street, Melbourne VIC 3000

Tel: +61 3 9603 1700
Fax: +61 3 9602 3870
Website: www.pkf.com.au

SHARE REGISTRY

Computershare Investor Services Pty Limited
Address: Yarra Falls, 452 Johnson St, Abbotsford VIC 3067

Tel: 1300 85 05 05 (within Australia)
Fax: +61 3 9473 2555
Website: www.au.computershare.com

INDEPENDENT TECHNICAL EXPERT

L.E.K. Consulting Pty Ltd
Address: Level 36, Aurora Place,
88 Phillip Street, Sydney NSW 2000

Tel: +61 2 9323 0700
Fax: +61 2 9323 0600
Website: www.lek.com

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